Annual Report 2009





HIGHVELD STEEL ANNUAL REPORT 2009


50th
ANNIVERSARY
SINCE 1960



EVRAZ
HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

Contact details of key people

Chief Executive Officer
Scott MacDonald
+27 13 690-8721

Financial Director
Bernie de Beer
+27 13 690-9108

Chief Operating Officer
Franz Holy
+27 13 690-9230

Company Secretary
Cathie Lewis
+27 13 690-8888

General Manager,
Human Resources
Sam Mafoane
+27 13 690-9529

Mine Manager,
Mapochs Mine
Hawi Matsoele
+27 13 273-5008

Deputy Chief Operating Officer
Johan Nel
+27 13 690-9571

General Manager,
Information Technology
Mike van In
+27 13 690-9302

General Manager,
Procurement and Stores
Abri Visser
+27 13 690-9289

General Manager,
Sales and Marketing
Vossie Vorster
+27 13 690-9603

General Manager, Security
Romano Wolar
+27 13 690-9422


EVRAZ


HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

www.highveldsteel.co.za



Introduction



WELCOME

This integrated annual report comprises four sections:

- In brief – a snapshot of the Group and its operations
- Business review
- Sustainability review
- Annual financial statements

The 2009 annual report of Highveld Steel and Vanadium Corporation Limited (Highveld/the Corporation) covers the financial year from 1 January 2009 to 31 December 2009. [2.1]

The sustainability review has been prepared using the G3 Guidelines for sustainability reporting developed by the Global Reporting Initiative (GRI) and the Johannesburg Securities Exchange Limited (JSE) Socially Responsible Investment (SRI) Index.

Throughout the integrated report, the GRI references are indicated in blue and the SRI references in orange. The GRI and SRI criteria that are referred to are detailed on pages 111 to 125.

Corporate vision

To create superior value and benefits on a sustainable basis across commodity cycles for all stakeholders, by developing the business into a low cost steel and vanadium slag producer.



ABBREVIATIONS

ABET	Adult Basic Education and Training
ADR	American Depositary Receipt
APPA	Atmospheric Pollution Prevention Act
ART	Antiretroviral therapy
BEE	Black economic empowerment
BBBEE	Broad-based black economic empowerment
BNY Mellon	Bank of New York Mellon
CBA	Collective bargaining agreements
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CJV	Columbus Joint Venture
COAD	Chronic obstructive airway disease
Corporation	Highveld Steel and Vanadium Corporation Limited
DEA	Department of Environmental Affairs
DME	Department of Minerals and Energy (now DMR)
DMR	Department of Mineral Resources
DWA	Department of Water Affairs
EAP	Employee assistance programme
EBITDA	Earnings before interest, tax, depreciation and amortisation
EIA	Environmental Impact Assessment
Evraz	Evraz Group S.A.
FAC	First-aid case
FAPA	Ferro Alloy Producers Association
GJ	Gigajoule
GRI	Global Reporting Initiative
HDSA	Historically disadvantaged South African
Highveld	Highveld Steel and Vanadium Corporation Limited

Abbreviations continued

HOTTO	Highveld Zero Tolerance, Target Zero
HR	Human Resources
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretation Committee
IFRS	International Financial Reporting Standards
IUCN	International Union for Conservation of Nature
ISO	International Organisation for Standardisation
IWUL	Integrated Water Use Licence
IWWMP	Integrated Water and Waste Management Plan
JSE	Johannesburg Securities Exchange Limited
King (II or III)	(Second or third) King Report on Corporate Governance for South Africa
LED	Local Economic Development
LTI	Lost-time injury
LTIF	Lost-time injury frequency
LTIFR	Lost-time injury frequency rate
MDARDLA	Mpumalanga Department of Agriculture, Rural Development and Land Administration
MPRDA	Minerals and Petroleum Resources Act
MWP	Mining Work Programme
NACA	National Association for Clean Air
NEM: AQA	National Environmental Management: Air Quality Act
NEM: BA	National Environmental Management: Biodiversity Act
NEM: WA	National Environmental Management: Waste Act
NIHL	Noise-induced hearing loss
NLTI	Non-lost-time injury
NLTIF	Non-lost-time injury frequency
PCB	Polychlorinated biphenyls
REACH	Registration, Evaluation, Authorisation and Restriction of Chemicals
SAJV	South Africa Japan Vanadium (Proprietary) Limited
SAPS	South African Police Services
SEE	Social, ethical and environmental
SHEQ	Safety, health, environment and quality
SLP	Social and Labour Plan
SRI	Socially Responsible Investment
VCT	Voluntary Counselling and Testing
VVP	Vanchem Vanadium Products (Proprietary) Limited

IN BRIEF

- Subscribing to the highest levels of corporate governance
- Proactively implementing best business practices
- Driving strategic positioning through customer focus

Highveld is a vertically integrated steel and vanadium slag producer. Its operations comprise Mapochs Mine at Roossenekal, Limpopo and the Steelworks at eMalahleni, Mpumalanga.[2.4]

Mapochs Mine produces titaniferous magnetite ore. At the Steelworks, comprising the Iron Plant, Steel Plant, Structural Mill and Flat Products Mill and service divisions, iron and steel products and vanadium-bearing slag are produced.

Evraz Group SA (Evraz), one of the world's largest vertically integrated steel and mining businesses, holds the majority of Highveld's issued shares. Evraz is registered in Luxembourg and it has a number of steel, vanadium, iron ore and coal mining and processing operations based in Russia, Ukraine, USA, Canada, Italy, Czech Republic and South Africa. In 2009, Evraz produced 15.2 million (2008: 17.7 million) tons of crude steel, 11.3 million (2008: 13.3 million) tons of pig iron and 14.3 million (2008: 16.1 million) tons of rolled products, making it one of the world's top 15 steel producers.[2.6, 3.6]

Highveld shares have a primary listing on the JSE. The share code is HVL and ISIN ZAE000003422.[2.4]

On 31 December 2009, Evraz was the only shareholder with more than 5 per cent (85.11 per cent) of the Corporation's issued share capital of 99 150 098 ordinary shares.[2.6, 2.8]

Type of shareholder	Number of shareholders	%
Public	2 686	99.96
Non-public	1	0.04

On 2 September 2009, Highveld's unsponsored American Depositary Receipts (ADRs) were elevated to a sponsored Level 1 ADR Programme, trading on the over-the-counter market, with the Bank of New York (BNY) Mellon acting as depositary bank in terms of an exclusive deposit agreement. On 1 December 2009, the programme had 1 567 353 ADRs outstanding, each representing one ordinary share under the symbol 'HGVLY'.

Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the deposit agreement.[2.9]

Group salient information[2.8, 3.7]

for the year ended 31 December

		2009	2008
Revenue	Rm	**4 252**	9 310
Operating profit	Rm	**192**	3 693
Headline earnings	Rm	**167**	2 572
Basic earnings per share	cents	**164.4**	2 606.1
Headline earnings per share	cents	**168.1**	2 594.1
Dividends on ordinary shares paid during the year	cents	**–**	3 200
Crude carbon steel production	tons	**687 990**	780 819
Total rolled product	tons	**476 756**	659 931
Vanadium slag production	tons	**46 614**	65 725
Vanadium oxide production (Vanchem) *	kg	**–**	5 693 180
Ferrovanadium production †	kg V	**4 930 319**	6 781 659
Number of employees at year-end °		**2 326**	2 626
Gross revenue per man-year °	R'000	**1 828**	3 054
Net cash generated before finance charges and taxation paid	Rm	**108**	4 003

* *Vanchem results included to 29 August 2008.*

† *Includes Hochvanadium Holding AG for the full year and South Africa Japan Vanadium (Proprietary) Limited and Vanchem to 29 August 2008.*

° *Joint ventures excluded.*


0
500
1 000
1 500
2 000
2 500
3 000
00
01
02
03
04
05
06
07
08
2009
168
Headline earnings
(cents/share)


0
500
1 000
1 500
2 000
2 500
3 000
3 500
00
01
02
03
04
05
06
07
08
2009
3 100
Net asset value
(cents/share)


0
500
1 000
1 500
2 000
2 500
3 000
3 500
00
01
02
03
04
05
06
07
08
2009
1 828
Gross revenue
per man-year
(R'000)

Ten-year review

for the year ended 31 December

	2009	2008
Income statement		
Revenue	**4 252**	9 310
Profit/(Loss) before taxation	**204**	3 806
Taxation (charge)/credit	**(41)**	(1 222)
Profit/(Loss) attributable to Highveld shareholders	**163**	2 584
Headline earnings	**167**	2 572
Statement of financial position		
Assets		
Property, plant and equipment	**1 884**	1 956
Investments		
Current assets	**3 013**	3 381
Total assets	**4 897**	5 337
Equity and liabilities		
Shareholders' equity	**3 074**	2 949
Non-current liabilities	**712**	632
Current liabilities	**1 111**	1 756
Total equity and liabilities	**4 897**	5 337
Ratios and other salient information		
Net cash (outflow)/inflow	**(529)**	816
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	**438**	3 945
Interest cover (times)	**3.1**	67.1
Return on capital employed (ROCE) (%)	**5.1**	103.1
Earnings per share – basic (cents)	**164.4**	2 606.1
Headline earnings per share (cents)	**168.1**	2 594.1
Ordinary dividends per share – declared (cents)	**–**	3 200.0
Dividends per share – paid during current financial year (cents)	**–**	3 200.0
Dividend cover (times) – based on declared ordinary dividends	**–**	0.8
Dividend cover (times) – based on paid ordinary dividends	**–**	0.8
Net asset value (cents/share)	**3 100.4**	2 974.3
Ordinary shares in issue ('000)	**99 150**	99 150
Current ratio (%)	**2.71**	1.93
Quick ratio (%)	**1.61**	1.45
Short-term borrowings to shareholders' equity (%)	**0.1**	N/A
Net cash and cash equivalents/(net borrowings) to shareholders' equity (%)	**34.9**	54.3
Total liabilities to shareholders' equity (%)	**59.3**	81.0
Number of employees at year-end †	**2 326**	2 626
Gross revenue per man-year (R'000) †	**1 828.0**	3 053.8
Total steel revenue (Rm)	**3 095**	5 093
Gross value of exports (Rm)	**744**	675
Percentage of revenue	**17.5**	7.3

* *Based on headline earnings.*

† *Joint ventures excluded.*

2007	2006	2005	2004	2003	2002	2001	2000
7 158	6 562	7 155	5 036	3 702	4 012	4 428	4 522
2 347	1 441	3 052	1 058	80	362	(724)	56
(382)	(343)	(1 136)	(313)	(15)	(122)	241	32
1 965	1 098	1 916	745	65	240	(483)	88
1 506	1 026	1 722	866	54	252	25	116
1 763	2 076	1 571	1 194	1 126	1 088	1 693	2 528
1	6	107	654	912	911	24	11
3 160	2 380	2 221	1 881	1 121	1 299	2 264	1 949
4 924	4 462	3 899	3 729	3 159	3 298	3 981	4 488
3 379	1 885	1 325	2 337	1 629	1 649	1 422	1 928
661	538	386	312	385	535	915	1 183
822	2 039	2 188	1 080	1 145	1 114	1 644	1 377
4 862	4 462	3 899	3 729	3 159	3 298	3 981	4 488
1 224	(402)	(244)	569	(327)	401	53	(39)
1 981	1 684	3 248	1 390	228	488	271	295
25.7	14.1	79.4	25.6	1.5	6.7	0.6	1.1
56.5	63.0	176.3	39.6	4.2	16.5	3.2	3.9
1 981.8	1 107.2	1 936.2	757.8	66.3	245.9	(494.3)	90.8
1 518.9	1 033.6	1 739.8	880.8	55.0	258.4	25.9	118.6
–	600.0	1 880.0	440.0	20.0	135.0	15.0	50.0
450.0	650.0	2 750.0	140.0	90.0	60.0	30.0	40.0
–	1.8	1.0	1.7	3.3	1.8	1.7*	1.8
4.3	1.7	1.1	5.4	0.7	4.1	0.9	2.3
3 408.0	1 901.2	1 336.5	2 371.0	1 664.6	1 687.4	1 457.1	1 976.8
99 150	99 148	99 143	98 553	97 914	97 736	97 591	97 558
3.84	1.17	1.02	1.74	0.98	1.17	1.38	1.42
3.24	0.80	0.57	1.24	0.54	0.65	0.90	0.92
N/A	49.2	50.1	4.2	25.4	3.7	37.5	23.6
27.8	(23.3)	(7.4)	6.3	(26.0)	(5.9)	(35.0)	(28.6)
43.9	136.7	194.2	59.6	93.8	100.0	164.1	108.6
3 492	3 842	3 808	3 804	3 938	4 192	4 729	4 829
1 903.7	1 708.1	1 869.0	1 269.5	919.7	946.6	667.5	636.3
3 752	3 251	2 562	2 663	1 985	2 195	1 660	1 593
843	3 530	4 289	2 559	1 935	1 856	2 504	2 775
11.8	53.8	59.9	50.8	52.3	46.3	56.6	61.4

Ten-year review continued

for the year ended 31 December

	2009	2008
Production (tons)		
Total ore mined	**1 847 288**	2 121 125
Hot metal	**660 796**	737 681
Vanadium slag	**46 614**	65 725
Vanadium oxide production (Vanchem) (kg) *	**–**	5 693 180
Ferrovanadium production (kg V) †	**4 930 319**	6 781 659
Manganese alloys °	**–**	–
Ferrosilicon ^	**–**	4 237
Carbonaceous products △	**N/A**	N/A
Continuously cast blocks	**687 990**	780 819
– blooms	**230 690**	358 917
– slabs	**457 276**	421 902
– billets	**24**	–
Rolled products	**476 756**	659 931
– billets	**–**	–
– sections	**174 451**	299 522
– plate	**162 070**	207 172
– coils	**140 235**	153 237
Sales volumes of major products		
Total steel – tons	**580 943**	668 116
Vanadium pentoxide (Vanchem) – kg V_2O_5 *	**–**	2 479 734
Ferrovanadium and ferrovanadium nitride – kg V †	**4 883 654**	6 542 404
Vanadium chemicals – kg V_2O_5	**–**	740 442
Vanadium slag – kg V_2O_5 ♦	**11 187 750**	13 580 032
Weighted average selling prices achieved for major products		
Total steel – $/ton	**632**	953
Vanadium pentoxide (Vanchem) – $/kg V_2O_5 *	**–**	26
Ferrovanadium – $/kg V	**23**	59
Vanadium chemicals – $/kg V_2O_5	**–**	23
Average R/$ exchange rate △	**8.43**	8.00

* *Vanadium oxide production was discontinued with the disposal of Vanchem on 29 August 2008.*
† *Hochvanadium Holding AG is included from 1998. Vanchem is included from 1998 to 29 August 2008. South Africa Japan Vanadium (Proprietary) Limited is included from 2003 to 29 August 2008.*
° *Manganese alloy production discontinued with the disposal of Transalloys in June 2007.*
^ *Ferrosilicon production discontinued with the disposal of Rand Carbide in February 2008.*
△ *Joint venture excluded.*
♦ *Includes intergroup sales.*
\# *Paste production at Rand Carbide was discontinued during October 2006.*

2007	2006	2005	2004	2003	2002	2001	2000
2 180 627	2 099 762	2 068 635	2 307 404	2 092 136	2 235 229	2 357 560	2 624 485
779 525	777 017	787 589	837 026	792 759	831 125	849 554	866 642
65 673	64 964	66 750	67 587	69 814	74 395	73 666	70 372
9 780 419	8 702 641	9 617 694	9 869 051	10 084 201	8 814 092	8 231 200	8 238 416
8 679 271	7 572 381	8 564 687	8 753 536	7 827 914	7 285 180	7 635 859	7 387 497
77 327	136 573	126 439	152 160	151 944	170 099	154 159	157 143
52 620	51 057	42 656	58 155	55 453	59 049	54 159	55 629
65 043	88 651#	94 034	98 439	94 125	91 607	89 395	91 750
850 081	863 142	874 920	922 477	877 405	951 921	935 760	947 588
395 179	393 963	369 888	334 375	288 565	370 266	376 931	400 124
454 902	455 755	481 761	457 179	410 477	438 615	399 845	431 213
–	13 424	23 271	130 923	178 363	143 040	158 984	116 251
736 531	767 314	683 969	674 013	578 035	701 087	653 723	711 743
–	–	–	–	–	–	2 426	–
330 076	338 695	297 563	281 743	236 016	313 083	312 815	339 970
197 630	185 371	183 676	181 144	164 877	186 996	208 520	158 458
208 825	243 248	202 730	211 126	177 142	201 008	129 962	213 315
730 228	802 648	735 307	821 340	759 627	824 002	809 382	826 352
4 276 779	3 484 318	4 406 811	4 365 985	3 251 033	1 411 776	972 756	1 714 295
8 723 155	7 341 577	7 112 457	7 634 878	7 297 969	7 223 345	7 615 741	7 364 599
1 300 759	1 341 743	1 116 929	1 063 220	1 331 583	1 236 460	1 028 749	1 353 087
14 243 368	15 094 062	13 802 512	14 139 140	15 396 913	15 923 620	16 560 332	16 181 444
731	605	566	500	342	251	239	276
15	18	35	11	5	3	4	4
35	39	64	22	10	7	8	9
18	20	29	7	5	5	5	5
7.06	6.69	6.31	6.42	7.80	10.38	8.62	6.96

Group history

1957

The company, on which Highveld was founded, was established in 1957, when Minerals Engineering of Colorado built a plant in eMalahleni to produce 1.4 million kilograms vanadium pentoxide a year.

1959

Two years later, Anglo American plc (then Anglo American Corporation of South Africa Limited) acquired a two-thirds share in Minerals Engineering.

1960

In August, the company's name was changed to Transvaal Vanadium Company (Proprietary) Limited. By then another company, the Highveld Development Company Limited, had been established on 19 May 1960 to investigate the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium-bearing slag.

1964

In 1964, following investigations into the viability of processing titaniferous magnetite ore for the production of liquid pig iron and vanadium-bearing slag, the process to build an integrated iron- and steelworks commenced.

1965

The name of Highveld Development Company was changed to Highveld Steel and Vanadium Corporation Limited on 11 June.

1966

By 1966 Highveld was the global leader in vanadium production.

1976

Highveld acquired a 65 per cent share in Transalloys (Proprietary) Limited, a company producing manganese alloys.

1978

Highveld acquired the total issued share capital of Rand Carbide Limited, which had been founded in 1918 in Germiston. The plant was moved to eMalahleni in 1926 and Rand Carbide now operated as a division of Highveld, producing ferrosilicon and char.

1985

Highveld acquired the remaining 35 per cent interest in Transalloys (Proprietary) Limited, which was subsequently incorporated and now operated as a division of Highveld. The Group acquired Rheem South Africa (Proprietary) Limited (Rheem), a company involved mainly in the manufacturing of drums, pails and crown closures.

1991

The Group expanded its activities into stainless steel with the acquisition of the stainless steel operation of Middelburg Steel and Alloys (Proprietary) Limited in partnership with Samancor Limited, resulting in the formation of the Columbus Joint Venture (CJV).

1993

The partners in the CJV each sold a one-sixth share of the CJV to the Industrial Development Corporation.

1994

The South African vanadium producer, Transvaal Alloys (Proprietary) Limited, was acquired in January.

1995

The new plant of CJV commenced production.

1998

Hochvanadium Holding AG, a wholly owned subsidiary of Highveld, and its wholly owned subsidiary Hochvanadium Handels GmbH commenced business in Austria on 1 December 1998 for the purpose of processing and selling vanadium products.

Group history continued

2002

Some of Rheem's assets were sold. With effect from 1 January, 64 per cent of Highveld's interest in the CJV was disposed of thereby retaining a 12 per cent interest in Columbus Stainless (Proprietary) Limited (Columbus) and acquiring a 2.9 per cent interest in the share capital of Acerinox S.A., a Spanish company listed on the Madrid stock exchange.

2003

The sale of the remainder of Rheem's assets took place. Highveld retained a 50 per cent shareholding in South Africa Japan Vanadium (Proprietary) Limited (SAJV), having sold the balance to two Japanese companies. SAJV commenced operating a plant situated at the Steelworks producing ferrovanadium specifically for the Japanese market.

2005

Half the Acerinox S.A. interest in Columbus was sold on 7 January and the balance on 13 May, together with the entire interest in Columbus.

2006

In 2006, the sale of Anglo American plc's shareholding in Highveld to Evraz commenced when Evraz and Credit Suisse each acquired 24.9 per cent of Highveld's issued share capital.

2007[2.6]

In 2007, Evraz exercised its option to acquire the share capital held by Credit Suisse as well as the share capital still held by Anglo American plc. The transaction was subject to competition-related conditions set by the Commission of European Communities, namely that certain of Highveld's vanadium-related assets be divested.

In October, non-core division Transalloys was sold.

2008

In February, Highveld's divestment of non-core assets was completed with the sale of Rand Carbide. On 29 August the conditions set by the Commission of the European Communities for Evraz in relation to the divestment of Highveld's vanadium-related assets were met.

Products, industry usage and markets[2.2, 2.7, 2.8]


Canada
Evraz Red Deer
Evraz Camrose
Evraz Regina
Evraz Calgary
Evraz Surrey
Evraz Oregon
Stratcor
Evraz Claymont
Evraz Rocky Mountain
Mexico
Venezuela
Peru
Brazil
Argentina
Sweden
Netherlands
UK
Belgium
France
Germany
Austria
Palini & Bertoli
Italy
Romania
Turkey
Israel
UAE
Oman
Saudi Arabia
NTMK (Nizhny Tagil)
ZSMK (Zapsie)
NKMK (Novokuznetsk)
China
DMZP (Dnepropetrovsk)
Delong
Japan
Syria
Iran
Vietnam
Pakistan
India
Taiwan
Hong Kong
Singapore
Indonesia
Highveld
Stratcor (Vametco)
South Africa
Mauritius
Australia
New Zealand

- Highveld's markets
- Evraz steel plants
- Evraz vanadium assets

Major export markets of all products (analysis based on port of discharge)	% of export revenue
Austria	21
Canada	2
China	39
Germany	2
Saudi Arabia	2
UAE	11
United Kingdom	4
USA	4
Other	15

Sales volume of major products	Unit	2009	2008
Ferrovanadium (Hochvanadium)	kg V	**4 883 654**	5 194 834
Vanadium slag	kg V_2O_5	**11 187 750**	13 580 032
Domestic	%	**7.2**	25.7
Export	%	**92.8**	74.3
Total steel	tons	**580 943**	668 116
Domestic	%	**65.2**	87.2
Export	%	**34.8**	12.8

Weighted average selling prices achieved for major products	Unit	2009	2008
Ferrovanadium	$/kg V	**23**	59
Total steel	$/ton	**632**	953
Average R/$ exchange rate		**8.43**	8.00

Plate is used in the construction industry for the fabrication of girders, support structures and bridges; in the fabrication industry for the manufacturing of liquid storage facilities, including tanks, pressure vessels and boilers; and in the ship-building industry.

Coil is used in the construction industry for cladding of buildings and bridges; in the fabrication industry for the production of cold-formed sections, tube and pipe; in the engineering industry; and in the ship-building industry.

Structural sections are used in the construction industry for support and structural steel frameworks; in the fabrication industry for the manufacturing of rail cars; trucks and trailers; and in the transport and mining industries for light-gauge rail tracks.

Slabs are used for the production of plate and coil.

Billets are used mainly for the production of rebar, but also for merchant bar.

Vanadium-bearing slag is co-produced with iron from magnetite ore at the integrated Steelworks operation and sold locally and internationally to independent converters for the downstream production of vanadium-bearing products, and to Hochvanadium, a wholly owned subsidiary of Highveld.

Regional exports – 2009


15%
6%
27%
13%
39%
North America
Europe
Asia
Middle East
Other





Directorate

Non-executive directors





Giacomo Carlo Baizini (39)

Italian

MA (Hons) in Physics (Oriel College, Oxford University), Summer MBA (Kellogg Graduate School of Management), Diploma of Industrial Engineering (Japan Management Association)

Giacomo started his career working for several consulting firms, including McKinsey and Co in Japan, where he was Associate Principal. He joined Evraz in Moscow in 2005 as a Director, and was subsequently promoted to Vice-President of Product and Resource Management.

Since July 2009 he has taken the role of Chief Financial Officer of Evraz.

James Wilbert Campbell (60)

BSc in Mathematical Physics (Queen's University, Belfast, Northern Ireland), MA (Cantab) in Engineering Management (University of Cambridge, UK)

James started his career with Anglo American companies in 1975. He held various positions within the corporation, including Managing Director Amcoal; being seconded to the Industrial Division of De Beers as Managing Director; appointed to the boards of Anglo American South African and De Beers Group; Executive Director of Anglo American South Africa; Chairman of Anglo American Coal Corporation Limited and Executive Director of Anglo American South Africa Limited.

He is currently a Non-executive Director of Ferrous Resources Limited, a developing iron ore producer in Brazil and a Non-executive Director of Evraz and a Non-executive Director of Olivewood Resources Limited, a South African venture capital company focusing on the junior mining sector in South Africa.



Alexander Vladimirovich Frolov (45)

Russian

Honours in Nuclear Physics and PhD in Physics and Mathematics (Moscow Institute of Physics and Technology)

Alexander is Chief Executive Officer of Evraz Group S.A. He joined Evraz Metal, the predecessor of Evraz, in 1994 and subsequently had various positions in the company, including Evraz Chief Financial Officer, from 2002 to 2004. Since 2004, he has been Managing Director Corporate, responsible for the functions of strategy and business development, finance corporate affairs and communications, business process, human resources, legal and IT. Alexander served as Chairman of the board of Evraz Group S.A. from May 2006 to November 2008.



Pavel Sergeevich Tatyanin (35)

Russian

Masters in Economics (Moscow State University)

Pavel joined Evraz Group in 2001 as Director Corporate Finance and was appointed Senior Vice-President and Chief Financial Officer, of Evraz Group in 2004. Pavel oversaw all financial issues and related operations of the company, implementation of policies in treasury, financial controlling and reporting, banking relationships, borrowings and capital market transactions; legal issues and compliance; corporate and investor relations; selected risk-management issues, such as insurance and environmental compliance.

In July 2009, Pavel was promoted to the position of Senior Vice-President, Head of International Business, overseeing Evraz Group operations in Africa, Europe and North America, Evraz's global vanadium business and all non-Russian sales.

Prior to joining Evraz, he was Vice-President of the Adamant Financial Corporation.

Directorate continued

New non-executive directors

Appointed as from 1 March 2010





Mohammed Bhabha (49)

B Proc Attorney at Law

Mohammed started his career as an attorney practising in Evander in 1984.

In 1991 Mohammed was part of the ANC negotiating team at Codesa and during the negotiations for the final South African Constitution. In 1994 he was appointed as a Senator in Parliament. He chaired the Select Committee on Constitutional Affairs and Public Administration.

In 2001 he was appointed as an MEC in the Mpumalanga Cabinet. Mohammed is presently an Adviser to the Development Bank of South Africa. He is also an Adviser to the Ministry of Co-operative Government and Traditional Affairs.

Mohammed sits on the Premier's Economic Advisory Board of the North West Government and on the Board of the South African Forestry Company. He is also assisting in the constitution-making process of Kenya.

Babalwa Ngonyama (35)

CA(SA); MBA (Bond University), Higher Diploma in Banking Law (RAU (now UJ))

Babalwa is the Chief Financial Officer of Safika Holdings (Proprietary) Limited and the past group Chief Internal Auditor at Nedbank. She is also a former audit partner in Deloitte's Financial Institutions Services Team (FIST) division and was the founding Chairman of the African Women Chartered Accountants (AWCA).





Peter Montagu Surgey (55)

BA LLB (University of Cape Town)

Peter was the Chief Executive Officer, of Barloworld Coatings South Africa from 1988 to 2003 and an Executive Director of Barloworld Limited from 1995 to 2008. A past founding and Board member of Business Against Crime, currently a Director of the National Business Initiative, Freeworld Coatings Limited and a Trustee of the President's Trust and the Duke of Edinburgh Award. Peter was appointed to the Board of Nampak Limited in 2009.

Timur Ibragimovich Yanbukhtin (45)

Masters Degree in International and Development Economics (Yale University, USA), Graduate Studies, Department of Economics (Moscow State University, Russia), Undergraduate Studies, Department of Economics (Moscow State University, Russia)

Timur joined Evraz Group in 2002 and holds the position of Vice-President, Strategy and Corporate Development. He previously held various positions with Yandex LLC, Alfa Bank, Salomon Brothers and Pioneer Investments.

Directorate continued

Independent directors





Colin Bertram Brayshaw (74)

CA(SA), FCA (England and Wales)

Colin was a long serving partner of various accounting firms which today comprise Deloitte and Touche. During the last years in practice he was the Managing Partner of Deloitte and Touche, followed by being its Chairman. Currently he serves as Non-executive Director on the boards of Metmar Limited (Chairman), Buildmax Limited, ElementOne Limited and Universal Industries Limited. He serves as either Chairman or a member of all these companies' audit committees.

He is the South African representative of the Institute of Chartered Accountants in England and Wales and a governor of the University of the Witwatersrand's Foundation.

Bhekisisa James Themba Shongwe (54)

BA (Econ), MBA, ACIS, FCIBM

Chairman

Bheki is Chief Executive of Kaizer Chiefs (Proprietary) Limited, Chairman of Matsamo Global Investment Holdings (Proprietary) Limited, Compass Management Consultants (Proprietary) Limited and Remchannel (Proprietary) Limited and a Non-executive Director of Sabvest Limited.

Bheki was appointed as Chairman of the Board of Highveld in October 2009, after being a Non-executive Director for 15 years. He chairs the Transformation Committee of which he has been a member since its inception. Bheki has gained wide experience serving as Non-executive Director of companies such as African Bank Limited, African Bank Investments Limited, Super Group Limited, Primedia Limited, Alexkor Limited and Air Traffic and Navigation Services Company of South Africa.

Executive directors



Alexander Scott MacDonald (57)

British

Chartered Engineer, Postgraduate Diploma in Management Studies, Fellow of the Institute of Materials Minerals and Mining Companion Chartered Management Institute

Chief Executive Officer

Scott was appointed to the position of Chief Executive Officer on 1 March 2010. Prior to joining Highveld, Scott was an Executive Director in the Corus Group. His previous position to this was Chief Operations Officer of Klockner and Co AG. Before this position he held a number of senior roles within the steel industry and has extensive international experience.

Walter Giovanni Ballandino (58)

Italian

Doctor Engineer in Mechanical and Metallurgical Engineering, addressed to steelmaking (Polytechnic of Turin)

Walter was appointed Chief Executive Officer of Highveld Steel and Vanadium Corporation Limited on 6 July 2007. Walter's experience in the steel industry spans more than 30 years. During this period he was Managing Director or Chief Executive Officer of several European steel manufacturing companies, some of which included ABS, Acciaierie Venete, Venete Steel, Pittini Group and Teksid. He headed Global Blue, a company treating steelworks residues in order to achieve a zero waste strategy in the steel industry, and STG Group, a company manufacturing environmental equipment and providing equipment and engineering services for the steel industry. Walter also served on the Scientific Board for the Research on RFX Fusion of the Institute of Ionised Gases of the CNR University of Padova. He resigned on 28 February 2010.

Bernardine Elizabeth de Beer (53)

BCompt (University of South Africa)

Bernie joined Highveld in January 2009, as Financial Adviser to the Chief Executive Officer and was appointed as Financial Director of the Corporation in August 2009.

Bernie has 30 years experience in finance, across various industries, including banking and manufacturing. She led the development and implementation of a wide range of financial systems, including product costing and internal cost reporting, general accounting, statutory reporting and accounts payable and receivable.

Prior to joining Highveld, Bernie was Senior Financial Manager at Columbus Stainless (Proprietary) Limited. She worked at the company for 13 years.

Operational management



AS MacDonald
Chief Executive Officer
Appointed 1 March 2010

WG Ballandino
Chief Executive Officer
Resigned 28 February 2010

BE de Beer
Financial Director

F Holy
Chief Operating Officer
Appointed 22 January 2010

CI Lewis
Company Secretary

SN Mafoane
General Manager
Human Resources

G Mancano
Chief Operating Officer
Resigned 22 January 2010



H Matsoele
General Manager
Mapochs Mine
Appointed 1 December 2009

J Nel
Deputy Chief Operating Officer
Appointed 12 February 2010

JB Price
General Manager
Mapochs Mine
Retired 30 November 2009

M van In
General Manager
Information Technology

AM Visser
General Manager
Procurement and Stores

AJ Vorster
General Manager
Sales and Marketing

R Wolar
General Manager Security



Chairman's review [3.5]



Bheki Shongwe
Chairman

2009 was certainly a watershed year for Highveld, as it survived one of the most severe economic downturns in modern history and emerged from the depth of the recession a leaner and stronger company.

Business strategy[1.1]

By 2009, Highveld's business approach has been fully aligned with that of its holding company, Evraz. Highveld is now part of one of the world's top 15 steel and vanadium mining groups, and it continues to focus on producing its unique product mix of steel and vanadium slag.

The severe economic meltdown made stringent cost containment measures a priority in 2009. As a result, several capital projects were postponed. Towards year-end, when market conditions started improving, selected projects, notably those aimed at further curbing emissions from the Steelworks, were resumed.

The Board places strong emphasis on initiatives aimed at limiting the impact of Highveld's operations on the environment.[BV-P9]

Highveld will continue to consolidate and strengthen its business. Its strategy remains to develop into a low-cost steel and vanadium slag producer, which creates superior and sustainable value for all its stakeholders.[BV-P1]

Financial results[1.1, EC1]

The Board's focus for 2009 was seemingly simple, but extremely challenging to accomplish – to control costs and retain cash in order to ensure the economic sustainability of the Corporation.[BV-P7]

The Board is pleased that management achieved this goal, working together with all stakeholders. This resulted in the Group ending 2009 with net cash of R1 072 million (2008: R1 601 million). Unfortunately, community organisations were adversely affected, as the Corporation's community investments had to be cut to the bone to achieve the cash preservation goal.[BV-P6]

The Board has positively assessed Highveld's ability to operate as a going concern in 2010, and will spare no effort in guiding the Corporation back to its full potential.

Corporate governance[4.12, BP-P1, BP-P2]

Highveld welcomes the publication of the third King Report on Corporate Governance for South Africa (King III) and the changes included in the new Companies Act. Steps have already been initiated to align all constitutional documents, the Board Charter and corporate governance policies with the new requirements. The Board Charter, currently based on King II, the JSE Limited Listings

Requirements and other relevant legislation, continues to provide a solid foundation for sound corporate governance protocols.

Transparency [SE-P1]

Highveld's commitment to transparency continues to receive top priority. This is evident from the comprehensive information supplied in this report. The Board believes open and proactive communication with stakeholders is critical for achieving sound governance. To further improve transparency in the business, a focused investor community engagement programme was launched in February 2010.[SE-R2]

Safety, health, environment and quality (SHEQ)[1.1]

Safety and accident prevention within all areas of the operations is the primary objective of the Corporation's SHEQ policies and management systems. The Board deeply regrets the death of an employee during 2009 despite the Corporation's safety focus. There are continuous education and awareness campaigns to advocate adherence to safe practices.

Safe practices are summarised in the Corporation's Cast Iron Rules – but the foundation for safe work is the Highveld Zero Tolerance, Target Zero (HOTTO) principle, namely that everybody has the obligation to stop unsafe work.[HS-M1]

Safety is factored into the Highveld remuneration structure as a key performance area.[BV-M8]

In 2009, the lost-time injury frequency rate (LTIFR), a key safety indicator, stabilised on 0.36 per 200 000 hours worked – very close to the targeted 0.35. The Board continues to impress upon management the importance of working towards zero injuries.[1.2]

Employee health is regarded to be of paramount importance. The Corporation adopts a two-pronged approach which addresses occupational and personal health, and includes access to HIV/Aids health services for employees and their partners.[HA-P1, HS-P1, HA-M3]

The mining and steel manufacturing industries impact on the environment. Efforts to further mitigate the effects were streamlined in 2009 by the Environmental Department.[EN-P5]

Highveld benchmarks its safety and quality management systems against the internationally accepted ISO systems. In 2009, the Corporation retained its ISO 9001 certification and was successfully re-certified to ISO 14001 standards.[4.12, EN-P4, EN-P6, EN-M1 to EN-M8]

Highveld is in the process of registering its products for export into Europe, in accordance with the European Commission's Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH).

The main aim of REACH is to ensure a high level of protection of human health and the environment from the risks that can be posed by chemicals. Industry is now responsible for assessing and managing the risks posed by

Chairman's review 3.5 continued

chemicals and providing appropriate safety information to users.[EN-P8]

The registration process is managed in conjunction with an Only Representative appointed by Evraz, and pre-registration has been completed.[EN-P6]

Human resources [1.1, EO-P1]

Highveld's human resources strategy is based on its objective to be an employer of choice that recognises the diversity in the workplace. The Board is grateful that the staff reductions necessitated by the harsh economic environment could be negotiated without any forced retrenchments.

Critical skills shortages remain a challenge for the Corporation, but the Board is satisfied that management is dealing with the situation in the best interests of all stakeholders.

The Board further underscores the importance of fair remuneration, based on merit and linked to safety.[BV-M8]

Transformation[1.1, BE-P1]

Highveld continues to make progress in the challenging field of employment transformation, in line with the relevant Government charters. The Board places strong emphasis on all transformation initiatives and will continue to guide the majority shareholder on the best possible ways to achieve this important national objective.

The Corporation is in the process of updating its integrated black economic empowerment (BEE) action plan. The implementation of the action plan in 2010 is a key focus area in the Corporation's transformation drive.

In the short to medium term, Highveld will focus on enterprise development and social enterprise development, particularly in the communities close to Highveld's operations.

Annual General Meeting[4.4]

Shareholders are invited to the Annual General Meeting of the Corporation on 13 May 2010. The order of business is detailed in the notice of the meeting on page 195.

Outlook for 2010 [1.1]

The year 2009 was very challenging. I am, however, pleased with the progress made to sustain the Corporation into the future and I believe that the Corporation is in an excellent position to benefit from the renewing strengths in world commodity markets.

Conclusion

I wish to thank my fellow directors for the confidence they have shown in my abilities to lead the Board of Highveld. I am grateful to them for their input, assistance, support, guidance and dedication. To management and staff, thank you for your tenacious efforts to keep the Corporation steady and focused during the economic storm of the past year. It is my hope that the times ahead will bring about a better environment in which to execute the Corporation's mandate.

On behalf of the Board I thank outgoing Chief Executive Officer (CEO) Walter Ballandino for steering the Highveld team during the past two and a half years. We welcome Alexander Scott MacDonald as CEO. With his experience in the steel industry and his last position as Executive Director of Corus Group plc, responsible for distribution, trading and project operations worldwide, he is ideally suited to lead the Corporation into the future.

BJT Shongwe
Chairman

23 March 2010











BUSINESS REVIEW

- Focused on producing world-class products for the global market
- Entrenching our position as a primary producer within focused markets
- Effectively managing liquidity through cost focus and elimination of waste

Report of the Chief Executive Officer[3.5]



Scott MacDonald
Chief Executive Officer

Financial results[1.1, EC1]

2009 was one of the worst years in recent memory in the global economy, following the unprecedented slump in the second half of 2008. Early in 2009, commodity prices remained extremely depressed as stockpiles were being cleared at up to 50 per cent of their value.

In the first quarter of 2009, commodity prices stabilised at their end-2008 levels. Due to a low order intake in the first and second quarters of 2009, prices flattened globally. In the last quarter of the year a seemingly more sustainable demand for commodities caused a slight surge in market volumes. Prices remained depressed and, in South Africa, the progressive strengthening in the value of the Rand by at least a quarter against major currencies, impacted negatively on income.

Highveld's major objective for 2009 was to manage costs and preserve cash, in order to ensure the economic sustainability of the business.[BV-M7] Cost management efforts focused on containing variable costs, suspending certain capital expenditure projects and reducing staff numbers. Staff reduction was achieved without forced retrenchments.

Ultimately, the entire Highveld team and key stakeholders worked relentlessly to manage costs, to such an extent that the Corporation made a profit and ended the year with a favourable cash position. A stakeholder who deserves special mention, is the Unemployment Insurance Fund Commissioner, who went out of his way to negotiate with management to protect Highveld employees from forced retrenchment.

Group EBITDA amounted to R438 million (2008: R3 945 million). Net profit was R163 million (2008: R2 584 million). Operations utilised net cash of R461 million (in 2008 net cash of R3 464 million was generated). At year-end, net cash was R1 072 million (2008: R1 601 million).

In October, Highveld was ranked ninth in the *Business Times* 2009 Top 100 Companies Survey over the preceding five-year period (third in 2008). In the ten-year Top 50 list, it was ranked 32nd.


3 000
2 500
2 000
1 500
1 000
500
0
05
06
07
08
2009

Headline earnings
(cents/share)

The survey acknowledges companies whose shares are listed on the JSE that created most shareholder value.

Business strategy[1.1, 2.9]

Despite the mild recovery in the demand for steel, cost-saving will remain a priority, with a continuous focus on managing working capital. The Corporation must position itself to increase its margins, while further stabilising and growing the business.

Strategically, Highveld is in the process of transforming Mapochs Mine into a new order mining rights company. This will secure the supply of titaniferous magnetite ore to the Steelworks, which is the only plant in the country that has the technology to treat this ore type. The application for the conversion of the mining rights was lodged in April 2009.

The application for new order mining rights comprises various facets, including identifying a BEE partner and increasing community investment. Mining consortium Umnotho weSizwe has been selected as the BEE partner.[CR-P1, BE-P1]

Once the new order mining rights have been granted, Mapochs Mine will cease to be a Highveld operating division and its business will be transferred to a private company, which has already been established. Highveld will sell 23 per cent of this company to the BEE consortium, and give a community trust access to three per cent of the mine's shareholding. Highveld will retain 74 per cent.[CR-P1]

Non-dividend shares in this company have been allocated to Vanchem Vanadium Products (Proprietary) Limited (VVP), which owns Vanchem, a former Highveld division. Vanchem was sold to VVP, a subsidiary of the Duferco Group, in terms of a ruling by the European Commission that Highveld's vanadium interests had to be divested before Evraz could take control of Highveld.

Business risks[1.1, 1.2, BV-M1]

Proposed sharp increases in the cost of electricity by the national electricity provider over the next few years pose a major threat to the Corporation's competitiveness. The first of the planned increases, to fund the expansion of the country's electricity infrastructure, was 30 per cent, effective from 1 July 2009.

The Corporation has intensified its energy-saving drive, with the ultimate goal to generate electricity through projects such as the kiln co-generation project, which, however, require large capital investments. Ongoing energy-saving projects include optimising the size of the lumpy ore received from Mapochs Mine to reduce the energy required to smelt the ore.

Other major risks are the exchange rate of the Rand against major currencies, market conditions and, specifically in South Africa, the inflation rate, which drives the consumer price index and consequently labour costs.

Operational risks remain the availability of rail transport, coal, gases and water.

Report of the Chief Executive Officer[3.5] continued

Capital expenditure[EC1]

Capital projects were modified or postponed in relation to available cash in 2009. Approximately R202 million (2008: R546 million) was spent, and the expenditure for 2010 will be prioritised during the year. Capital expenditure will mainly be aimed at improving operational efficiencies, reducing production costs and mitigating the impact of the Corporation's activities on the environment.

Business efficiency[1.1, 1.2]

Administrative efficiency improved during 2009, following the installation of SAP management modules in January 2009. The modules are Financial, Cost and Capital Project Management (including Asset Management), Materials Management (including Procurement and Inventory) and Plant Maintenance.

SAP provides a consistent, reliable and precise source of information, facilitating effective business management. During 2009, the system was fully adapted to meet Highveld's business needs, providing management with a significantly improved budget and cost control tool. In 2010, the system's report-generating capabilities will be further enhanced to give management real-time access to relevant and effective decision-support information.

The Plant Maintenance module immediately added value, as it provides a structured work and production planning schedule which provides real-time information on the cost and history of plant and equipment, from date of purchase.

Ongoing efficiency improving activities to optimally achieve business objectives include supply chain management, research and development, and stakeholder engagement.[BV-R4]

Production efficiency was boosted or maintained by various projects to replace or repair plant and equipment.

Markets[1.1, 1.2]

Global crude steel production declined by 8.0 per cent to 1.22 billion tons, and South African output by 9.5 per cent to 7.48 million tons. China continues to be a major, positive influence in the steel market, consuming some 600 million tons. The country will remain a net importer of steel in the foreseeable future.

Operational performance[1.1, 2.8]

Mapochs Mine produced 1.357 million tons of lumpy magnetite titaniferous ore (1.557 million tons in 2008) and 490 000 tons of fines ore (2008: 564 000 tons).

The Steelworks gross steel output decreased to 476 756 tons from 659 931 in 2008, and production of vanadium (V) decreased to 6 192 tons (2008: 7 789 tons).

Highveld regards South Africa and Africa as its primary markets. Only 65 per cent of steel products were sold to the domestic market in 2009 (2008: 87 per cent) and the domestic revenue ratio decreased to 76 per cent of sales from 87 per cent in 2008.

Output and costs were negatively affected by interruptions in gas supply.


80
64
48
22
16
0
05 06 07 08 2009
Vanadium slag production
('000 tons)
2 500
2 000
1 500
1 000
500
0
05 06 07 08 2009
Ore production
('000 tons)
1 000
800
600
400
200
0
05 06 07 08 2009
Crude carbon steel production
('000 tons)

Safety, health, environment and quality[1.1, 1.2]

		Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	FACs
Highveld	**2009**	**1**	**12**	**0.38**	**48**	**1.53**	**99**
	2008	2	14	0.35	57	1.43	168
Contractors	**2009**	**–**	**6**	**0.32**	**29**	**1.57**	**46**
	2008	1	11	0.38	38	1.31	84
Total	**2009**	**1**	**18**	**0.36**	**77**	**1.55**	**145**
	2008	3	25	0.36	95	1.38	252

Safety

Safety continues to pose challenges to management. Despite the relentless focus on safety, a life was lost at the Steelworks. The LTIFR, a key safety barometer, was unchanged from the previous year at 0.36, but did not meet the target of 0.35.[HS-R2]

Highveld's safety approach is comprehensive. It is based on sound and simple Cast Iron Rules, which aim to prevent and eliminate fatalities and injuries, and the HOTTO mindset, namely that everybody has the obligation to stop unsafe work. Safety rules, safety tips and the importance of stopping unsafe work is

Report of the Chief Executive Officer[3.5] continued

widely publicised and communicated to all employees and contractors.

Congratulations to our 2009 lost-time injury frequency (LTIF) millionaires for the following achievements: Group (3 million hours), Group, Human Resources, Production Services and Administration (2 million hours) and Group, Steelworks and Steel Plant (1 million hours).

Health[1.2]

Highveld remains proactive in its approach to healthcare. Both occupational and personal healthcare services are rendered, the latter including access to HIV and personal well-being programmes.[HA-M2]

The Corporation targeted a 95 per cent voluntary counselling and testing (VCT) rate for 2009. A rate of 60.8 per cent was achieved (2008: 66 per cent). [HA-M4]

Highveld continued to invest in the treatment of employees suffering from HIV/Aids. In 2009, 43 employees were again registered on the HIV/Aids Wellness Programme and 23 employees on the Antiretroviral Therapy (ART) Programme (24 employees in 2008). [HA-R1, HA-M7]

Occupational health focuses on key risk areas, these being noise-induced hearing loss (NIHL), chronic obstructive airways disease (COAD) and occupational asthma. In 2009, five cases of NIHL were reported; however, thankfully no COAD or occupational asthma cases were reported.[HS-R3]


Safety
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
05
06
07
08
2009
LTIFR
Annual LTIFR
Aim

Environment[1.1, 1.2, EN-P4, EN-P5]

The commitment of the Corporation to strive to comply with legal requirements for waste and water quality management, water and energy conservation and air quality (including emission control) is demonstrated by the establishment of a dedicated Environmental Department. Highveld monitors the impact of its activities on the environment against a wide range of national and international measures.[4.12, EN-P1]

In 2009, the Corporation maintained transparency with Government and increased its objective of being proactive in terms of interaction with the Department of Water Affairs (DWA), the Mpumalanga Department of Agriculture, Rural

Development and Land Administration (MDARDLA) and the Department of Environmental Affairs (DEA). Steps are taken to address environmental concerns in consultation with the relevant authorities, if required.[4.14, EN-P7, EN-P9, EN-R9]

Highveld recognises the necessity to align its emission standards to the requirements of the new National Environmental Management: Air Quality Act (NEM: AQA). It is finalising an improved emissions abatement plan and is proactively involved in the programmes initiated by Government for industries in the Highveld Priority Area.[EN-P9]

SHEQ assurance[1.1, 4.12]

Measures taken to ensure that Highveld retains its focus on safety, health, environmental and quality issues include certification to the ISO 14001:2004 and ISO 9001:2000 series of management system standards.

The Corporation follows the OHSAS 18001 standard at the Steelworks and is certified to this standard at Mapochs Mine.[EN-P6]

Manpower[1.1, 1.2, 2.10]

Steps to alleviate the limited availability of skills in the industry were hindered by the sharp decline in global markets. However, Highveld continues with its efforts to be an employer of choice, through its recruitment, remuneration and training policies.

The Highveld Training Centre continues to set admirable standards as a MERSETA accredited apprentice training centre. It has been awarded Top Training company status, authorising it to test both internal and external candidates and award qualifications. 2009 was the first in which Highveld automatically qualified for a two-year discretionary grant of R17 million as a result of its status.[TD-P1, TD-R1]

Employment equity[1.2]

Employment equity transformation and black advancement remain key challenges in an industry experiencing acute skills shortages. Of employees recruited in the skilled categories, 58 per cent were people from the designated group, as were 80 per cent of employees promoted within the Corporation. Of the Corporation's employees, 11 per cent are female, with 17 per cent at senior management level. The Corporation continues to source suitable female candidates for placement, to achieve the 16 per cent targeted participation by women.[EQ-P1]

Black advancement showed positive results, specifically in trainee and middle management numbers. Approximately 83 per cent of trainees were from the designated group, of which 21 per cent were female.[BE-M4]

Highveld is actively working towards improving its transformation ratios through an integrated BEE action plan.

Skills development[1.1, EC1, TD-R2]

Highveld invested R41.27 million on training, development and tertiary education bursaries (2008: R48.79 million), which represents 5.2 per cent of the direct labour costs for the year

Report of the Chief Executive Officer[3.5] continued

(2008: 5.4 per cent). Trainees comprised 12.5 per cent of the Corporation's staff complement.

The Corporation's bursary and training schemes continue to play a role in attracting and developing talent. At the end of 2009, 290 employees were being developed as engineers-in-training, technicians, university bursars, university of technology trainees or apprentices. Of these trainees, 83 per cent are from the designated group.

Trade unions[4.4, ER-P1]

Two trade unions are represented at Highveld, NUMSA and Solidarity. A new three-year wage agreement has been proposed by Highveld and it has been verbally accepted, but Highveld awaits formal acceptance by the unions.

Outlook for 2010[1.1]

Firstly, I wish to thank the Board, management and employees for the warm manner in which I have been accepted as a member of the Highveld team. In 2010, I look forward to building on the achievements of a competent and experienced team.

I believe that we should keep things simple, and that the values of loyalty, commitment and accountability with good communication will foster the climate of business and personal performance we all strive for.

In 2010, management wants to increase its focus on environmental management, BEE, alternative energy sources, our customers and their needs and product inventories.

I am confident that we shall be able to achieve our goals, now that the domestic steel market seems to have stabilised and Highveld's sales to this market sector are growing. Globally, the second half of 2010 should see increased stability in markets, impacting positively on Highveld.

The Board will continue to capitalise on Highveld's core strength of being a vertically integrated steel and vanadium slag producer, with the only production facilities to beneficiate the titaniferous magnetite ore supplied by Mapochs Mine.

Safety remains our number one focus. I am further committed to creating an environment in which individuals can develop themselves and their careers. The Corporation's fundamental and most valuable asset is its employee base. Employees and management made significant sacrifices during a very trying 2009. I am confident that 2010 will present us with the opportunities to build on their invaluable contribution.

AS MacDonald
Chief Executive Officer

23 March 2010

Remuneration report

Remuneration policy[4.1]

The Corporation's remuneration policy is determined by the Remuneration and Nominations Committee, which considers and makes recommendations to the Board on:

- The policy for the remuneration of executive and senior management.
- Specific remuneration packages for executive directors and senior management of the Corporation, including, but not limited to, basic short- and long-term incentives, pensions and other benefits.
- Long-term incentive schemes and the rights associated with these schemes.
- Salary adjustments for employees outside the bargaining unit and the Staff Retention Strategy Policy.
- Staff restructuring, based on operational requirements.

Executive remuneration[4.5, BV-M8]

The remuneration policy aims to optimise long-term shareholder and stakeholder value by attracting and retaining high-calibre executives and motivating them to develop and implement the Corporation's business strategy. The policy reflects best-practice standards, based on the following key principles:

- Total basic reward levels are competitive within the markets in which Highveld operates.
- Incentive rewards are based on the achievement of demanding performance objectives, aligned with shareholder interests over the short, medium and long term.
- Incentive plans, targets and performance measures are structured to function soundly throughout the business cycle.
- Long-term incentives are structured prudently and do not expose shareholders to unreasonable financial risk.

Executive directors' remuneration

The executive directors' remuneration comprises base salary, annual bonus and employee benefits such as medical aid, life cover and retirement provision.

Executive directors may not accept external directorships or offices without the approval of the Board. If approved, they may retain the fees related to the appointment. The executive directors did not apply for external appointments during 2009.

Non-executive directors' fees

The Board reviews directors' fees on an annual basis. The fee structure is determined in accordance with the Corporation's objective of attracting and retaining high-calibre individuals and fees paid by comparable companies. The structure comprises a basic remuneration and additional fees for the serving on the various Board committees. Fees are approved by the shareholders.

Due to market conditions, no fee increases were recommended or implemented for 2009.

Remuneration report continued

The fee structure proposal for 2010 effective 1 January is:

- Director: R165 000 (Chairman: R565 000).
- Audit and Risk Committee member: R70 000 (Chairman: R120 000).
- Transformation Committee member: R30 000 (Chairman: R45 000).
- Remuneration and Nominations Committee member: R50 000 (Chairman: R75 000).

At the 2010 Annual General Meeting shareholders will be asked to approve these proposed fees.

Emoluments paid to executive and non-executive directors – 2009

The table below provides an analysis of the emoluments paid to executive and non-executive directors of the Corporation:

	Salary and benefits R'000	Directors' fees R'000	Total emoluments paid R'000	Other compen-sation R'000	Total emoluments R'000
Executive directors					
WG Ballandino (CEO) [(1)]	**17 510**	**150**	**17 660**	**30**	**17 690**
BE de Beer [(2)]	**623**	**52**	**675**	**–**	**675**
	18 133	**202**	**18 335**	**30**	**18 365**
Non-executive directors					
GC Baizini **		**150**	**150**	**–**	**150**
CB Brayshaw *		**151**	**151**	**175**	**326**
JW Campbell		**317**	**317**	**120**	**437**
AV Frolov **		**150**	**150**	**–**	**150**
GA Mannina**		**150**	**150**	**79**	**229**
BJT Shongwe * [(3)]		**196**	**196**	**103**	**299**
PS Tatyanin **		**150**	**150**	**12**	**162**
		1 264	**1 264**	**489**	**1 753**
	18 133	**1 466**	**19 599**	**519**	**20 118**

**Independent*
***Fees ceded to Evraz Holdings S.A.*
(1) Resigned as Chief Executive Officer on 28 February 2010.
(2) Appointed as Financial Director on 26 August 2009.
(3) Appointed as Chairman on 15 October 2009.

Emoluments paid to executive and non-executive directors – 2008

	Salary and benefits R'000	Directors' fees R'000	Total emoluments paid R'000	Other compen-sation R'000	Total emoluments R'000
Executive director					
WG Ballandino (CEO)	17 252	150	17 402	510	17 912
	17 252	150	17 402	510	17 912
Non-executive directors					
GC Baizini **		150	150	–	150
L Boyd		90	90	36	126
CB Brayshaw *		150	150	170	320
JW Campbell		279	279	120	399
AV Frolov **		150	150	–	150
GA Mannina **		150	150	95	245
BJT Shongwe *		150	150	100	250
PS Tatyanin **		150	150	–	150
		1 269	1 269	521	1 790
	17 252	1 419	18 671	1 031	19 702

** Independent*
*** Fees ceded to Evraz Holdings S.A.*







SUSTAINABILITY REVIEW

- Committed to transparency in reporting
- Creating value for all stakeholders through a continuous focus on improvement
- Developing a demographically reflective corporate structure

Report scope

The sustainability review for the financial year ending 31 December 2009 is based on the internationally accepted G3 Guidelines for sustainability reporting, developed by the Global Reporting Initiative (GRI), and the Johannesburg Securities Exchange Limited (JSE) Socially Responsible Investment (SRI) Index. GRI references are indicated in blue and SRI references in orange. A full GRI G3 Content Index is included on pages 111 to 115.[3.12] A self-developed SRI Content Index is included on pages 116 to 125.

This report has been self-assessed and has not been externally assured.[3.13]

		2002 In accordance	C	C+	B	B+	A	A+
Mandatory	Self-declared		✓	Report externally assured		Report externally assured		Report externally assured
Optional	Third-party checked							
	GRI checked							

Sustainability review continued

Report scope continued

The review covers the sustainability activities for the period 1 January 2009 to 31 December 2009 of Highveld's operations in South Africa, comprising Mapochs Mine and the Steelworks. This report excludes Highveld's subsidiary Hochvanadium.[2.5, 3.1, 3.6, 3.8]

Highveld reports on its sustainability activities annually[3.3] and includes significant information on economic, environmental and social levels that could substantively influence stakeholder assessments and decisions.[3.5, EN-P5, BV-P2]

The goal of sustainable development is to meet the needs of the current generation without compromising the ability of future generations to meet their own needs. Sustainability reporting is the practice of measuring, disclosing and being accountable to internal and external stakeholders for organisational performance toward achieving this goal.

Highveld understands that a fundamental component in effective stakeholder relations, investment decisions and other market relations is transparency about the economic, environmental and social impacts of its operations within a framework of collective sustainability. To support this, Highveld applies the principles of two recognised, guiding frameworks in reporting on its operational impacts within the context of sustainability.

GRI

The mission of the GRI is to provide a trusted, credible and globally shared framework of concepts and metrics that support clear and open communication about sustainability. Since its founding in 1997, the GRI Reporting Framework has been continuously improved in collaboration with a large network of experts focused on a diverse range of stakeholders. This multi-stakeholder approach to learning has given the Reporting Framework widespread credibility with a range of stakeholder groups.

The GRI Reporting Framework guides reporting on an organisation's economic, environmental and social performance in the context of the organisation's commitments, strategy and management approach.

The GRI Reporting Framework provides guidelines for defining report content and ensuring the quality of reported information. The guidelines identify information that is relevant, material and of interest to most stakeholders for disclosures that set the context for understanding organisational performance, disclosures that provide context for understanding performance in specific business areas, and the disclosure of comparable information on the economic, environmental and social organisational performance.

JSE SRI

The JSE launched the SRI Index in 2004. The Index philosophy is based on the principles of the three pillars of the triple bottom-line, namely environmental, social and economic sustainability, with sound corporate governance underpinning each.

The Index aims, *inter alia*, to provide a tool for a broad, holistic assessment of company policies and practices against globally aligned and locally relevant corporate responsibility standards. It contributes to the development of responsible business practice in South Africa and beyond.

The Index supports the application of and alignment to globally accepted principles and standards (such as GRI) in relation to relevant issues. It also incorporates South-African-specific principles and standards to holistically reflect the complex nature of social responsibility in South Africa.

Compliance with the Index is assessed through an annual SRI review, undertaken by the JSE through an independent assessor. The review assesses integrated triple bottom-line practices across business activities and measures how practices are integrated into existing frameworks of governance and business activities. Highveld is, due to its classification in the FTSE/JSE Top 40 Index, automatically included in the annual SRI review.

Highveld prides itself on the successful annual SRI certification achieved since its initial participation in 2006.

Date of previous report[3.2]

The previous report covered the financial year ending 31 December 2008.

Comparability[3.10, 3.11]

There have been no significant changes to measurement methods for key economic, environmental and social data between 2008 and 2009.

Additional information[3.9]

The business principles and practices in the report can be verified against established policies and standards. The report details these principles and practices, as well as the measurement indicators which Highveld uses to assess its financial and non-financial performance.

Management is confident that the information contained in the report is accurate.

Contact person[3.4, 4.14]

The contact person for this review is:
Cathie Lewis, Company Secretary
Telephone: +27 13 690 8888
e-mail: sustainability@hiveld.co.za
website: www.highveldsteel.co.za

Sustainability review continued

Operational structure[2.3, PR3]

Highveld's operational structure reflects its business focus as a vertically integrated steel and vanadium slag producer.

Mapochs Mine is an operating division of Highveld, producing lumpy titaniferous magnetite ore and fines ore. The fines ore are supplied exclusively to Duferco Group subsidiary, VVP. The lumpy ore is delivered to the Steelworks for the production of iron and steel products and vanadium slag.

Highveld has concluded a transaction that will provide for a 23 per cent ownership of the Mapochs Mine by Umnotho weSizwe, the strategic BEE partner and a three per cent ownership by the Mapochs Mine Community Trust. The transaction will become effective once the legal requirements, relating mostly to the Mineral and Petroleum Resources Development Act, have been met.[1.2]

In Europe, Hochvanadium, a 100 per cent Highveld subsidiary, provides vanadium slag to Treibacher which processes the slag into vanadium products for sale into Europe. Hochvanadium is not a major operation, it does not process any product.[2.5]


Highveld Steel and Vanadium Corporation Limited
Operations
Subsidiary
Mapochs Mine produces titaniferous magnetite ore
Ironmaking produces liquid iron
Steel Plant produces cast steel blooms, slabs and vanadium slag
Structural Mill produces structural sections
Flat Products produces plate and coil from slabs
Vanadium Hochvanadium Holdings AG, Austria (100 per cent equity)

Value added statement[EC1, GG-R2]

for the year ended 31 December

	2009		2008	
	Rm	**Percentage of revenue**	Rm	Percentage of revenue
Revenue	**4 252**	**100**	9 310	100
Materials and services purchased	**3 024**	**71**	4 462	48
Value added	**1 228**	**29**	4 848	52
Interest and investment income received	**73**	**2**	155	2
Total wealth created	**1 301**	**31**	5 003	54

	Rm	**Percentage of total wealth distributed**	Rm	Percentage of total wealth distributed
Applied as follows:				
To remunerate employees				
Salaries, wages, benefits, etc.	**790**	**61**	890	18
To reward providers of capital	**61**	**5**	3 228	65
Distributions to shareholders	**–**	**–**	3 173	64
Interest paid	**61**	**5**	55	1
To (reduce)/expand the Group	**409**	**31**	(337)	(7)
Depreciation	**246**	**18**	252	5
Retained profit for the year after distribution to shareholders	**163**	**13**	(589)	(12)
To pay Government				
Taxation	**41**	**3**	1 222	24
Total wealth distributed	**1 301**	**100**	5 003	100

Sustainability review continued

Value added statement[EC1, GG-R2] continued

for the year ended 31 December

	2009	2008
	Rm	Rm
Payments made or owing to Government		
Value-added taxes levied on purchases of goods and services	**401**	583
Rates and taxes paid to local authorities	*	*
Normal companies taxation	**8**	1 013
Secondary taxation on companies	**–**	316
Total payments made or owing to Government	**409**	1 912
Value-added tax and other duties charged on turnover	**376**	823
Employees' tax deducted from remuneration paid	**143**	204
Additional amounts collected by the Group on behalf of Government	**519**	1 027

* *Less than R1 million.*

No significant financial subsidies in the form of tax relief/credits, incentives or grants were received from the South African Government.[EC4]


2009
13%
18%
61%
5%
3%
2008
(12%)
18%
5%
24%
1%
64%
To employees as salaries, wages and other benefits
To Government as income tax
To lenders as finance costs
To shareholders
Depreciation
Earnings retained

Key sustainability indicators[2.8, EC1]

Economic performance	2009 Rm	2008 Rm
Revenue	**4 252**	9 310
Continuing operations	**4 252**	8 022
Discontinued operations	**–**	1 288
Operating profit	**192**	3 693
Continuing operations	**192**	3 078
Discontinued operations	**–**	615
Headline earnings	**167**	2 572
Total liabilities/equity (%)	**59.3**	81.0
Capital expenditure	**202**	546
Continuing operations	**202**	458
Discontinued operations	**–**	88
Dividends paid (cents)	**–**	3 200
Exports and foreign currency earned	**935**	2 482
Continuing operations	**935**	1 724
Discontinued operations	**–**	758
Payments to employees	**790**	890
Continuing operations	**790**	798
Discontinued operations	**–**	92
Payments to suppliers	**3 024**	4 462
Payments to Government	**41**	1 222
Payments to communities	**1.3**	3.4
Net cash generated before interest and taxation paid	**108**	4 003

Core operations include the Steelworks, Mapochs Mine and Hochvanadium.

Production	2009	2008
Vanadium – Oxides (Vanchem) (kg)	**–**	5 693 180
Vanadium – Ferrovanadium (kg V) *	**4 930 319**	6 781 659
Crude carbon steel production (tons)	**687 990**	780 819
Total rolled steel production (tons)	**476 756**	659 931
Vanadium slag production (tons)	**46 614**	65 725
Ferrosilicon production (tons)	**–**	4 237

** Includes South Africa Japan Vanadium (Proprietary) Limited, Hochvanadium Holding AG and Vanchem.*

Sustainability review continued

Key sustainability indicators[2.8, EC1] continued

Safety		2009	2008
Highveld	Fatalities	**1**	2
	LTI	**12**	14
	LTIFR	**0.38**	0.35
Contractors	Fatalities	**0**	1
	LTI	**6**	11
	LTIFR	**0.32**	0.38
Total	Fatalities	**1**	3
	LTI	**18**	25
	LTIFR	**0.36**	0.36

Environment: ongoing projects to preserve and optimise natural resources	2009	2008
ISO 14001 certification	All divisions except Mapochs Mine	All divisions
1% CO_2 reduction target achieved	**Yes**	No
Steelworks: water consumption per ton of product (m^3/t)	**7.86**	7.01
Steelworks: energy consumption per ton of product (GJ/t)	**44.84**	46.25

Social responsibility	2009 Rm	2008 Rm
Projects	**1.3**	3.4

Human capital	2009	2008
Number of employees at year-end *	**2 321**	2 621
Training spend (Rm)	**41.27**	48.79
Training average man-days	**6.53**	11.7
Average training spend per employee (R'000)	**17.78**	18.61
Bursary costs (R'000)	**2 271**	3 068
Gross revenue per man-year (R'000)	**1 828**	3 054

** Excludes temporary contract employees.*

Corporate governance[BP-R4]

Board of directors[4.1, 4.2, 4.3, BP-M1, BP-M2, BP-M5, BP-R2, BP-R6]

Non-executive and independent directors are classified in accordance with the King Code II, namely that a non-executive director is a Board member who does not form part of the management team and an independent director is a Board member who has no significant financial interest or other potential benefit that could create a conflict of interest.


Board of Directors
Non-executive
Giacomo Baizini
James Campbell
Alexander Frolov
Giuseppe Mannina (resigned)
Pavel Tatyanin
Timur Ibragimovich Yanbukhtin*
Independent
Mohammed Bhabha*
Colin Brayshaw
Babalwa Ngonyama*
Bheki Shongwe (Chairman)
Peter Surgey*
Executive
Walter Ballandino (CEO) (resigned)
Bernie de Beer (FD)
Scott MacDonald (CEO)*
*Appointed 1 March 2010
Chief Executive Officer
WG Ballandino (resigned)
AS MacDonald
Financial Director
BE de Beer
Audit and Risk Committee
CB Brayshaw**
JW Campbell
B Ngonyama
BJT Shongwe
PM Surgey
**Chairman
Remuneration and Nominations Committee
CB Brayshaw**
M Bhabha
JW Campbell
PM Surgey
PS Tatyanin
**Chairman
Transformation Committee
BJT Shongwe**
WG Ballandino (resigned)
M Bhabha
M Böhmer***
AS MacDonald
SN Mafoane***
B Ngonyama
NN Nokwe***
PS Tatyanin
**Chairman
***Co-opted members

Board profile[LA13, BP-M1, BP-R2]

as at 31 December 2009

	Non-executive directors %	Non-executive independent directors %	Executive directors %
African male		11	
White female			11
White male	56	11	11
30 – 50 years old	34		
>50 years old	22	22	22

Sustainability review continued
Corporate governance[BP-R4] continued

Board committees

Key indicators Meetings held	2009	2008
Board	**6**	4
Audit and Risk Committee	**4**	4
Remuneration and Nominations Committee	**2**	2
Transformation Committee	**2**	2

Structures [2.6, 4.9, BP-R1]

Highveld is incorporated under the provisions of the Companies Act of 1973 and its shares are listed on the JSE.

The Corporation, through its Board of Directors, subscribes to the highest levels of corporate governance. It is committed to the establishment and maintenance of effective structures, policies and practices that improve corporate governance and create value and benefits, on a sustainable basis and across commodity cycles, for all stakeholders. In 2009 there were no instances of major non-compliance, fines or prosecutions related to Board practice. [GG-R1]

The Board is of the opinion that the Corporation conducts its affairs with integrity and that it complies with all significant requirements incorporated in relevant South African and international legislation, the Code of Corporate Practices and Conduct as set out in the second King Report on Corporate Governance for South Africa (King II) and the JSE Limited Listings Requirements. [BP-P1]

To align the Corporation with the provisions of the new Companies Act of 2008 and King III, a new Memorandum of Incorporation will be drafted and registered to replace the current Memorandum and Articles of Association. Thereafter, the Board Charter, which includes charters for all Board sub-committees and the Code of Ethics, will be revised accordingly.

Board Charter[4.6, 4.12, BP-P2, BP-R5]

The Board Charter, which is aligned with King II and the Evraz governance structure, guides the Board in terms of its responsibilities, which is mainly to:

- Adopt strategic plans.
- Monitor operational performance.
- Ensure an effective risk management process and internal control system.[BV-M2]
- Ensure the integrity of the Corporation's communications policy.
- Select, orientate and evaluate directors.
- Prepare financial statements, in accordance with International Financial Reporting Standards (IFRS), that fairly represent the state of affairs of the Corporation and the Group, and arrange for the independent review thereof by external auditors.
- Ensure compliance with all relevant laws and regulations.

The Board is tasked to decide on the following matters:

- Changing accounting policies and practice.

- Amending the Memorandum and Articles of Association.
- Approving annual capital and operating budgets.
- Appointing committees of directors, particularly the Audit and Risk, Remuneration and Nominations and Transformation Committees.
- Overseeing employee incentive schemes and the formulation of recommended employment equity and industrial relations policies.

Several matters of policy are entrusted to the Board. They have to safeguard and oversee:

Business ethics[4.6, 4.8, CE-R1]

The Highveld Code of Business Ethics provides clear direction on how directors and employees should conduct the Corporation's affairs. Everyone is required to maintain the highest ethical standards, acting with integrity and in accordance with generally accepted corporate practice. During engagement, employees acknowledge in writing that they have read and understand the Code of Business Ethics.[CE-P1, CE-P3, CE-M1, CE-R4]

The code is based on four key principles – fairness, accountability, transparency and responsibility – which should be applied consistently in interactions with all stakeholders.[SE-P1]

The pursuit of private interests which are in conflict with Corporation interests is prohibited in terms of the code. All employees declare gifts received. Private work can only be undertaken if approved by management and if it does not conflict with their employment obligations. Management and the Crime Response Committee, a sub-committee of the Audit and Risk Committee, reviews requests as well as all matters relating to the code.

The responsibility to review the code vests with the Company Secretary, and procedures are in place to introduce, monitor and enforce the code.[CE-P2, CE-M3, CE-R2]

Compliance to the code is monitored by ad hoc security investigations, which are reported to the Crime Response Committee. These investigations may lead to disciplinary action and hearings by Human Resources (HR), in accordance with the disciplinary code.[CE-M2, CE-M4, CE-R5]

The code is further underpinned by a fraud policy, in terms of which internal audits are undertaken to assess the adequacy and effectiveness of the internal control environment, which includes risks related to fraud and corruption.

In 2009, 28 such internal audits were undertaken. Incidents of non-compliance to the Code of Ethics of a fraudulent nature are reported to the Crime Response Committee and the Audit and Risk Committee. If required, fraud investigations are undertaken by the South African Police Services (SAPS), in which case the criminal process follows its course. Statistics on non-compliance to the code are reported to the Executive Committee, Crime Response Committee and Audit and Risk Committee.[SO2, CE-M2, CE-M4, CE-R5]

Three material fraud incidents relating to the provision of contract services were investigated

Sustainability review continued
Corporate governance[BP-R4] continued

during 2009. In two cases, Highveld facilitated the recovery of financial losses. The third case which resulted in the dismissal of one of the involved Highveld employees, is being investigated by SAPS. Improved procedures were also implemented to reduce the probability of similar incidents.[SO4]

Further to employee dismissals and the cessation of supplier relationships in 2007 resulting from fraud and corruption investigations, civil proceedings to recover financial losses and damages remain ongoing.

In one instance, the active involvement of the Corporation in a fraud investigation caused the Supreme Court to make a landmark ruling. The court ruled that a retirement fund has the power to withhold the payment of a member's pension benefits pending finalisation of a claim for damages allegedly suffered by the member's employer. This follows intervention by Highveld when a dismissed employee, who had pleaded guilty to certain charges of bribery, fraud and theft, applied for pension benefits to be paid out. [SO4]

The Corporation remains vigilant to situations which create the risk for fraud, and effects stringent measures to increase surveillance and internal audits. [CE-P4]

As a result of these proactive measures and structures, incidents of fraud and other crimes have sharply declined over the past three years.

A toll-free number (0800 213 110) is in place to allow stakeholders to anonymously report suspected or alleged unethical behaviour to Tip-Offs Anonymous (www.tip-offs.com). [CE-M5, CE-R6]

The Corporation abides by all laws and regulations related to accounting fraud, workplace discrimination and corruption. In 2009 there were no instances of non-compliance, nor were sentences or fines imposed.[SO8, GG-R1, EO-P2, EO-R3, SG-R1]

Highveld's Crime Response Committee is giving consideration to appropriate communication mediums that can form an integral part of the employee induction process, to facilitate an increased internal awareness and capacity necessary to assist in the prevention of incidents of corruption.[SO3, HS-R7]

The Code of Ethics will be reviewed during 2010 to ensure that all the relevant provisions of the new Companies Act and King III are incorporated. [CE-M3]

Risk management[1.2, 4.9, BV-R1]

Risk management addresses all significant business risks, through appropriate risk management measures to counter significant business risks which could undermine the achievement of business objectives. These measures include clear accountability for risk management as a key performance area of line managers throughout the Corporation.

The Board is ultimately responsible for risk management and monitoring, through the Audit and Risk Committee, supported by executive management and the CEO.

Sound policies and guidelines on risk and control management support employees at management level in affecting their risk responsibilities. Although 17 significant risk areas were discussed with management and are currently being addressed, the risk and control assessment process was not completed during the period under review.

The effectiveness of risk management is continuously reviewed by the Board against material changes and trends in the risk profile to ensure that risk management objectives are met. The reviews cover all control systems, including reporting.

The identification and assessment of environmental risk form part of the ISO 14001 management system.

Risk areas[1.2, BV-R1]

Key risks	Category of risk and management response
Dependence on suppliers The business is dependent on a number of suppliers for the supply of electrical energy (Eskom), transportation services (Transnet) and water supply (eMalahleni Local Municipal Council). The continued stability in the provision of these services and in the organisational infrastructure of these suppliers is critical to sustainable operational efficiency within the business.	Strategic risk • Promote improved relationships with key strategic suppliers, including interaction and technical support assistance. • Manage key raw material inventories to ensure continued operations in the absence of transport services. • Co-operative logistics management to ensure continued supply within supplier infrastructure constraints. • Investigate energy co-generation opportunities.
Key raw material supply The manufacturing processes are dependent on the supply of coal that has distinctive metallurgical properties, which is available from a limited number of suppliers. Depletion of supplier resources and cost increases from export-parity pricing arrangements influence operational sustainability within the business and competitive positioning due to above-inflationary cost increases.	Operational/financial risk • Proactively source alternative suppliers for inclusion in the business key supply chain. • Process improvements and associated capital investment to enhance efficiencies and reduce supplier dependencies. • Integrated co-operative supply chain management initiatives to promote the sustainability of supply and control raw material pricing.

Sustainability review continued

Corporate governance[BP-R4] continued

Key risks	Category of risk and management response
Technical gas supply The manufacturing process is dependent on the reliable supply of technical gases through a dedicated pipeline. Disruptions in supply result in product losses, which impact on the financial sustainability of the business, with a consequential potential inability to meet customer delivery date requirements.	Operational risk • Manage supply through enhanced relationship with key supplier. • Review alternative sources of supply.
Serviceability and availability of mining equipment Mapochs Mine is the sole viable source of the titaniferous ore required for the unique manufacturing process. Breakdowns in dated and obsolete technology and limitations in haulage capacity can negatively impact on the availability of ore for further production.	Operational risk • Improve continuous medium- and long-term repair activities. • Manage ore inventories to ensure continuous supply for operations. • Improved contractual agreements with haulage contractors.
Serviceability and availability of manufacturing equipment The continuous operation of key plant and equipment in the Steelworks is integral to maintained operational efficiency. This is influenced by the appropriate levels on ongoing planned preventative maintenance and skills development to support optimised utilisation. Unavailability of critical spares and replacement items, inappropriately planned maintenance and under-skilled resources can significantly influence operational efficiencies and the sustainability of operations.	Operational risk • Structured, planned preventative maintenance programme. • Structured and prioritised capital expenditure programme. • Supply chain management support to ensure availability of critical spares and replacement items. • Skills development initiatives to establish the required skills base.
Operational inefficiency Availability within key manufacturing processes is integral to ensuring appropriate levels of throughput and meeting targeted performance standards. Poor management and reduced discipline can result in increased lost time, impacting on operational efficiency.	Operational risk • Maintenance of a proactive skills sourcing, development and retention strategy. • Continuous focus on key remuneration structures to positively influence discipline.

Reliability of financial statements

Internal accounting control systems assure the integrity and reliability of the Corporation's financial statements, in order to adequately verify and maintain accountability of assets. No major breakdown in controls, which could influence the reliability of the financial statements, was experienced during 2009.

Chief Executive Officer

Effective business management is achieved by delegating the following responsibilities to the CEO:

- Implementing the strategies and policies of the Corporation.
- Managing the business and affairs of the Corporation on a day-to-day basis.
- Prioritising and allocating capital, technical and HR resources.
- Establishing best management practices and functional standards.
- Appointing members of senior management and monitoring the performance of senior management.
- Maintaining a Corporation-wide system of internal control to manage all risks in support of creating and preserving shareholder wealth and stakeholder welfare. [BV-M2]

The CEO is also responsible for public and stakeholder communication, which may be delegated to executive management. The Chairman is authorised to communicate on behalf of the Board. [4.15, SE-P1]

Audit and Risk Committee[BP-R3]

The Board is assisted in its corporate governance supervision responsibilities by the Audit and Risk Committee to ensure accurate financial reporting and adequate systems, controls and risk management processes. The committee evaluates the appropriateness and adequacy of systems of internal financial and operational control and it reviews accounting policies and financial information issued to stakeholders.

The appointment and remuneration of external auditors are made on the recommendation of the committee. The external auditors report significant findings to the committee. These findings, together with action taken to address key issues, are evaluated by the committee. [BP-M3, BP-R9]

The independence of the external auditors is regularly reviewed and all non-audit-related services are approved in terms of an agreed policy. The external auditors have unrestricted access to the Chairman of the committee.

The activities of the committee are reported to the Board after each of its meetings.

The new Companies Act and King III introduce significant changes to the scope of the committee. In terms of the new Act, which is expected to be enacted towards the middle of 2010, the committee will become a statutory, member-elected committee. It will, however, also remain a Board sub-committee and its non-statutory powers and functions will still be delegated by the Board. These changes will be reflected in the new Board

Sustainability review continued

Corporate governance[BP-R4] continued

Charter, which will be completed once the new Memorandum of Incorporation has been registered.

The responsibilities of the Audit and Risk Committee include:

Risk management and internal control[BV-R2]

- To review and monitor the effectiveness and integrity of the Corporation's financial reporting and internal financial controls.
- To review the effectiveness of the process for identifying, assessing and reporting all significant business risks and the management of those risks by the Corporation and make appropriate recommendations to the Board.[BV-M2]
- To review the disclosure statement to shareholders on internal control and to make appropriate recommendations to the Board.

External audit

- To oversee the Corporation's relationship with the external auditors and to make recommendations regarding their appointment, retention or removal, remuneration and the approval of non-audit-related services they provide.
- To review, on at least an annual basis, the risks and, where relevant, safeguard the independence, effectiveness and objectivity of the external auditors.
- To have appropriate plans in place for the audit, at the start of each annual audit cycle.

Internal audit[BP-M6]

- To approve the terms of reference of the internal audit function, which might complement those of the external audit function.
- To consider whether the mandate, organisation, resourcing and standing of the internal audit function are appropriate to enable the committee to meet its objectives.
- To review internal audit's conclusions with regard to risk management and internal control, financial reporting, corporate governance and significant investigations.[BP-R8]
- To review the adequacy of corrective action taken in response to significant internal audit findings.

Ethics[BP-P1, BP-M2, BP-M3]

- To review any statements on ethical standards for the Corporation.
- To review the Corporation's arrangements and procedures by which staff of the Corporation may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters and to ensure that the arrangements and procedures allow for the independent investigation of such matters.

Remuneration and Nominations Committee[BP-R3, BP-R6, EC-P1]

The committee is responsible to ensure fair reward for the Corporation's non-executive directors and employees for their contributions to the Corporation's overall performance, and to ensure that salary and wage adjustments for the Corporation's staff and scheduled employees are fair. Additional details with respect to this committee are included in the Remuneration Report, on pages 43 to 45.

The committee also selects, screens and nominates directors for appointment to the Board and the Board sub-committees.[4.7]

Transformation Committee[BE-P1, EO-P1]

The full spectrum of the Corporation's transformation activities and programmes is the responsibility of the Transformation Committee. This includes compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-based Black Economic Empowerment (BBBEE) Act, and that the principles of transformation are conveyed within and outside the Corporation, in aspects such as its supply chain and community projects.

The committee aims to develop a corporate structure that reflects South Africa's demographics.

The role of the Transformation Committee is to:

- Ensure the transformation of the Corporation in a fundamental and substantive manner.
- Ensure compliance with the requirements of mining, trade and labour legislation and empowerment charters.
- Position Highveld for the long term by creating the necessary security and stability of operations to ensure a continuous increase in stakeholder confidence.
- Ensure transformation of the Corporation for the successful conversion of old order mining rights to new order mining rights.
- Provide leadership during the transformation of the Corporation.
- Identify and, if possible, remove any internal and external impediments to effective transformation.
- Guide the Corporation to improve the generic BBBEE Scorecard for the Steelworks that complies with the Department of Trade and Industry requirements.

The Transformation Committee ensures that programmes are developed and implemented to effect transformation in general. These programmes form part of the strategy of the Corporation.[BE-P2]

The implementation of an integrated BEE transformation plan is one of the Corporation's key focus areas for 2010. The main objective of the plan is to improve Highveld's overall transformation, which will reflect in its BEE Scorecard rating.

Transformation statements[BE-P1, BR-P1]

Transformation within the Corporation is guided by relevant legislation, regulations and governmental policies – including the Employment Equity Act, the BBBEE Act, the Mining Charter and relevant codes of good practice.

Employee advancement and promotion are determined by an individual's achievement, performance, ability and potential. The Corporation

Sustainability review continued

Corporate governance[BP-R4] continued

recognises that a simple policy of equal employment will not adequately address past and present imbalances and continues to train and develop individuals with potential.

The Corporation: [EO-P1, EO-P2, EO-R3]

- Believes in the principle of equal, basic remuneration and conditions of employment for work of equal value.
- Commits to creating a workplace environment in which individuals of ability and application can develop rewarding careers at all levels, regardless of background, race or gender.
- Recognises that all people are entitled to equal and equitable employment opportunities and, in order to achieve this, that every employment opportunity is open to all suitably qualified applicants, based on their experience, qualifications, ability and potential.
- Focuses social and community investment on educational institutions and on assistance to disadvantaged communities.[CR-P1, BR-P1]

Independent Committee

A committee of independent directors was appointed by the Board to protect the interests of minority shareholders during the sale of the Anglo American plc shareholding in Highveld to Evraz, as well as the sale of the Corporation's non-core and vanadium-related assets. Following the conclusion of the transactions, no meetings have been held, but the committee will only be terminated once the Mapochs Mine transactions have been completed.

Economic performance

Operating results[2.8, EC1]


Customer revenue
R4 252 million
Highveld operating profit
R192 million
Headline earnings
R167 million
Employees
R790 million
Shareholders
R Nil million
Community
R1 million
Government
R41 million
Suppliers
R3 024 million

Sustainability review continued

Economic performance continued

Economic performance	2009 Rm	2008 Rm
Revenue	**4 252**	9 310
Continuing operations	**4 252**	8 022
Discontinued operations	**–**	1 288
Operating profit	**192**	3 693
Continuing operations	**192**	3 078
Discontinued operations	**–**	615
Headline earnings	**167**	2 572
Total liabilities/equity (%)	**59.3**	81.0
Capital expenditure	**202**	546
Continuing operations	**202**	458
Discontinued operations	**–**	88
Dividends paid (cents)	**–**	3 200
Exports and foreign currency earned	**935**	2 482
Continuing operations	**935**	1 724
Discontinued operations	**–**	758
Payments to employees	**790**	890
Continuing operations	**790**	798
Discontinued operations	**–**	92
Payments to suppliers	**3 024**	4 462
Payments to Government	**41**	1 222
Payments to communities	**1.3**	3.4
Net cash generated before interest and taxation paid	**108**	4 003

Core operations include the Steelworks, Mapochs Mine and Hochvanadium.

Highveld's economic performance mirrored the depressed economy following the sharp market turnaround in 2008.

Stringent cost-cutting measures to counter the low demand for steel prevented the Corporation from making a loss.

Investments[1.2, 2.9]

Highveld is a focused steel and vanadium-bearing slag producer, following the sale of non-core division Rand Carbide and two vanadium-related investments in 2008, namely the Vanchem division and its 50 per cent shareholding in SAJV. The vanadium-related interests were sold in accordance with conditions set by the Commission of the European Communities for the sale by Anglo American plc of its majority shareholding in Highveld to Evraz.

Highveld has concluded a transaction that will provide for a 23 per cent ownership of the Mapochs Mine by Umnotho weSizwe, the strategic BEE partner and a three per cent ownership by the Mapochs Mine Community Trust. The transaction will become effective once the legal requirements, relating mostly to the Mineral and Petroleum Resources Development Act, have been met.

Supply chain[1.1, 1.2, BE-P1, BE-M1, BE-M3, BE-R3]

Highveld's procurement strategy, through its supply chain management structure, is to focus on suppliers who provide value-added products and services and to favour BEE and historically disadvantaged South African (HDSA) vendors, if possible from areas around Highveld's operations.[BE-M1, BE-M2, BR-M1]

In 2009, 44 per cent of supply chain management spend was allocated to suppliers based within the areas of Highveld's core operations.[EC6, BE-R1, BE-R2, BR-M1]

BEE Spend	**2009** Actual %	Target %	2008 Actual %	Target %
Capital goods procured from BEE vendors	**28.67**	**20.00**	17.14	22.90
Consumables procured from BEE vendors	**54.54**	**22.00**	20.35	27.50
Services procured from BEE vendors	**69.88**	**30.00**	27.11	16.70

Supplier selection is based on a range of factors that ensure effective and sustainable supply, and is transparently managed through monthly meetings where all affected divisions are represented.[EC6, BE-M2, BE-R2]

The risk of exposing the business to products which may impact negatively on performance or quality, is mitigated through a supplier evaluation procedure which ensures adherence to SHEQ standards,[1.2] notably in the case of production commodities such as coal, dolomite and refractory bricks.

Highveld manages supplier engagement through personal contact and a secure website.[4.14, BE-M1]


80
70
60
50
40
30
20
10
0
2009
2008
Capital goods
Consumables
Services

BEE % spend per supply chain category

Sustainability review continued

Safety, health, environment and quality (SHEQ)



SHEQ responsibility[4.1, 4.17, LA6, EN-P2, EN-R5, HS-R2]

The CEO holds legislative responsibility for all SHEQ related matters. This responsibility is delegated to relevant managers, who are responsible for the implementation of SHEQ strategy, policies, procedures and practices, and compliance with legislation. The safety and health division monitors all incidents, investigations, transient injuries, damage to property and acts in an advisory and monitoring capacity. SHEQ staff members also act in an advisory and monitoring capacity.

All employees form part of the SHEQ management system, through 87 elected safety representatives who represent 100 per cent of employees at bi-monthly divisional SHEQ meetings. [4.16, HS-R5]

The participative SHEQ structure follows national best practice and applicable international standards,[4.12] to ensure that Highveld maintains its competitive advantage through enhanced efficiencies, product quality and effectiveness, to the ultimate advantage of all its stakeholders.

SHEQ policy statement[4.1, LA9, EN-P1, EN-R1]

The Highveld SHEQ Policy summarises the Corporation's focus on ensuring the well-being of its stakeholders, including suppliers and customers, and the environment in which it operates. The policy, reviewed annually during a special operational management meeting dealing only with SHEQ matters, states that:

Highveld Steel and Vanadium Corporation Limited is a vertically integrated steel and vanadium slag producer. The Corporation strives to create superior value and benefits on a sustainable basis across commodity cycles for all stakeholders, by developing the business into a low cost steel and vanadium slag producer. [EN-P1]

The Corporation has implemented an integrated SHEQ management system in line with the relevant standards and specifications. All primary procedures are based on ISO 9001, ISO 14001 and OHSAS 1800 specifications. [4.12, HS-R6]

The Corporation is committed to:

- Actively promote the safety and health of its employees, including contractors, service providers and visitors on site through the application of the HOTTO policy, which is underpinned by the Cast Iron Rules. This is an approach to safety and health which requires an absolute adherence to standards at all times and an intolerance to unsafe acts and conditions.

- Prevent and/or mitigate injury and ill health as well as the degradation of the environment in which it operates, in line with the identified occupational health and safety hazards and risks, and negative environmental aspects and impacts. [HS-P1, HS-R1, BV-P2]
- Comply with applicable legal and other requirements to which the Corporation subscribes, relating to occupational health and safety hazards as well as environmental aspects and impacts.
- Provide a framework for setting and reviewing safety, health, environmental and quality objectives and targets. [EN-P3]
- Communicate this policy to all people working for and on behalf of the Corporation, and to facilitate awareness of their individual obligations in meeting this policy.
- Review the SHEQ policy to ensure it remains suitable, relevant and appropriate to the Corporation.
- Continually improve the SHEQ management system and SHEQ performance.

The CEO committed himself, management and all employees to the achievement of this policy, through their active involvement in the continual improvement of safety, health, environment and quality matters. [EN-P2]

Employee commitment and the development of a positive health and safety culture is supported by engagement and agreement with the trade unions on the appointment of health and safety representatives. [LA9, 4.16, ER-R1]

Management principles

- Commitment, involvement and accountability.
- Competence, skills and training.
- Identification of hazardous activities, risk assessments and measurable controls relating to SHEQ.
- Corrective and preventative action to ensure optimal control.
- Performance measurement and evaluation.
- Stakeholder engagement. [EN-P7, SE-P1]
- Customer focus. [BV-M4]
- Continual improvement.
- Quality procedures based on ISO 9001 specifications.

SHEQ systems [4.12, EN-P4, EN-M1 to EN-M8, EN-R5]

The performance, targets, effectiveness and audit results of the SHEQ management systems are regularly reviewed at operational management meetings that are dedicated to SHEQ matters. The management systems are integrated, which facilitates control over the processes and their results, and is managed independently of the operational divisions.

The safety management system is based on OHSAS 18001. This is a management system that was developed to help organisations meet the health and safety obligations in an efficient and effective manner.

Sustainability review continued

Safety, health, environment and quality (SHEQ) continued

Environmental impacts of the operations are measured against ISO 14001, which contains the initial standards for the ISO 14000 environmental management standards of the International Organisation for Standardisation (ISO). These standards provide guidelines which are aimed at ensuring that the operations' environmental impacts are reduced and minimised, and that they have no major impact on the biodiversity in the areas in which Highveld operates. EN-P6

Quality management standards are measured against ISO 9001, which forms part of the ISO 9000 family of quality management standards and provides guidelines for quality in the manufacturing and service industries.

Safety

		Fatalities	LTIs	LTIFR	NLTIs	NLTIFR	FACs
Highveld	**2009**	**1**	**12**	**0.38**	**48**	**1.53**	**99**
	2008	2	14	0.35	57	1.43	168
Contractors	**2009**	**–**	**6**	**0.32**	**29**	**1.57**	**46**
	2008	1	11	0.38	38	1.31	84
Total	**2009**	**1**	**18**	**0.36**	**77**	**1.55**	**145**
	2008	3	25	0.36	95	1.38	252

Safety measurement[1.2, LA7, HS-M1, HS-R2]

Despite the focus on safety, Highveld suffered one fatality in 2009. The safety record, as measured by the LTIFR remained constant at 0.36.

Lost-time injury days indicate calendar days and are accounted for as from the day following an incident.

During the year the following LTIFR millionaire achievements were recorded:

- 3 million hours: Group
- 2 million hours: Group, HR, Production Services, Administration
- 1 million hours: Group (twice), Steelworks (twice), Steel plant



Cast Iron Rules[LA9, HS-M4]

The Corporation's safety drive is based on its Cast Iron Rules, which aim to eliminate fatalities and serious injuries. The intent of these rules is summarised by the HOTTO approach, which is that all unsafe work must be stopped. Every employee has the obligation to stop unsafe work, and should be on the alert for potential safety threats by asking:

- Has anything in the workplace changed?
- Am I trained and authorised to do this work?

The Cast Iron Rules address:

- Energy and machinery isolation, with prescriptions for isolating and working on energy systems, including moving machinery.
- Lethal and injurious gases and confined spaces, listing risk assessment and access requirements.
- Molten metal and slag, detailing how melting, tapping, transportation and teeming should be performed.
- Heavy moving equipment, with clear risk assessment prescriptions.
- Working at heights above two metres.
- Lifting and material handling, be it manual or mechanical, by crane, hoist or other lifting device.
- Construction or modification of structures and building.
- Stipulations specific and relevant to the Mapochs Mine mining operations are that they have codes of practice in place which will cover the adoption and implementation of:
  - Safety principles;
  - Ground and slope control, including its design, implementation and monitoring;
  - The prevention of fire and explosion risks associated with blasting practices;
  - The operation and maintenance of trackless and track-bound mining equipment, including personnel and material conveying systems.

Safety training[LA9, HS-M4]

Safety training takes cognisance of both the target audience and crucial safety issues. The

Sustainability review continued

Safety, health, environment and quality (SHEQ) continued



training course targets semi-literate, supervisory and management levels. Training is structured to provide a comprehensive understanding of not only safety issues and behaviour, but also procedures which are implemented to ensure the optimum safety of employees and other stakeholders, such as legal safety requirements, hazard identification, risk assessment and incident investigation.

A training course, which ensures a positive outcome by testing employees' understanding and application of the Cast Iron Rules, forms part of the Highveld safety induction programme.

Health[HS-M1, HA-M4]

Health	**2009**	2008
Noise-induced hearing loss – new cases	**5**	4
Chronic obstructive airways disease – new cases	–	–
Occupational asthma	–	–
Employees reporting for voluntary HIV/Aids counselling and testing	**2 072**	2 383
Continued operations	**2 072**	2 048
Discontinued operations	–	335
Employees registered on HIV/Aids Wellness Programme	**43**	61
Continued operations	**43**	43
Discontinued operations	–	18
Employees on HIV/Aids antiretroviral programme	**23**	30
Continued operations	**23**	24
Discontinued operations	–	6

The Highveld health policy is based on a proactive approach to managing employee well-being, through both occupational and personal health programmes. Health services are rendered through two clinics, one at Highveld and one at Mapochs Mine. To ensure professionalism and objectivity, service provision has been outsourced to Life Healthcare, one of the big five healthcare groups in the country.

Occupational health[LA8, HS-M2, HS-R5, HS-M3]

Highveld's occupational health programme aims to ensure the health of employees in the workplace by regular medical screening and proactive measures to prevent ill health.

Legislative requirements managed by the occupational health team include:

- Conducting medical examinations for certificates of fitness.
- Reporting injuries on duty.
- Managing compensation claims on behalf of employees.

In 2009, the full workforce was screened and issued with certificates of fitness, which is a legal requirement to ensure that people are fit to work in a factory or a mine. [HS-M5]

The surveillance reports are used to determine occupational health trends, to address problem areas and to further improve on pockets of excellence. A specialist company monitors the occupational health programme and activities, to ensure that surveillance techniques adhere to all relevant legislation, that the best possible surveillance techniques are used and that statistics are reported objectively.[HS-M5]

The hygiene surveillance forms used during the medical screening procedures form the basis for actions in this regard.

Based on the information collected, the occupational health team continued to further investigate the working environment and methods of employees whose hearing tests show a five per cent shift in hearing loss compared with their initial test. The employee and the employer are advised of steps to prevent a further deterioration in hearing functionality.

In 2009, no new cases of chronic obstructive airways disease or occupational asthma were reported. Five new cases of noise-induced hearing loss were reported (four in 2008). A programme to focus on the threats of excessive noise has been implemented. [HS-R2]

Personal health[1.2, LA8, HS-M2, HS-R5, HA-M2, HA-R1]

Personal health services address well-being and wellness. Both facets of the programme have been outsourced to Life Healthcare.

The **HIV/Aids Programme** is based on the principle that HIV/Aids is a chronic, manageable disease. All employees qualify for free treatment, based on the results of confidential VCT sessions. There are two treatment regimes, the Highveld HIV/Aids Programme and the Aurum Research Programme.

Sustainability review continued
Safety, health, environment and quality (SHEQ) continued

In 2009, the VCT test rate remained stable at 60.8 per cent. Pleasingly, the Iron Plant test rate increased significantly to 60.1 per cent, from 35 per cent in 2008.

This is attributed to the inclusion of the optional VCT procedure in the occupational health screening process, as well as offering all patients at both clinics the opportunity to undergo VCT when they visit the clinic. Should employees opt to undergo voluntary testing, an HIV rapid blood test is used, which is fully sponsored by Government. [HA-M7]

The Highveld HIV/Aids Wellness Programme provides two categories of HIV/Aids care – an HIV/Aids Wellness Programme and an ART Wellness Programme. In 2009, the number of registered wellness patients remained at 43, while the number of ART users decreased from 24 to 23. [HA-M2]

The criteria for registration on the ART programme are based on World Health Organisation guidelines. Patients on the ART Wellness Programme undergo more frequent medical examinations than those on the HIV/Aids Wellness Programme. [4.12]

VCT patients, who are HIV positive, are also registered on the Aurum Health Research Programme, which focuses on tuberculosis, HIV/Aids, sexually transmitted infections and occupational lung diseases. Aurum uses a scientific approach to gather information, build a knowledge base, provide recommendations, design programmes and deliver services.

Highveld offers free VCT and HIV/Aids treatment to employees' life partners, at an independent clinic in eMalahleni. Services offered focus on improving the quality of life of people affected by the virus and fighting the spread of the disease. The reaction to the free service has been disappointing and Highveld is developing plans to increase the effectiveness of the programme in 2010. [HA-M3, HA-M5, HA-M7, HA-R5]

Other incentives to fight HIV/Aids and the effects the disease have on people include: [HA-M6]

- Peer education sessions for employees, where aspects of HIV/Aids and tuberculosis are covered. Employees may volunteer to become peer educators. [4.14, HA-R6]
- A Wellness Committee, on which management, employees, peer educators and trade union shop stewards are represented, to review and report on the HIV/Aids Wellness Programme. [4.14, ER-M1]
- Support and assistance to non-profit organisations serving eMalahleni, Roossenekal and surrounding areas in prevention, education and awareness. [EC8, HA-M8, HA-M9, HA-R7]
- Newsflashes and awareness sessions scheduled on request of divisions, departments or teams. [4.14]

The **Personal Well-being Programme** is also based on a proactive approach to possible physical and mental health threats to employees.

Employees who belong to a medical scheme access healthcare services through general



practitioners. For employees who do not belong to a scheme, Highveld offers access through primary healthcare facilities, from where they are referred to a doctor or hospital. This service is also available for the treatment of chronic illnesses and for medication.

Highveld also provides free access to an employee assistance programme (EAP), which focuses on the early identification of emotional problems employees or their dependants may have. The programme is managed by the Careways Group, a national organisation with a Johannesburg-based help-line and an office in eMalahleni. Assistance provided to employees covers, amongst others, marital and family conflict, substance abuse (alcohol and/or drugs), child-related problems, financial problems, work-related problems, psychiatric disorders and mood disorders such as anxiety, depression and stress. [4.16]

In keeping with the proactive approach to healthcare, statistics, such as absenteeism, are analysed by EAP staff to obtain early-warning signals of possible problem areas. [HS-M2, HS-R5]

Environment [EN-R3]

Environment: ongoing projects to preserve and optimise natural resources	2009	2008
ISO 14001 certification	**All divisions except Mapochs Mine**	All divisions
1% CO_2 reduction target achieved	**Yes**	No
Steelworks: water consumption per ton of product (m^3/t)	**7.86**	7.01
Steelworks: energy consumption per ton of product (GJ/t)	**44.84**	46.25

Sustainability review continued
Safety, health, environment and quality (SHEQ) continued



Highveld aims to be an industry leader in minimising the impact its mining and manufacturing activities have on the environment. Initiatives to achieve this goal include stakeholder communication[SE-P1], air quality management, water and waste management, energy conservation, habitat rehabilitation, biodiversity conservation and capital projects to minimise emissions.

No significant spills of chemicals, oils or fuels were recorded during 2009. [EN23, EN-R6]

Environmental systems [4.12, EN-P9, EN-R5]

Highveld's initiatives to monitor, assess and manage the effects its business has on the environment are based on a wide range of national and international benchmarks.

In 2009, the various facets of Highveld's environmental focus have been integrated into an environmental management plan, which will be finalised and implemented in 2010. It establishes the framework for measuring and monitoring all environmental issues, and includes a specialised emission control and biodiversity strategy, in terms of the NEM: AQA as well as the Biodiversity Act. [EN13]

The integrated plan was developed by means of applying environmental best practice.

On a global level, Highveld aims to become part of the carbon emission exchange structure. At this stage, the process for determining carbon emission savings as a result of the Iron Plant open slag bath conversions is being investigated.

In 2009, the CO_2 emission reduction target of 1 per cent was achieved. [EN14, EN-P3]

Environmental involvement [4.12, EN-P9, BR-M3, BR-R2]

Highveld continues to actively support environmental organisations, including the National Association for Clean Air (NACA), the

Ferro Alloy Producers Association (FAPA) and the Olifants River Forum. 4.13

Highveld holds observer status on the NACA National Committee. NACA is regarded as the prime technical and scientific non-governmental body in the area of air quality management in South Africa. It has more than 500 members, representing companies, consultant firms, local authorities, professionals involved in air quality management and people interested in clean air.

The Corporation is also a member of FAPA, which addresses many of the challenges facing the minerals industry as a result of, amongst others, new legislation, electricity generation constraints, electricity cost increases and the effects of the strengthening local currency.

Highveld also supports the Olifants River Forum initiative, which strives to promote and co-ordinate voluntary co-operation between all parties concerned to improve the conservation and sustainable existence of the Olifants River. Its activities focus on the conservation of the water quality in the Olifants River catchment area to the catchment water quality objectives established by DWA.

Biodiversity restoration EN-P9

The restoration of biodiversity in the area of Highveld's operations is an important element of the Highveld Environmental Management Plan. Steps have been taken to increase the scope and frequency of the Corporation's assessments of the effects its production processes have on biodiversity and to be aligned to the requirements of the National Environmental Management: Biodiversity Act.

A biodiversity plan for the Steelworks is being finalised and biodiversity assessments will commence in 2010.

Highveld aims to extend its biodiversity activities to the eradication of alien invasive plant species. In 2009, it started a project to eradicate pampas grass *(Cortaderia sp)*. Eradication is effected mechanically, biologically and chemically.

Sustainability review continued

Social responsibility



Social responsibility	2009	2008
Projects (Rm)	1.3	3.4

Communities EC1, EC8, BR-M2, CR-M2, CR-R1

The budget constraints imposed to keep Highveld financially viable severely affected the Corporation's community investment programme in 2009. Following wide-spread community support in previous years (R3.4 million was invested in 2008), community support had to be reduced to R1.3 million.

Highveld recognises the need to invest in primary education to ensure the long-term availability of an educated population to drive sustainable economic development.

In line with this national priority, Highveld will focus its future financial support on primary school education.

In addition provision for discretionary donations to local communities has been made as from 2010.

Where appropriate, investments are aligned with the Integrated Development Plans of the relevant district and local councils to ensure that they contribute to community plans for the area's sustainability.

Highveld's Social Responsibility Programme is co-ordinated by the Company Secretary and the General Manager, Human Resources, in association with the Community Liaison Committee and the Donations Committee.

Requests for community assistance, which were not budgeted for, were referred to the CEO, who made donations at his discretion from the CEO's Fund.

Human capital[1.2, TD-R5, ER-P3]

Human capital	2009	2008
Number of employees at year-end *	**2 321**	2 621
Training spend (Rm)	**41.27**	48.79
Training average man-days	**6.53**	11.7
Average training spend per employee (R'000)	**17.78**	18.61
Bursary costs (R'000)	**2 271**	3 068
Gross revenue per man-year (R'000)	**1 828**	3 054

** Excludes temporary contract employees.*

Highveld's prime resource is its employees. It aims, through its Human Resources policy, to be an employer of choice. Appointments are based on candidates' skills, competency, performance and ability to achieve their objectives. Preference is given to people from local communities,[BR-M1] where 100 per cent of the Corporation's senior management resides.[EC7, BR-R1]

Appropriate rewards for excellence, initiatives to nurture talent and efforts to provide a harmonious and co-operative working climate enhance operational performance and act as talent-retention initiatives.

Market salary surveys are conducted to determine the Corporation's competitiveness so as to retain talent.

Remuneration packages include legally mandated benefits. Full-time employees are also entitled to group life insurance, study and dependants' study aid schemes, performance bonus schemes, long-service awards, suggestion schemes, training programmes, employee and health wellness programmes and maternity and paternity leave. These benefits exceed statutory requirements.[LA3, EO-M3, EO-R5]

Employees' retirement benefits are provided through either defined benefit or defined contribution plans.[LA3] Details of the contribution levels, employee participation and employee liability are disclosed in note 26 to the annual financial statements on pages 178 to 180.[EC3]

The minimum wage applicable to Highveld employees is scheduled in the main agreement of the metal industries. At the end of 2009, 1 769 employees, who form part of the bargaining unit, were subject to minimum wage rules. Highveld's entry-level wage exceeds the minimum wage payable within its area of operation by 21.5 per cent.[EC5]

Highveld screens contractors it appoints to ensure that their employees are fairly remunerated.

Sustainability review continued

Human capital[1.2, TD-R5, ER-P3] continued

In remuneration issues, trade unions act on behalf of member employees. The Remuneration and Nominations Committee acts on behalf of those not represented. Consultations and negotiations regarding major operational changes are conducted through trade unions, employee representatives and individual employees, if individually affected. [4.4, ER-P1, ER-M1, ER-R1]

In 2009, employee numbers decreased as a result of the severe decrease in product demand. However, in keeping with the Highveld HR vision, there were no forced retrenchments. Numbers were reduced through voluntary severance packages, early retirements, redundancies and temporary lay-offs. The lay-offs were negotiated in conjunction with the office of the Unemployment Insurance Fund Commissioner. Voluntary severance packages were based on an agreement with the unions and were well in excess of minimum legislative requirements. [ER-R1]

During the period of staff reduction, weekly information sessions were held with union shop stewards, after which communications to staff were issued. [4.16]

Staff assisted the Corporation in its cash preservation drive, by agreeing to receive their 2009 increases quarterly, in arrears.

The incentive bonus scheme was suspended in the first eight months of the year and, in the last four months, no bonus was paid as a result of the low production. [BV-R6]

Trade unions [4.16, LA4]

Wage negotiations with trade unions are conducted every three years. Approximately 60 per cent of Highveld employees are represented by NUMSA and 16 per cent by Solidarity. The General Manager, Human Resources is responsible for negotiating with unions, in consultation with the CEO and line management. [ER-P1, ER-M1, ER-R2]

Security personnel [HR8]

Specialist companies are contracted to provide security services to the Corporation. The contracts include personnel training in accordance with the requirements of the Private Security Industry Regulatory Authority, a statutory body that sets standards for the training and registration of staff. At year-end, 113 contract employees provided security services at Highveld operations (2008: 150 employees).

Career-ending [LA11, ER-R1]

Highveld assists employees to address the challenges of career-ending, through retirement counselling or retrenchment counselling, when required.

Housing [EC1, ER-R4]

Highveld promotes home ownership for staff and negotiates preferential rates for loan finance with major banks.



Analysis of employee profiles and net employment creation 2.8, LA1, LA4, LA7, LA12, TD-M5

At year-end, Highveld employed 2 328 people, of which 164 were apprentices and seven temporary contract employees. The regional breakdown is as follows:

Workforce breakdown and status

Region	eMalahleni	Mapochs Mine	Bedfordview	Total
Workforce breakdown				
Permanent employees (full-time, permanent contract employees)	1 990	163	4	2 157
Apprentices (full-time, fixed term contract)	164	0	0	164
Temporary contract employees (full-time and part-time employees on temporary contract, under supervision)	7	0	0	7
Total employees*	2 161	163	4	2 328
There are no permanent contract employees or self-employed workers at the Corporation				
Independent contractors	Highveld's independent contractor employees increased from around 600 at the beginning of the year to 1 300 by year-end. These include security and canteen personnel, on a continuous basis, and construction and maintenance personnel as required.			
Collective bargaining agreements (CBA) Number of employees covered by CBA	1 627	141	1	1 769
% of total employees covered by CBA	75	87	25	76
Performance appraisal % of total employees who received a formal appraisal and review during year	24	13	75	23

** Excluding Hochvanadium employees.*

Sustainability review continued

Human capital[1.2, TD-R5, ER-P3] continued

Employee profile analysis [2.8, LA1, LA10, LA13, LA14, EO-M1, EO-R1]

	Top management	Senior management	Professionally qualified and middle management	Junior management, supervisors, foremen, super-intendents
African female	0	0	4	11
African male	0	4	43	154
Asian female	0	0	1	1
Asian male	0	1	5	3
Coloured female	0	0	0	1
Coloured male	0	0	4	2
White female	1	3	30	31
White male	2	13	102	134
Disabled female	0	0	0	0
Disabled male	0	0	0	2
Total female	1	3	35	44
Total male	2	18	154	295
Employees by age group				
<30 years	0	1	30	83
30 – 50 years	0	14	125	189
>50 years	2	7	34	67
The ratio of basic salary for women and for men is 1:1 as Highveld's policy does not differentiate between genders				
Training				
Total hours training	0	368	4 928	9 264
Average number of training hours per employee	0	17	26	27
Training by age group				
<30 years	0	1	35	92
30 – 50 years	0	12	128	179
>50 years	2	5	34	53

Skilled technical and academically qualified workers	Semi-skilled and discretionary decision-making	Unskilled and defined decision-making
63	28	34
532	723	111
3	2	0
2	0	1
0	1	0
11	1	0
33	4	4
168	19	22
0	1	0
2	4	0
99	36	38
715	747	134
270	73	147
445	336	24
99	374	1
20 536	24 728	57 328
25	32	333
256	72	200
419	305	39
103	338	34

HDSA 2009


11%
45%
60%
79%
98%

HDSA 2008


10%
44%
62%
77%
96%

■ Management
■ Supervisory
■ Skilled
■ Semi-skilled
■ Women

Sustainability review continued

Human capital[1.2, TD-R5, ER-P3] continued

Movement of employee turnover % [LA2, LA7]

	Region			Gender		Age		
	eMalahleni	Mapochs Mine	Bedford-view	Male	Female	<30	30 – 50	>50
Resignation	120	7	0	112	15	56	68	3
Death	21	1	0	21	1	1	7	14
Dismissal	29	7	0	36	0	10	17	9
Retirement	68	3	1	67	5	1	3	68
Redundancy	108	9	0	104	13	7	61	49
Early retirement redundancy	35	2	0	36	1	0	0	37
Percentage turnover of employees (%)	13.56	8.64	20.69	13.31	12.82	17.31	13.08	9.73

Human rights

Highveld has entrenched the value of human rights in its policies, procedures and way of conducting business.

Employees may join a trade union. The interests of agency shop employees, people who choose not to belong to a trade union, are also represented by shop stewards. Employee rights to exercise freedom of association or collective bargaining are not at risk.[HR5, ER-M1]

Employees are protected against all forms of discrimination. [EO-P3,EO-R4] Highveld's well-structured and uniformly applied grievance and disciplinary procedure is communicated to all employees at induction and all employees have access to it.[HR3, ER-P2,ER-P3,ER-R3] All allegations of discrimination reported are investigated and acted on according to the outcome of the investigation. No incidents of discrimination or incidents involving indigenous rights amongst Highveld employees and communities within its area of operation were reported in 2009. [HR4, HR9, ER-M2]

The use of child (people under the age of 15) or young (under the age of 18) labour is prohibited by the Highveld employment policy.[HR6] Highveld does not subscribe to forced or compulsory labour by holding employees' identity documents or deposits or by threat of firing them. Working hours are contractually agreed upon, on engagement. Due to the nature of its operations, Highveld employees are subject to fixed working hours. Monitoring mechanisms ensure that excessive overtime hours are restricted and maintained within legislative boundaries. Overtime is paid uniformly as per employment agreements. [HR7]

Employment equity [LA11]

Transformation forms a cornerstone of Highveld's objective to be a sustainable and socially responsible organisation. This commitment is entrenched in its mandate. However, it remains difficult to meet transformation targets in the senior management and supervisory levels due to the shortage of skills in this sector of the economy. Strong competition between organisations to attract senior people adds to the frustration of achieving the desired level of participation from the designated group. The situation is further aggravated by the slump in the steel industry, which caused Highveld to lose people to the coal industry in the area, which was less affected by the economic downturn.

Steps to support the Corporation's transformation drive include:

- Giving preference to promotions from within the Corporation.
- Training employees at all levels to advance their promotion opportunities.
- Paying a retention premium to qualifying employees who agree to stay with the Corporation for a fixed period of time.
- Implementing succession planning and talent development programmes.
- Implementing an integrated transformation action plan to improve the BEE Scorecard rating.

Transformation targets[1,2, BE-M1,BE-R1,EO-M2,EO-M4,EO-R2,EO-R6]

	Target %	Actual HDSA %	Blacks %
Management			
2009	**42**	**45**	**29**
2008	42	44	30
Supervisory			
2009	**70**	**60**	**51**
2008	70	62	52
Skilled			
2009	**70**	**79**	**75**
2008	70	77	72
Semi-skilled			
2009	**67**	**98**	**99**
2008	67	96	96
Women			
2009	**16**	**11**	**6**
2008	16	10	6

Sustainability review continued

Human capital[1.2, TD-R5, ER-P3] continued

Skills development[LA11, TD-P2, TD-M1 to TD-M4, TD-R2 to TD-R4]

	2009		2008	
	Actual	Target	Actual	Target
Training spend (Rm)	**41.27**	**48.00**	48.79	46.10
Training average man-days	**6.53**	**15.00**	11.70	15.00
Average training spend per employee (R'000)	**17.78**	**12.00**	18.61	11.90

Significant investments in training and development of employees and potential employees to address the challenges posed by the national skills shortage remains a focus of Highveld. These investments are in the form of apprentice training and bursaries and assistance to students from universities of technology, graduate engineers and junior technicians who both require a period of training. Trainees and employees are also given the opportunity to develop to their full potential through focused training programmes, management development programmes, mentorship and fast-tracking.

Apprenticeships

The Highveld Training Centre provides apprenticeship training and continues to set admirable standards as a MERSETA accredited apprentice training centre. The centre is authorised to test both internal and external candidates and award qualifications based on it having been awarded Top Training company status, which status resulted in the automatic qualification for a two-year discretionary grant of R17 million in 2009.

At the end of the year, 212 apprentices were enrolled for various trades, such as instrumentation, rigging, millwrighting, fitting and fitting and turning, boilermaking, and electrical and earth-moving equipment mechanics.

Training is conducted by eight full-time engineering instructors, in seven workshops. Apprentices are trained for six months, after which they are assigned to a division for practical experience. At the end of the practical training phase of at least 80 weeks, the apprentices may apply to write the internationally recognised trade test at a MERSETA accredited trade test centre.

In terms of the Skills Development Act, Highveld encourages employees to undergo Recognition of Prior Learning trade tests. This gives someone who has been exposed to a certain skill the opportunity to formally qualify as an artisan in that trade. Assistance from the Corporation includes preparing employees for trade tests, after which they are assigned to a division for practical experience.

Sixty Highveld apprentices form part of the Accelerated Artisan Training Programme. This

MERSETA programme provides for the identification of apprentices whose training can be fast-tracked to facilitate in addressing the national skills shortage.

Mentoring

Improved apprentice training outcomes are facilitated by mentoring processes. Mechanicians assist apprentices during their practical experience periods and co-ordinate monthly reports to the Training Centre. The monthly reports, which include feedback from the managers to whom the apprentices report, assist training centre staff in addressing shortcomings in the training programme.

Multi-skilling

Highveld supports employees' applications for internal training in additional skills based on operational requirements.

Students and technicians

The Organisational Development function is responsible for sourcing staff from schools, universities and universities of technology.

Highveld's bursary scheme, which sponsors 20 bursars, includes a foundation-year sponsorship at a university, notably for promising candidates from previously disadvantaged communities, to ensure that they enter the tertiary institution on par with other students. BE-M4

Students who are enrolled at universities of technology are employed at Highveld for their experiential exposure. These students include engineers in training, who require a period of formal and informal training at Highveld in order for them to increase their competency and register as professional engineers, and junior technicians who have a national diploma in engineering or a BTech degree and require a further period of informal training and mentorship.

Highveld gave 25 university of technology students the opportunity to gain the practical experience they require to complete their national diplomas.

	Male		Female	
	White	Black	White	Black
Engineers in training	6	2	–	–
University bursars	4	6	6	4
Junior technicians	1	22	–	2
University of technology students	5	14	–	6
Apprentices	33	137	2	40

Some 83 per cent of students are from the designated group, 21 per cent are female, 80 per cent are black and 18 per cent are black females. BE-M4, BE-R4, ED-R5

Sustainability review continued
Operations

Mapochs Mine

Mapochs Mine supplies lumpy titaniferous magnetite ore to the Highveld Steelworks and ore fines to VWP. Production of lumpy and fines ore for the year totalled 1.847 million tons (2008: 2.121 million tons).

The Corporation has lodged its application for the conversion of the mine's old order mining rights to new order rights, to ensure that the mine does not lose the rights to the minerals.

Independent reserves and resources review

In 2009 the Corporation again contracted independent consultant, Venmyn Rand (Proprietary) Limited, to prepare a mineral reserves and mineral resources statement for Mapochs Mine. The total mineral reserves and the total mineral resources are provided in the directors' report on pages 132 to 137.

The report of the consultants is in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, as compiled by the South African Mineral Asset Valuation Committee in 2001 and amended in 2007.

The report contains the following information:

Location of Mapochs Mine[EN15]

Mapochs Mine is situated near Roossenekal in the Limpopo Province, approximately 140 km north-east of eMalahleni. The region is highly accessible, with a network of roads and railway connections, as well as a number of small airports.


LOCATION OF MAPOCHS MINE
Nebo
Marble Hall
N
MAPOCHS MINE
Groblersdal
Roossenekal
Dullstroom
Loskop Dam
VANCHEM
Middelburg
Witbank
To Highveld Steel
SCALE
0
30 km
LEGEND:
Road
Railway
River
Town
Powerline
Mining Lease Area

Geological setting and production

The ore body lies in two strips, with the top seam close to the surface and about 300 mm thick. The main seams consist of two layers, 2 m to 3 m thick in total, separated by a shallow layer of waste. Surface, strip and pit mining methods have been used since mining operations began in 1968.

The ore is crushed, washed and screened at the mine and transported to the Steelworks. The fines from the crushing operation are treated in a magnetic separation plant and transported to VWP. A summary of production for the current and previous year is as follows:

Production statistics[2.8]	2009	2008
Run of mine ('000 tons)	**2 176**	2 458
Lumpy ore ('000 tons)	**1 357**	1 557
Fines ('000 tons)	**490**	564
Fe content (%)	**53.78**	53.17
V_2O_5 content (%)	**1.56**	1.54



Mineral rights

The mineral rights for Mapochs Mine were awarded to Highveld on 9 January 1998. A mining authorisation for Mapochs Mine was issued by the DME under reference number ML 1/98 for titaniferous magnetite ore. In terms of the Minerals and Petroleum Resources Development Act (MPRDA), the rights covered by the mining authorisation are used old order rights, and Highveld has exercised its exclusive right to apply for conversion to new order mining rights. Highveld lodged the application for the allocation of new order mining rights for a period of 30 years and for ministerial consent in terms of Section 11 of the MPRDA for the transfer of the new mining rights to Mapochs Mine (Proprietary) Limited, a subsidiary of Highveld.

Mineral reserves

During 2008, in conjunction with its mining rights conversion, the Corporation commissioned a resource development strategy to enhance the mineral reserve for current mining operations at Mapochs Mine and a conceptual design for the future mining of the underground mineral resource.

The 2008 research was conducted by Venmyn and Sound Mining Solutions (Proprietary) Limited. The research found mineral reserves to be 33.4 Mt. In the 2009 report mineral reserves are stated at 32.95 Mt. The mineral reserves support life of mine to be 30 years, of which approximately 14 years are surface mining operations.

In calculating the mineral reserves and resources, an average density or SG of 4.82 m^3 was used and a volumetric stripping ratio of 13:1 was applied. The results were based on 48 drill holes, which confirmed average thicknesses for the rubble ore, pavement ore and seam ore.

Development strategy

The Mapochs Mine development strategy proposes three phases:

Phase 1 will focus on rubble ore and pavement ore, which currently constitute the major ore types which are subject to the current mining operations at the mine. This will include 40 km of walked lines for surface ore followed by hand digging of exploration holes and lastly digging of trenches across the rubble and pavement intersection.

Sustainability review continued

Operations continued



Phase 2 will involve drilling to confirm the position of the 32 m highwall in the central portion of Mapochs Mine. The central portion is divided into northern, central and southern sections. The borehole locations will be adjusted as work progresses.

Phase 3 will involve borehole drilling for underground mining. It is envisaged that boreholes will be drilled near the portal of two envisaged declined systems to be developed for accessing the underground ore reserves.

Environmental management

Mapochs Mine is committed to responsible environmental management and continually rehabilitates the areas affected by mining activities.

SHEQ management

In addition to legally prescribed requirements, Mapochs Mine implements a wide range of projects and initiatives to ensure the sustainability of the mine and the community in which it operates. This also includes certification to OHSAS 18001.

Safety[1,2, LA9, HS-M1]

Mapochs Mine complies with the requirements of the Mine Health and Safety Act, 1996, in terms of which the following occupational injury statistics are of importance:

	2009	2008	2007
Lost-time injuries	**2**	0	1
Lost-time injury frequency rate	**0.39**	0.00	0.22
Number of employees at year-end	**163**	180	168

Health[1,2, LA8, LA9, HS-M3, HS-M4, HS-R4]

The Mapochs Mine clinic is staffed by a nursing sister, and a general practitioner consults patients on a weekly basis.

Annual occupational health reports are compiled by the occupational medical practitioner when he conducts occupational medical examinations. These examinations are required by law, and the following statistics confirm management's objective to ensure that employees are fit to perform the duties required in their respective positions:

- Initial examinations 301
- Periodical examinations 173
- Exit examinations 32

The examinations take into consideration medical and occupational history and includes large chest X-rays, lung function testing, audiometric and vision screening, urine testing and physical examinations, including height, weight and blood pressure.

Contractors are also encouraged to utilise the occupational health facilities, for whom four examinations were performed.

No Mapochs Mine employee was found to be suffering from any of the occupational diseases reflected in Schedule 3 of the Compensation for Occupational Injuries and Diseases Act, 1993, nor from diseases listed in the Occupational Diseases in Mines and Works Act, 1973.

Steps taken to ensure a healthy workforce include worker education, the use of personal protective equipment and the focus of the occupational health programme on the prevention and early treatment of occupational diseases.

Health-related training initiatives included:

- First-aid training (attended by 32 employees), and
- Safety induction training, including behaviour-based safety training (141 employees and 369 contractor employees).

Environment[EN-P5, EN-R2]

Water and waste management[EN-P9]

In 2009, Mapochs Mine submitted water use registrations pertaining to waste-related water usage as required by the National Water Act to DWA.

A notice of intent to issue a directive regarding Mapochs Mine's water use licence was received in 2009.[EN28, EN-R6]

This was immediately addressed by submitting its Integrated Water Use Licence (IWUL) application and an Integrated Water and Waste Management Plan (IWWMP), which addresses all major environmental concerns as a result of mining operations. Continuous communication with the DWA takes place to ensure all concerns of the DWA are sufficiently addressed.

Mapochs Mine is self sufficient in terms of its water requirements. Water is sourced from three open-cast voids and a return water dam facility. At this stage, no water is sourced from the 639 000 m^3 dam on the mine property.

A water monitoring programme for surface and groundwater monitoring was developed in 2009. The surface water monitoring points have been identified as part of the IWWMP. The water monitoring programme, to monitor the impact of mining operations on the aquatic ecological system, will be fully implemented during 2010.[EN-P4]

In 2010, an integrated waste management system, which documents and monitors the life cycle of waste handling and disposal, will be implemented. Investigations into ways to improve the material handling and disposal and the design of the silt paddocks were initiated in 2009.[EN-P4]

Sustainability review continued
Operations continued

Atmospheric emissions [EN-P9]
There are no significant atmospheric emissions as a result of mining operations.[EN-P4] However, a particulate (dust) monitoring programme will be implemented in 2010.

Biodiversity conservation[EN15, EN-P9]
A biodiversity plan has been compiled for Mapochs Mine. It is aimed at conserving and contributing to the biodiversity in the mine's area of operations, and it takes into consideration the requirements of the Mpumalanga Biodiversity Conservation Plan and the National Environmental Management: Biodiversity Act.

Mapochs Mine disturbs approximately 65 hectares of land a year. In 2009, 48 hectares were revegetated, but there is a rehabilitation backlog of 320 hectares. To address this challenge, the mine has moved from contractors to an internal unit, although planting is still performed by a contractor team. The rehabilitated area is assessed by an independent environmental consultant, Golder Associates Africa (Proprietary) Limited, based in Gauteng. In 2010 the mine is targeting the rehabilitation of all newly disturbed areas together with 65 hectares of the rehabilitation backlog.[EN13]

The biodiversity plan includes the identification and reallocation of plant species listed on the International Union for Conservation of Nature (IUCN) Red List, commencing in 2010.

A rehabilitation programme has commenced and the following grass and tree species are being used:

Grass species	Common name
Cynodon dactylon	Couch grass
Medicago spp	Lucerne grass
Panicum spp	White buffalo grass
Eragrostis tef	Teff
Eragrostis curvula	Weeping love grass
Aloe species	**Common name**
Aloe marlothii	Mountain aloe
Aloe maculata	Common soap aloe
Aloe zebrina	Zebra spotted aloe
Aloe greatheadi var/davyana	Davyana
Aloe reitzii	Reitzii's aloe
Tree species	**Common name**
Acacia tortillis	Umbrella thorn
Acacia caffra	Common hook thorn
Ziziphus mucronata	Buffalo thorn
Cussonia paniculata	Mountain cabbage
Peltophorum africanum	Weeping wattle
Acacia sieberiana var woodii	Paperbark thorn
Rhus leptodictya	Mountain karee
Rhus lancea	Karee
Dombeya rotundifolia	Wild pear
Acacia karroo	Sweet thorn
Combretum erythrophyllum	River bushwillow
Celtis africana	White stinkwood

Social responsibility[BR-M2, CR-M1, CR-M2, CR-R1, CR-R2]
Mapochs Mine has identified several projects to support the community in and around Roossenekal. As is the case with all Highveld community initiatives, the plans are compiled in partnership with local authorities and other stakeholders, and aligned to the municipal Integrated Development Plan.[CR-M3, SE-M1]

These projects comprise a housing project and five Local Economic Development (LED) projects which form part of the Mapochs Mine Social and Labour Plan (SLP). The SLP was compiled by the Corporation as a prerequisite for the conversion of the old order mining rights to new order mining rights. The budget for the projects is approximately R60 million over five years. Although work on some of the projects has commenced, the 2009 cash preservation drive saw most activities being postponed to 2010.

Housing project[EC1]

Mapochs Mine has launched an ambitious project to provide adequate and accessible housing to Mapochs Mine employees.
The project, which will cost R30 million over five years, will greatly improve their standard of living. The project complies with the DMR requirements of abolishing the hostel system of accommodation and supports Government's efforts to eradicate squatter settlements.

The first phase provides for eight houses, which have already been built. Finishings will be completed early in 2010. Employees will have first option to buy or rent units, after which community members will be given the opportunity to rent. Infrastructure such as water, electricity and sewerage is supplied.

The LED projects are as follows:

Integrated township planning[EC8]

In partnership with the Elias Motsoaledi Local Municipality, Mapochs Mine will manage or monitor a township development plan, from assessment to formulation. At this stage, development in the town is performed on an ad hoc basis. The envisaged plan will provide a structure for development and ensure that the infrastructure meets development needs and attracts investment into the area. R1 million is budgeted for the project.

Ambulance services[EC8]

Mapochs Mine has initiated a R1 million project to provide ambulance facilities and services to the town, to improve the response time to accidents and medical emergencies and reduce the incidence of death or trauma as a result of a lack of emergency medical services.

Sustainability review continued

Operations continued



Horticultural and livelihoods[EC8]

The two main economic activities in the Roossenekal area are mining and agriculture. In order to boost non-mining activities, Mapochs Mine is in the process of initiating a small-scale horticultural venture with HDSAs. The project will focus on empowering and training community members to grow vegetables.

This project aims to provide realistic and alternative livelihood opportunities for employees and community members, which will also improve community access to nutrition.

Ultimately, the migration from subsistence to commercial farming will be promoted and supported.

The project budget is R3.2 million.

Chicken broilers and abattoir[EC8]

Another significant non-mining project is a chicken broiler and abattoir project, which is being undertaken in partnership with Greater Tubatse Local Municipality and the Department of Agriculture, at the Ga-Makau village in the municipal area. The project will expand the Ratanang Makua poultry project, which was started in 1989 by a group of ten women. Ratanang Makua rears day-old chickens and sells them to local markets, households and hawkers.

In the first phase of the project, the existing chicken broiler houses will be expanded and new ones built. Phase two will comprise the development of a chicken abattoir, pending a feasibility study. The total partnership budget is R3 million.

Adult Basic Education and Training Programme (ABET)[TD-P2, TD-M2, TD-R3]

An ABET project has been established. It targets and prioritises the participation of appropriate employees to increase the levels of literacy in the area and to improve employees' prospects for promotions within the organisation.

Management will ensure that employees who qualify for enrolment are provided with the opportunity to attend the courses, including arrangements such as providing transport where required. Employees will be individually assessed to determine their initial and aspired level of education.

Members of the communities in the area of operations will also be given the opportunity to enrol for ABET courses.

Human capital

In line with Highveld policy, Mapochs Mine regards its employees as a primary asset. Staff's rights are entrenched in a collective agreement with the representative trade unions.[ER-M1]

Mapochs Mine employed 162 full-time employees and 350 individuals from 16 contractor companies on 31 December 2009. Initiatives to increase the number of employees and to reduce contractor numbers, have been initiated.

Steelworks

The Steelworks comprises the Iron Plant, Steel Plant, Steel Mills and supporting services, such as Engineering, Transport and Risk Control.

Iron Plant

At the Iron Plant, lumpy ore >6 mm, supplied by Mapochs Mine, is processed to pig iron and vanadium slag.

The systematic introduction of open slag bath technology is expected to positively influence the output and cost structure of ironmaking.

Steel Plant

At the Steel Plant, iron is converted into blooms, billets and slabs.

Flat Products Mill

Slabs are rolled into coil and plate at the Flat Products Mill.

Structural Mill

Blooms and billets are rolled into structural sections at the Structural Mill.

A full description of the products, their industry usage and the markets that they are distributed to are detailed on pages 16 and 17.

Safety[LA8, LA9]

The Steelworks safety management system is based on the OHSAS 18001 system. The prominence given to the safety of employees is evident from a wide range of initiatives, which include:

- Membership of the HOTTO Club, which is earned when people prevent an injury by wearing personal protective equipment.
- A Visible-felt Leadership programme, in which members of management observe and correct the behaviour of employees who work unsafely and prevent unsafe conditions from developing.
- Continuous safety awareness through HOTTO Newsflashes and Safety Flashes and posters, which are distributed electronically and posted on notice boards, and prominently displayed safety statistics at vehicle entrances to operations. These boards display a new safety awareness message each week.
- The Near-hit Competition, which rewards employees or teams, from each division, for the most commendable incident-prevention steps taken.

Sustainability review continued

Operations continued

Twenty HOTTO Newsflashes were distributed to all employees during the course of the year. The newsflashes addressed safety successes, threats and incidents. Threats addressed in 2009 included meningitis, swine flu, pedestrian crossings and walk-ways, safety eye-wear and eye injuries.

Sixteen Safety Flashes kept all employees updated on safety statistics, based on the key lost-time injury safety measure and serious injuries and life-threatening incidents that occurred within the industry. Incidents and corrective measures which would avoid repetition are detailed.

Two safety campaigns were conducted during the year, namely on the use of correct eye-wear protection and the safe use of machinery.

Divisional Near-hit winners are rewarded on a monthly basis, and at year-end an overall winner is selected by a selection committee. During 2009, employees submitted 1 217 near-hit reports.

Congratulations to the 2009 winner, Nataleé Colledge, SHEQ Co-ordinator and Risk Control Officer at the Steel Plant, who reported that an incorrect procedure had caused a scrap pan to prematurely discard its load. Fortunately, no one was injured.

Health[1.2, HS-M3, HS-R3]

The Highveld clinic at the Steelworks is comprehensively equipped, has radiology and emergency facilities and is staffed by eight people, overseen by an occupational health medical practitioner. The clinic was redesigned in 2009, to provide better patient flow and increased patient privacy.

The emergency facilities at the Highveld clinic include a burn- and wound-dressing room, two consultation rooms and a trauma unit, where patients are treated before being transferred to hospital, should it be required.

During the year, 191 injury-on-duty cases were treated and 265 medical consultations conducted. Injuries on duty ranged from thermal and chemical burns, multiple fractures and lacerations to foreign bodies in the eye.

Medical cases included asthma, pneumonia, hyper- and hypo-glycaemia and infections.

The safety and health division is vigilant to any increase in injuries and conducted two safety awareness campaigns on the use of correct eye-wear protection and the safe use of machinery.[HS-M2, HS-R5]

The eye-wear campaign contributed to reducing the incidence of foreign bodies in the eye from 112 in 2008 to 71 in 2009, as a result of the use of the correct type of eye-wear.

The Highveld fire and emergency service is manned by professional firefighters and paramedics, 24 hours a day. Emergency equipment includes an extensively equipped fire engine and two ambulances. On-site firefighting equipment includes 2 084 fire extinguishers, 108 fire hydrants and 207 hose reels.



Environment[EN28, EN-P5, EN-P9]

The Steelworks is ISO 14001 certified, to the 2004 standard.[4.12] The certification was retained following an audit conducted in 2009.

In the period under review, there were no incidents that resulted in Highveld being fined for the transgression of international declarations, conventions or treaties, nor national and regional legislation in terms of environmental matters.

Atmospheric emissions[EN20, EN-R2, EN-R3]

The Steelworks operates in one of the air quality priority areas identified by DEA in terms of the NEM: AQA. Priority area designation has been introduced as part of Air Quality Management in South Africa. The Highveld Priority Area comprises an area of 31 106 km^2, from the eastern parts of Gauteng to Middelburg in Mpumalanga, which is plagued by low-hanging smoke in the winter months resulting in poor air quality and health risks. Authorities, non-government organisations, industries and communities in each of these areas jointly develop a Priority Area Air Quality Management Plan. Air quality in the area is monitored by a number of ambient air quality monitoring stations provided by DEA and MDARDLA.

The Corporation fully supports the initiatives and projects which have been launched and planned since the priority area designation came into effect in November 2007.

Projects related to the priority area requirements include kiln maintenance, kiln combustion optimisation, furnace scrubbing maintenance, primary pollution abatement equipment maintenance, emission improvement strategy and emission monitoring projects.

Historical isokinetic testing results provided a basis for estimating significant air emissions as follows:

Type of air emission	Tons
NO_x	1 537.4
SO_x	18 398.1
Particulate matter	13 795.0

NO_x and SO_x exclude the Steel Plant shaking ladle, fugitives and emission data from the mills.

Particulate matter excludes roads and stockpiles, fugitives and emission data from the mills.

Sustainability review continued
Operations continued

In 2010 the air quality impact assessment will be revised for the Steelworks in order to update the Air Quality Management Plan and the Emission Inventory.

Emission control systems[1.2, EN-R5]

The successful management of atmospheric emissions from the steel manufacturing process hinges on process stability and the effectiveness and availability of pollution abatement equipment. Process stability is influenced by consistency and the quality of raw materials.

Availability, or up-time, of pollution abatement equipment is prescribed by law to be at least 96 per cent. In 2009, Iron Plant 1 and 2 achieved a combined 86 per cent availability.[EN-P3, EN-R4]

The environmental department improved the dust fall-out monitoring process and infrastructure equipment, to more accurately monitor dust fall-out both inside and outside the Steelworks boundaries. Emission limits are set and measured against the existing Atmospheric Pollution Prevention Act (APPA) certificates, SABS Codes of Practice and NEM: AQA. It is expected that APPA will be repealed by NEM: AQA, which contains industry- and process-specific limits. These stringent limits will be phased in over time, and Highveld is already developing an emission abatement plan.

At the **Steelworks**, dust fall-out remains an environmental management priority. Highveld's environmental activities are based on continuously reviewed dust fall-out monitoring programmes. In addition, its air dispersion modelling is reviewed on an annual basis.

In 2010, Highveld will finalise its investigations into establishing an ambient air quality monitoring station, which will provide accurate and site specific ambient air quality data. This will facilitate Highveld's emission improvement strategy and can also provide valuable information for projects such as the Priority Area Initiative.

The Steelworks received its updated APPA Registration Certificate for Scheduled Processes required by APPA in January 2010. This follows the review of all certificates issued by the previous Department of Environmental Affairs and Tourism in terms of APPA for conversion into an integrated APPA Registration Certificate.

In the **Iron Plant**, titaniferous magnetite ore from Mapochs Mine is pre-reduced in 13 rotary kilns, and final reduction to liquid iron takes place in seven submerged arc furnaces. Atmospheric emissions in the Iron Plant, mainly coal dust, are controlled with various electrostatic precipitators and Venturi scrubbers. Emission control equipment is continuously refurbished.

In 2009, trials with an alternative burner in Kiln 9 yielded positive results in terms of both kiln operation and a reduction in emissions. Further tests with improved automation and on-line continuous monitoring equipment should improve the result.

Highveld is positive that its current process and equipment upgrades, investigations and process



optimisation will enable it to meet the requirements of NEM:AQA.

Trials with chemicals to further improve dust suppression are being conducted.

Energy management[1.2, EN5, EN-P3, EN-R3]

The iron and steel production process is energy intensive, to such an extent that power is the highest input cost at the Steelworks. Electricity accounts for a significant percentage of the energy requirements, and the already announced increases in electricity tariffs have resulted in a renewed focus on energy consumption.

Energy consumption is measured in gigajoule (GJ) per ton of steel produced. In 2003, when energy consumption was 49.06 GJ/ton, a ten-year energy reduction target of 11.74 per cent was set. (The 2003 consumption has been restated to include internally sourced energy, in line with the current measurement method.)

In 2009, the Steelworks consumed 47.468 GJ/ton, achieving its target of 47.47 GJ/ton. This target was unchanged from 2008 (and was not 46.25 GJ/ton as published in the 2008 review).[EN-R4]

Energy consumption is most effective when the Steelworks is running at increased capacity. However, the 2009 per-ton consumption was positively influenced by the switching off of four furnaces and an increased demand for slabs, which requires less energy because slabs are not milled.

The energy consumption target for 2010 is 47.0 GJ/ton.

It is expected that the replacement of submerged arc furnaces with open slag bath furnaces will begin to indirectly contribute towards greater energy efficiency in 2010. An open slag bath furnace uses approximately 20 per cent less coal than a submerged arc furnace, and requires less electrode paste. However, these advantages can only be realised by achieving an optimum raw materials mix, and Steelworks management is confident that its trials in this regard will yield the desired results shortly.

The Steelworks aims to reduce the electricity consumption in the electrical arc furnaces by increasing the reduction efficiency of rotary kilns. The viability of this project will be researched in 2010.[BV-R4]

Sustainability review continued

Operations continued

The Highveld kiln co-generation project, to establish infrastructure that harnesses the heat in the kiln towers to generate electricity, was not actively pursued in 2009, due to the Corporation's cash preservation drive. Although this project will significantly improve energy efficiency and reduce Highveld's dependence on the national grid, it requires extensive research into available technology and major capital investment.

A cash preservation initiative that impacted positively on the cost of electricity in 2009 was load-shifting, a process negotiated with the electricity supplier to use power in off-peak rather than peak periods.

Steelworks breakdown of energy consumption GJ/ton

	2009	2008
Electricity	**7.951**	7.941
Gas (externally sourced)	**3.794**	3.803
Oxygen	**0.721**	0.720
Diesel fuel	**0.070**	0.107
Metallurgical coal	**24.346**	26.280
Duff coal	**7.955**	7.381
Total energy	**44.837**	46.232

Water and waste management[1.2, EN-P3, EN-R2 to EN-R4]

The steel production process requires large quantities of water for cooling purposes. In 2009, Steelworks targeted water consumption of 7.221 m^3/ton (this target figure has been restated from 7.01 m^3/ton published in the 2008 review) steel manufactured. The actual consumption was 7.862 m^3/ton.

Highveld's water consumption does not have a significant impact on the availability of water in the areas of its operations. At the Steelworks, water is drawn from the Witbank Dam, the municipal water source, which has a capacity of 104 million m^3.[EN9]

In 2009, Steelworks drew approximately 5.409 million m^3 from the Witbank Dam. This compares well with the 5.498 million m^3 consumption in 2008 (this figure has been restated from 4.4 million m^3 published in the 2008 review).[EN8]

Water conservation efforts at the Steelworks include recirculating approximately 4 million m^3 of process water through a dedicated process water system. The recirculated water accounts for 74 per cent of the total water withdrawn.[EN10]

In 2009, unplanned stormwater and process water run-off from the Steelworks process water system as a result of above average rainfall was reported to DWA. The management of run-off water has been identified as one of the priority areas in the IWWMP, in order to prevent the possibility that it could influence aquatic life in the Grootspruit area.



As soon as the DWA has finalised the water quality objectives and the reserve determination for the Grootspruit catchment area, Highveld will be able to determine whether or not an average 5 per cent of the annual average volume of the water body is accounted for by the discharge.[EN25]

An efficient water-monitoring programme, for ground and surface water, has been developed and implemented as part of the objective to continuously improve the monitoring and reporting framework. It incorporates quality assurance and quality control measures.

The Steelworks submitted registration related documents pertaining to its waste related water uses to the DWA.

Waste management[EN22, EN-R3, EN-R5]

In 2009, Highveld developed an integrated industrial waste management plan, to manage the disposal of industrial solid and process waste in terms of the National Environmental Management: Waste Act (NEM: WA), which was promulgated in 2009. The plan addresses the management of industrial solid waste (hazardous), of industrial solid waste (non-hazardous) and of industrial process waste.

Hazardous waste is classified in terms of minimum requirements for the handling, classification and disposal of hazardous waste at various permitted hazardous waste facilities. A certificate is issued to confirm safe disposal, and Highveld maintains a complete record of the life-cycle trial in conjunction with the hazardous waste transporter.[EN24]

Sustainability review continued

Operations continued

The non-recycled or recovered waste generated by the Steelworks is detailed by type and disposal method as follows:

Type of waste	2009 Total tons disposed of	% of waste stream	Disposal method	Party who disposed waste
Industrial solid waste (hazardous)	443.94	0.03	Landfill	External waste transportation company to an appropriate hazardous landfill site (GLB+/H:H)
Industrial solid waste (non-hazardous)	347.65	0.02	Landfill	External waste transportation company to an appropriate general waste landfill site
Industrial process waste (hazardous)	1 584 051.48	99.95	Dedicated disposal site – on site	Highveld
Total	1 584 843.07	100		

Recycled and recovered industrial solid waste is detailed below:

Type of waste	2009 Total tons disposed of	% of waste stream	Disposal method	Party who disposed waste
Used oil (hazardous)	110.01	49.19	Recycled	External oil recycling company
Used drums (hazardous and non-hazardous)	21.35	9.55	Re-used and recycled	External drum reclamation company
Paper (non-hazardous)	6.5	2.91	Recycled	External paper recycling company
Tyres (non-hazardous)	85.7	38.35	Re-used and recovered	External tyre reclamation company
Total	223.65	100		

In 2009, a polychlorinated biphenyls (PCBs) phase out plan was submitted to the DEA and the phasing out of oil containing PCBs commenced, which are still used in a few older transformers at the Steelworks. PCBs were widely used for many applications, especially as dielectric fluids in transformers and capacitors and coolants. However, due to their toxicity and classification as persistent organic pollutants, PCB production was banned by the Stockholm Convention on Persistent Organic Pollutants in 2001.

A stockpile abatement plan, which is required by law in terms of the Environment Conservation Act, has been submitted to DEA.

The current IWUL was rejected by DWA because the application did not fully comply with the provisions of Section 27 of the National Water Act. Highveld did not fully comply with the provision of Section 27 of the Act, which refers to the redressing of the results of past racial and gender discrimination. Highveld lodged an appeal to the Water Tribunal, and its outcome is awaited.

Highveld is investigating a sustainable, appropriate dust suppressant to use on the Corporation's haulage roads.

IWWMP

The Steelworks reviews its IWWMP and related impact studies annually. The 2009 review of the various activities in the plan will be finalised early in 2010, after which the activities will be scoped, prioritised and implemented.

Calcine waste disposal facility

In terms of the 2008 Vanchem divestment agreement, Highveld retains ownership and environmental responsibility for the Vanchem calcine waste disposal site. Vanchem may continue with waste disposal at the site until a new site has been completed. Construction should commence in 2010, following completion of the legal requirements.

The scoping phase for the Environmental Impact Assessment (EIA) for the closure and capping of the site has been completed. An EIA report has been drafted. Stakeholders contributed to the scoping report, and will be consulted when the report is finalised. The process to obtain a waste licence for the facility has commenced.[SE-M1]

During 2009, Highveld established the borehole infrastructure adjacent to the site, in order to monitor the quality of groundwater, which ultimately drains into the Brugspruit River. A surface water monitoring programme to monitor the impact of the site on the aquatic environment will be implemented in 2010.[E-P1]

Quality

The Steelworks quality management is based on the ISO 9001 system, which forms part of the ISO 9000 family of quality management standards and guidelines for quality in the manufacturing and service industries. The Corporation retained its certification in 2009.[4.12]

Sustainability review continued
Operations continued



Customer focus, privacy and product advertising[BV-M4]

Highveld supports a free-market approach in its marketing. No appeals or objections to anti-trust and monopolistic practices were lodged during the course of 2009. Highveld does not participate, formally, through association or lobbying, in organised or co-ordinated activities to affect Government policy formulation.[SO5]

The Corporation also does not support a specific political party, neither in policy nor in kind.[SO6, CE-R7]

Highveld regards customer satisfaction as a core element in achieving its objective of being a leading steel supplier locally and abroad. Customers are continuously consulted to ensure that products are developed and delivered to their requirements. Customers' evaluation of Highveld's service and products are monitored through written evaluations, personal interviews, focus group meetings and web-based surveys. Customers are encouraged, both during interaction with Highveld staff and through e-mail requests, to complete the on-line surveys. The surveys have been compiled according to the specific area of the customer's contact with the Corporation, such as the order services or marketing departments. The results from all monitoring channels are tabulated, analysed and acted on internally. Results from the current year's surveys, covering 100 per cent of Highveld's customer base, with an 81 per cent response rate, indicated a high level of customer satisfaction with no material issues being identified. They also form the basis for focused communication with customers.[4.16, 4.14, PR5]

Customer privacy forms an integral element of customer relationship management. No customer information is divulged to a third party and customers access their own details and product order status through a secure website. No complaints regarding breaches to customer privacy were received in 2009.[PR8]

Highveld products are sold to niche markets and industry segments.

Marketing activities are complemented by product advertisements in a trade magazine which complies with the Southern African Institute of Steel Construction Code of Ethics. Marketing communication adheres to the Code of the Direct Marketing Association of South Africa.[PR6]

No advertising or marketing guidelines have been breached[PR7] and no fines were imposed for non-compliance with laws and regulations with respect to marketing communication.[PR9, GG-R1] None of the Corporation's products are banned in markets or are subject to stakeholder questions or public debate.[PR6, SE-M1]

Product recycling[PR3, EN27]

While steel is reclaimable at the end of its lifecycle, vanadium slag is processed into a variety of products, some of which do not allow for the reclamation of vanadium. As the world's most recycled product, steel is reclaimed through a global network of scrap merchants that procure and market scrap steel.

Key raw materials and energy[EN1, EN2, EN3]

Key raw material volumes		2009	2008
Iron ore	'000 tons	**2 176**	2 121
Metallurgical coal	'000 tons	**633**	737
Anthracite	'000 tons	**28**	39
Sodium carbonate	'000 tons	**1**	2
Electricity	'000 GWh	**1 528 281**	1 275 109
Gas, oxygen and compressed air	'000 GJ	**3 227**	3 928

In terms of materials and energy used in the production of steel, Highveld utilises liquid iron produced from the ore supplied by Mapochs Mine as well as scrap steel. Based on the measured iron content of liquid iron and the assumed iron content in scrap steel, the percentage of recycled input materials used in the production of iron was 27 per cent in 2009.[EN2, EN27]

Product labelling[PR3]

The Steelworks product labelling system provides a unique identification for each product and the source of the product. The label also provides a link to documentation with information from manufacture to destination. The system adheres to international requirements of traceability and forms part of Highveld's ISO 9000 system.[4.12]

Products are labelled as follows:

- Structural Mill and Plate Mill products are labelled, using hard-stamped, painted and/or bar-coded identification.
- Vanadium slag is packed in bags, which are numbered manually. The bags are shipped in containers, which are also numbered.

Steel products

A negligent amount of product labelling complaints were received, mostly relating to manually applied hard-stamped numbering mistakes. Complaints related to approximately 0.08 per cent of total tons dispatched. In terms of the procedure, each complaint is formally addressed and corrective measures are identified and implemented.[PR4]

Sustainability review continued

Operations continued

Vanadium slag

All vanadium slag customers are provided with a material safety data sheet, which provides information on the appropriate, safe handling of vanadium slag. No incidents of label non-conformance were reported in 2009.[PR2]

Social responsibility

Communities[EC1, EC8, CR-M4, CR-R3, BR-M2, II-P1]

Social investment is a key focus area for the Corporation in 2010. However, in 2009 the Highveld cash preservation programme saw the Steelworks community support being restricted to needy children in the eMalahleni area.

The Corporation continued to support the White Rose Hospice and Highveld House, the residence it had donated to Child Welfare to give shelter to abused children and children who have been removed from their parents' care by court order. Child Welfare staffs the shelter.

Child-headed households were supported with school kits, school uniforms and monthly food parcels, in response to requests from Child Welfare social workers.

Highveld maintenance personnel continued to offer assistance to the local municipality in maintaining infrastructure. In one instance, the Corporation's engineering assistance in repairing a burst high-pressure water pipe significantly shortened the period of time that eMalahleni residents were without water.

Stakeholder engagement[4.14, 4.16, EN14, SE-M1, SE-M2, SE-R1, SE-R2, EN-P7]

A range of activities has been implemented at the Steelworks to ensure transparent and mutually beneficial communication with stakeholders. These include:[1,2]

- Regular and structured communication with the Board, management and employees.
- Communication and consultation with national, provincial and local Government departments.
- Annual community liaison meetings, with specific focus on environmental issues.
- Active participation in national and regional environmental organisations.
- Meetings and workshops with key and critical suppliers.
- Continuous liaison with customers.
- Meetings and interaction with unions.[ER-M1]

In the case of environmental issues, interaction with authorities is both proactive and reactive. Where required, Highveld takes steps to address environmental and perceived environmental issues.[4.14] Environmental management interaction at Government levels mostly involves DEA, MDARDLA, DWA and the eMalahleni Local Government. The Corporation is regularly invited to represent industry on regional and national forums and workshops at which proposed and new legislation are discussed.

The community liaison meetings are publicly conducted, and are attended by representatives from stakeholder groups in local communities surrounding the Steelworks.[4.17]

These include community organisations, local Government, tribal authorities and small, micro- and medium enterprises.

As a result of the positive response to these meetings, they will be conducted on a six-monthly basis and extended to Mapochs Mine in 2010.

Stakeholder meetings address a wide range of topics, including:[EN-P7, SE-M2, SE-R1, SE-R2, ER-R1, HA-R6, HA-R7]

Stakeholder	Type and use of communication	Frequency
Community	Information sharing at meetings to address concerns. Information sharing at open days to address concerns. Information on health is provided in the monthly Wellness Newsletter.	Two per annum One per site per annum Ongoing
Staff	Information, updates, education and awareness for various topics are focused on in: • Newsletter (health). • Induction training and re-induction training (HIV/Aids). • HOTTO Newsflashes (environment and safety). • Written briefs and external display board (safety – lost-time injury statistics). • Security Brief (security matters).	Ongoing
Unions	Employee and operational issues addressed at meetings for consideration and implementation.	Ongoing

Sustainability review continued

2010 Targets[1.2, EN-P3, TD-M1, HS-M1, BE-M1, BE-R1, HA-M4]

Focused on sustainable future improvement

Targets	Unit	2010
Black economic empowerment (BEE)		
Capital goods procured from BEE vendors	%	20
Consumables procured from BEE vendors	%	22
Services procured from BEE vendors	%	30
Production		
Crude carbon steel production	'000 ton	974
Total rolled steel production	'000 ton	790
Vanadium slag production	'000 ton	79
Vanadium: Ferrovanadium	'000 ton	2.2
Safety		
Fatalities	No.	0
LTIFR aim to decrease to		0.34
Health		
% of employees reporting for voluntary HIV/Aids counselling and testing	%	95
Environment: ongoing projects to preserve and optimise natural resources		
ISO 14001 certification		Maintain in all divisions except Mapochs Mine
OHSAS 18001 compliance		Maintain only at Mapochs Mine
Environmental capital expenditure	Rm	40
CO_2 reduction target	%	1
Water consumption per ton of product	m^3/t	7.22
Energy consumption per ton of product	GJ/t	47.00
Human capital		
Training spend	Rm	48
Training average man-days	days	15
Average training spend per employee	R'000	12
Social responsibility		
Total spend	Rm	1.3

Global Reporting Initiative G3 Content Index

Content index coding	Status
Included in this integrated report	●
Partially compliant	●
Not discussed by Highveld Steel and Vanadium Corporation Limited in this document	●

GRI Index no.	Topic	Status	Page no.
1	**Profile – Strategy and analysis**		
1.1	Relevance of sustainability on the strategy	●	28, 29, 30, 36, 37, 38, 39, 40, 41, 42, 61, 68, 69, 87
1.2	Key impacts, risks and opportunities	●	37, 38, 39, 40, 41, 52, 60, 69, 72, 75, 81, 84, 86, 88, 92, 98, 100, 101, 102, 108, 110
2	**Organisational profile**		
2.1	Name of reporting organisation	●	2
2.2	Major products and services	●	16
2.3	Operational structure	●	18, 52
2.4	Location of head office	●	5
2.5	Countries of operation	●	50, 52
2.6	Nature of ownership/legal form	●	5, 15, 58
2.7	Nature of markets served	●	16
2.8	Scale of reporting organisation	●	5, 6, 16, 38, 55, 56, 67, 83, 84, 90
2.9	Changes in size, structure or ownership	●	5, 37, 68
2.10	Awards received	●	41
3	**Report parameters and profile**		
3.1	Reporting period	●	50
3.2	Date of most recent previous report	●	51
3.3	Reporting cycle	●	50
3.4	Contact point for questions	●	51
3.5	Process for defining report content	●	28, 30, 35, 36, 38, 40, 42, 50
3.6	Boundary of report	●	5, 50
3.7	Scope of report	●	6
3.8	Basis for reporting	●	50
3.9	Data measurement techniques	●	51
3.10	Re-statements	●	51

Sustainability review continued

Global Reporting Initiative G3 Content Index continued

GRI Index no.	Topic	Status	Page no.
3.11	Significant changes	●	51
3.12	GRI Content Index	●	49
3.13	External assurance	●	49
4	**Governance, commitments and engagement**		
4.1	Governance structure	●	43, 57, 70, 132
4.2	Highest governance body chair	●	57, 132
4.3	Unitary board structure	●	57
4.4	Recommendations to governance body	●	30, 42, 82
4.5	Compensation and performance linkage	●	43
4.6	Avoidance of conflict of interest	●	58, 59, 134
4.7	Qualifications and expertise of highest governance body	●	65
4.8	Internally developed statements	●	59, 134
4.9	Procedures and compliance to standards, codes of conduct and principles	●	58, 60
4.10	Governance bodies evaluation	●	
4.11	Precautionary approach	●	
4.12	Externally developed economic, environmental and social charters	●	28, 29, 40, 41, 58, 70, 71, 76, 78, 107
4.13	Memberships and associations	●	79
4.14	Stakeholder groups	●	51, 69, 76, 106, 108
4.15	Identification and selection of stakeholders	●	63
4.16	Approaches to stakeholder engagement	●	70, 71, 82, 106, 108
4.17	Stakeholder engagement	●	70, 109
EC	**Economic performance indicators**		
EC1	Direct economic value generated and distributed	●	28, 36, 38, 41, 53, 54, 55, 56, 67, 80, 82, 95, 108
EC2	Effects of climate change on performance	●	
EC3	Defined benefit plan obligations	●	81
EC4	Government financial assistance received	●	54
EC5	Wage ratio compared to local minimum wage	●	81
EC6	Local supplier, policy, practice and spend	●	69
EC7	Local senior management sourcing procedure	●	81
EC8	Impact of community infrastructure investments	●	76, 80, 95, 96, 108

GRI Index no.	Topic	Status	Page no.
EC9	Indirect economic impacts	●	
EN	**Environmental performance indicators**		
EN1	Materials used by weight or volume	◍	107
EN2	Recycled input materials	◍	107
EN3	Direct energy consumption	◍	107
EN4	Indirect energy consumption	●	
EN5	Energy savings	◍	101
EN6	Energy efficient or renewable energy based products	N/A	
EN7	Reduction of indirect energy consumption	●	
EN8	Total water withdrawal by source	◍	102
EN9	Water sources significantly affected by water withdrawal	◍	102
EN10	Water recycled and re-used	◍	102
EN11	Location and size of land owned, leased or managed in biodiversity-rich habitats	●	
EN12	Impacts on biodiversity	●	
EN13	Restored habitats	◍	78, 94
EN14	Managing biodiversity impacts	◍	78, 108
EN15	Number of IUCN Red List species with habitats in areas affected by operations	◍	90, 94
EN16	Direct and indirect greenhouse gas emissions	●	
EN17	Other relevant indirect greenhouse gas emissions	●	
EN18	Initiatives to reduce greenhouse gas emissions	●	
EN19	Ozone-depleting substances	●	
EN20	No$_X$, So$_X$ and other significant air emissions	◍	99
EN21	Water discharge	●	
EN22	Waste by type and disposal	◍	103
EN23	Significant spills	◍	78
EN24	All production, transport, import or export of any waste deemed 'hazardous' under the terms of the Basel Convention Annex I, II, III and VIII	●	
EN25	Water sources and related ecosystems/habitats significantly affected by discharges of water and run-off	◍	103

Sustainability review continued

Global Reporting Initiative G3 Content Index continued

GRI Index no.	Topic	Status	Page no.
EN26	Initiatives to mitigate environmental impacts of products and services	●	
EN27	Packaging material reclaimed by category	●	107
EN28	Significant fines and non-monetary sanctions for non-compliance with environmental laws and regulations	●	93, 99
EN29	Significant environmental impacts of transportations used for logistical purposes	●	
EN30	Total environmental expenditure by type	●	
	Social performance		
LA	**Labour practices and decent work**		
LA1	Breakdown of workforce	●	83, 84
LA2	Employment creation and turnover	●	86
LA3	Benefits to full-time employees	●	81
LA4	Collective bargaining agreements	●	82, 83
LA5	Notice period for operational changes	●	
LA6	Formal joint health and safety committees	●	70
LA7	Standard injury, lost day and absent rates and work-related fatalities	●	72, 83, 86
LA8	HIV/Aids	●	75, 92, 97
LA9	Health and safety agreements	●	70, 71, 73, 92, 97
LA10	Average hours of training per year	●	84
LA11	Continued employability and career endings	●	82, 86, 88
LA12	Performance and career development reviews	●	83, 88
LA13	Diversity in composition of governance bodies and employee breakdown	●	57, 84
LA14	Ratio of basic salary	●	84
HR	**Human rights**		
HR1	Consideration of human rights in investment agreements	●	
HR2	Human rights screening of suppliers and contractors	●	
HR3	Employee training on human rights	●	86
HR4	Discrimination prevention	●	86
HR5	Freedom of association	●	86
HR6	Child labour	●	86

GRI Index no.	Topic	Status	Page no.
HR7	Forced and compulsory labour	●	86
HR8	Training for security personnel	●	82
HR9	Indigenous peoples	●	86
SO	**Society**		
SO1	Community impact, programmes	●	
SO2	Analysis of risks related to corruption	●	59
SO3	Employee training in anti-corruption policies and procedures	●	60
SO4	Actions taken in response to incidents of corruption	●	60
SO5	Political and lobbying contributions	●	106
SO6	Political donations	●	106
SO7	Legal actions pertaining to anti-trust and monopoly regulations	●	
SO8	Fines for non-compliance with laws and regulations	●	60
PR	**Product responsibility**		
PR1	Assessment of health and safety impacts of products	●	
PR2	Non-compliance concerning health and safety impacts of products	●	108
PR3	Product information and labelling	●	52, 107
PR4	Non-compliance with product information and labelling regulations	●	107
PR5	Customer satisfaction practices	●	106
PR6	Standards and codes related to marketing communications	●	106,107
PR7	Non-compliance of marketing communication standards and codes	●	107
PR8	Breaches of customer privacy	●	106
PR9	Fines for non-compliance with laws and regulations	●	107

Sustainability review continued

JSE Socially Responsible Investment (SRI) Content Index

Content index coding	Status
Included in this integrated report	●
Partially compliant	●
Not discussed by Highveld Steel and Vanadium Corporation Limited in this document	●

The SRI Index criteria identify the issues that must be met to show the integration of triple bottom-line practices within organisational activities, and measure how the principles emerging from each area of measurement are integrated into existing frameworks of governance and activities, focused on policy and strategy, management and performance and reporting.

The SRI Index indicators are structured along the categories of Environment, Society and Governance. A distinction is made between core indicators and desirable indicators.

Highveld's is, due to its inclusion in the mining and metals sector, classified as having a high impact from an environmental perspective and is assessed accordingly.

The annual SRI Index Review includes a review of company policies, management systems and performance and reporting beyond the framework of this integrated report. Where Index criteria are met based on evidence available outside of this report, it has been indicated as publically available.

Unlike the GRI Reporting framework, the SRI Index does not have a predefined coding structure. For the purposes of enhanced reference, this report applies a self-developed SRI coding structure, which is depicted in the following table.

SRI index no.	Core/Desirable	Topic	Status	Page no.
EN	Environmental Performance Indicators			
	Environmental – Policy			
EN-P1	Core	Policy refers to all key issues	●	40, 70
EN-P2	Core	Board or departmental level responsibility for policy	●	70, 71
EN-P3	Core	Commitment to use of targets	●	71, 78, 100, 101, 102, 110
EN-P4	Core	Commitment to monitoring and audit	●	29, 40, 71, 93, 94, 100, 103
EN-P5	Core	Commitment to public reporting	●	29, 40, 50, 99
EN-P6	Desirable	Globally applicable corporate standards	●	29, 30, 41, 72
EN-P7	Desirable	Commitment to stakeholder involvement	●	41, 71, 108, 109
EN-P8	Desirable	Policy addresses product impact	●	30
EN-P9	Desirable	Strategic moves towards sustainability	●	28, 41, 78, 79, 93, 94, 99
	Environmental – Management			
EN-M1	Core	Presence of environmental policy	●	29, 71
EN-M2	Core	Identification of significant impacts	●	29, 71
EN-M3	Core	Documented objectives and targets in key areas	●	29, 71
EN-M4	Core	Outline of processes and responsibilities, manuals, action plans, procedures	●	29, 71
EN-M5	Core	Internal audits against the requirements of the system	●	29, 71
EN-M6	Core	Internal reporting and management review	●	29, 71
EN-M7	Core	Internal communication of policy	●	29, 71
EN-M8	Core	Training for relevant employees	●	29, 71
	Environmental – Reporting			
EN-R1	Core	Text of environmental policy	●	70
EN-R2	Core	Description of main impacts	●	93, 99, 102
EN-R3	Core	Quantitative data	●	77, 99, 102, 103
EN-R4	Core	Performance measured against targets	●	101, 102
EN-R5	Desirable	Outline of an EMS	●	70, 71, 78, 100, 102, 103
EN-R6	Desirable	Non-compliance, prosecution, fines, accidents	●	78, 93, 101

Sustainability review continued

JSE Socially Responsible Investment (SRI) Content Index continued

SRI Index no.	Core/Desirable	Topic	Status	Page no.
EN-R7	Desirable	Financial dimensions	●	
EN-R8	Desirable	Independent assurance/verification	●	
EN-R9	Desirable	Stakeholder dialogue	●	41
EN-R10	Desirable	Coverage of sustainability issues	●	
SO	Social performance indicators			
	Training and development – Policy			
TD-P1	Core	Public commitment to training and development	●	41
TD-P2	Core	Senior responsibility for training and development	●	88, 96
	Training and development – Management			
TD-M1	Core	Documented objectives and targets	●	88, 110
TD-M2	Core	Supporting data on employee training and development	●	88, 96
TD-M3	Desirable	Performance measured against targets	●	88
TD-M4	Desirable	Supporting data on external skills development	●	88
TD-M5	Desirable	Proportion of staff having training and development review annually	●	83
	Training and development – Reporting		●	
TD-R1	Core	Public commitment to training and development	●	41
TD-R2	Core	Quantitative data on employee training and development	●	41, 88
TD-R3	Desirable	Senior responsibility	●	96
TD-R4	Desirable	Objectives and targets and performance against these	●	88
TD-R5	Desirable	Quantitative data on external skills development	●	81, 84, 86, 88, 89
SO	Social performance indicators			
	Employee relations – Policy			
ER-P1	Core	Senior responsibility	●	42, 82
ER-P2	Core	Disciplinary and grievance policy/ procedures in place	●	86
ER-P3	Core	Disciplinary and grievance policy/ procedures communicated to all employees	●	81, 84, 86, 88

SRI Index no.	Core/Desirable	Topic	Status	Page no.
	Employee relations – Management			
ER-M1	Core	Workforce covered by collective agreements, union recognition and consultative arrangements	●	76, 82, 86, 97, 108
ER-M2	Desirable	Quantitative data on business impact of employee relations issues	●	86
	Employee relations – Reporting			
ER-R1	Desirable	Coverage of consultative arrangements	●	71, 82, 109
ER-R2	Desirable	Senior responsibility	●	82
ER-R3	Desirable	Disciplinary and grievance policy/ procedures and communication	●	86
ER-R4	Desirable	Quantitative data and financial dimensions	●	82
	Equal opportunities – Policy			
EO-P1	Core	Demonstrated commitment	●	30, 41, 64, 65, 66
EO-P2	Desirable	Public statement	●	60, 66
EO-P3	Desirable	Global applicability	●	86
	Equal opportunities – Management			
EO-M1	Core	Supporting data	●	84
EO-M2	Core	Documented targets for promoting equal opportunities	●	87
EO-M3	Desirable	Flexible working arrangements and benefits	●	81
EO-M4	Desirable	Performance measured against targets	●	87
	Equal opportunities – Reporting			
EO-R1	Core	Quantitative data	●	84
EO-R2	Core	Documented targets	●	87
EO-R3	Desirable	Public statement	●	60, 66
EO-R4	Desirable	Global applicability	●	86
EO-R5	Desirable	Flexible working arrangements and benefits	●	81
EO-R6	Desirable	Performance measured against targets	●	87
	Health and safety – Policy			
HS-P1	Core	Senior responsibility	●	29, 71
	Health and safety – Management			
HS-M1	Core	Supporting data	●	29, 72, 74, 92, 110
HS-M2	Core	Risk assessment conducted	●	75, 77, 98

Sustainability review continued

JSE Socially Responsible Investment (SRI) Content Index continued

SRI Index no.	Core/Desirable	Topic	Status	Page no.
HS-M3	Core	Programmes and procedures to mitigate risks	●	75, 92, 98
HS-M4	Desirable	Details of training	●	73, 92
HS-M5	Desirable	Percentage coverage by certified system	●	70, 75
	Health and safety – Reporting			
HS-R1	Core	Senior responsibility	●	71
HS-R2	Core	Quantitative data	●	39, 70, 72, 75
HS-R3	Core	Programmes and procedures to mitigate risks	●	40, 98
HS-R4	Desirable	Details of training	●	92
HS-R5	Desirable	Risk assessment	●	75, 77, 98
HS-R6	Desirable	Coverage of certified systems	●	70
HS-R7	Desirable	Crime-related initiatives and counselling	●	60
	Community relations – Policy			
CR-P1	Core	Commitment to involvement in community development	●	37, 66
	Community relations – Management			
CR-M1	Core	Details of projects supported	●	94
CR-M2	Core	Monetary value of charitable giving	●	80, 94
CR-M3	Desirable	Social impact assessment	●	94
CR-M4	Desirable	Employee secondment, gifts in kind or payroll schemes	●	108
	Community relations – Reporting			
CR-R1	Core	Monetary value of charitable giving	●	80, 94
CR-R2	Desirable	Details of projects supported	●	94
CR-R3	Desirable	Employee secondment, gifts in kind or payroll schemes	●	108
	Stakeholder engagement – Policy			
SE-P1	Core	Commitment to engage with stakeholders	●	29, 59, 63, 71, 78
	Stakeholder engagement – Management		●	
SE-M1	Core	Evidence of stakeholder engagement	●	69, 94, 105, 107, 108
SE-M2	Desirable	Evidence of stakeholder identification	●	108, 109
	Stakeholder engagement – Reporting			
SE-R1	Core	Evidence of engagement	●	108, 109
SE-R2	Desirable	Disclosure of key stakeholders	●	29, 108, 109

SRI Index no.	Core/Desirable	Topic	Status	Page no.
	Black economic empowerment – Policy			
BE-P1	Core	Commitment to BEE	●	30, 37, 65, 69
BE-P2	Desirable	Commitment to regularly monitor/review targets	●	65
	Black economic empowerment – Management			
BE-M1	Core	Documented targets for preferential procurement and employee composition	●	69, 87, 110
BE-M2	Core	Systems to monitor performance against targets	●	69
BE-M3	Core	Performance against specific targets	●	69
BE-M4	Desirable	Black persons participating in learnerships	●	41, 89
	Black economic empowerment – Reporting			
BE-R1	Core	Targets for preferential procurement and employee composition	●	87, 110
BE-R2	Core	Systems to monitor performance	●	69
BE-R3	Core	Performance against targets	●	69
BE-R4	Desirable	Learnerships or skills development programmes for black persons	●	89
BE-R5	Desirable	Commitment to maintain or review achieved targets	●	
	HIV/Aids – Policy			
HA-P1	Core	Existence of HIV/Aids policy	●	29
HA-P2	Desirable	Global applicability	N/A	
	HIV/Aids – Management			
HA-M1	Core	Evidence of risk assessment	●	
HA-M2	Core	Employee programmes	●	40, 75, 76
HA-M3	Core	Employee access to VCT	●	29, 76
HA-M4	Desirable	Documented objectives and targets	●	40, 74, 110
HA-M5	Desirable	Strategies to address indirect business risks	●	76
HA-M6	Desirable	HIV/Aids training	●	76
HA-M7	Desirable	Provision of benefits for employees	●	40, 76
HA-M8	Desirable	Community-based educational support	●	76
HA-M9	Desirable	Community-based treatment support	●	76

Sustainability review continued

JSE Socially Responsible Investment (SRI) Content Index continued

SRI Index no.	Core/Desirable	Topic	Status	Page no.
	HIV/Aids – Reporting			
HA-R1	Core	Existence of HIV/Aids policy	●	40, 75
HA-R2	Core	Evidence of risk assessment	●	
HA-R3	Desirable	Global applicability	N/A	
HA-R4	Desirable	Objectives and targets in relation to direct impacts	●	
HA-R5	Desirable	Strategies to address indirect impacts	●	76
HA-R6	Desirable	Employee involvement	●	76, 109
HA-R7	Desirable	Community involvement	●	76, 109
	General – Reporting			
SG-R1	Core	Major non-compliance, fines or prosecution	●	60
SG-R2	Desirable	Statement of independent assurance	●	
GO	Governance performance indicators			
	Board practice – Policy			
BP-P1	Core	Commitment to compliance with international standards	●	28, 64
BP-P2	Core	Board Charter	●	28, 132
BP-P3	Desirable	Global applicability	N/A	
	Board practice – Management			
BP-M1	Core	Board composition	●	57, 132
BP-M2	Core	Audit and Remuneration committees	●	57, 64, 132
BP-M3	Core	Procedures to review and address audit findings	●	63, 64
BP-M4	Desirable	Nominations and Risk committees	●	
BP-M5	Desirable	Independent chair of Board committees	●	57
BP-M6	Desirable	Internal audit function	●	64
BP-M7	Desirable	Board performance appraisal	●	
	Board practice – Reporting			
BP-R1	Core	Commitment to compliance with international standards	●	58, 63
BP-R2	Core	Board composition	●	57, 58
BP-R3	Core	Audit and Remuneration committees	●	63, 64
BP-R4	Desirable	Governance policies and practices	●	57, 58, 60, 62, 64, 66

SRI Index no.	Core/Desirable	Topic	Status	Page no.
BP-R5	Desirable	Board Charter	●	58
BP-R6	Desirable	Nominations and Risk committees	●	57, 64, 132
BP-R7	Desirable	Board composition confirming independence and annual performance appraisal	●	
BP-R8	Desirable	Internal audit	●	64
BP-R9	Desirable	Review of external audit findings	●	63
	Code of Ethics/Conduct – Policy			
CE-P1	Core	Code of Ethics	●	59
CE-P2	Core	Senior responsibility	●	59
CE-P3	Core	Applicability of Code of Ethics	●	59
CE-P4	Core	Commitment to manage whistleblowing and fraud reports	●	60
	Code of Ethics/Conduct – Management			
CE-M1	Core	Employee training	●	59
CE-M2	Desirable	Compliance monitoring	●	59
CE-M3	Desirable	Regular review of Code of Ethics	●	59, 60
CE-M4	Desirable	Reporting on non-compliance	●	59
CE-M5	Desirable	Secure communication channels for employees	●	60
	Code of Ethics/Conduct – Reporting			
CE-R1	Core	Code of Ethics	●	59
CE-R2	Core	Senior responsibility	●	59
CE-R3	Desirable	Disclosure of applicability	●	
CE-R4	Desirable	Employee training	●	59
CE-R5	Desirable	Compliance monitoring and regular review	●	59
CE-R6	Desirable	Secure communication channels for employees	●	60
CE-R7	Desirable	Disclosure of political donations	●	106
	Indirect impacts – Policy			
II-P1	Core	Commitment to address indirect impacts	●	105, 108
II-P2	Desirable	Public commitment to voluntary standards	●	

Sustainability review continued

JSE Socially Responsible Investment (SRI) Content Index continued

SRI Index no.	Core/Desirable	Topic	Status	Page no.
	Indirect impacts – Management			
II-M1	Core	Identification of indirect impacts	●	69
II-M2	Core	Assessment of indirect impacts	●	69
	Indirect impacts – Reporting			
II-R1	Core	Identification of indirect impacts	●	69
II-R2	Desirable	Assessment of indirect impacts	●	69
II-R3	Desirable	Voluntary standards adopted	●	
	Business value and risk management – Policy			
BV-P1	Core	Commitment to long-term business sustainability	●	28, 70
BV-P2	Core	Commitment to address social, ethical and environmental issues/risks	●	50, 71
	Business value and risk management – Management			
BV-M1	Core	Identification of main business risks and opportunities	●	37, 132
BV-M2	Core	Procedures for ongoing risk management and internal control	●	58, 63, 64, 133
BV-M3	Core	Description of systems to value and protect key assets	●	133
BV-M4	Core	Description of systems/initiatives to create value	●	71, 106
BV-M5	Core	Identification of social, ethical and environmental issues/risks	●	
BV-M6	Core	Corporate policies and procedures for ongoing social, ethical and environmental (SEE) risk management	●	
BV-M7	Desirable	Targets for achieving strategic objectives/ realising opportunities	●	28, 36
BV-M8	Desirable	Management incentives linked to strategic objectives	●	29, 30, 43
	Business value and risk management – Reporting			
BV-R1	Core	Identification of main business risks and opportunities	●	60
BV-R2	Core	Risk management and internal control procedures	●	64
BV-R3	Core	Asset valuation and protection systems/ processes	●	61, 133

SRI Index no.	Core/Desirable	Topic	Status	Page no.
BV-R4	Core	Business and product development systems/processes	●	38, 101
BV-R5	Desirable	Targets in relation to strategic objectives and opportunities	●	28
BV-R6	Desirable	Link between strategic objectives and management compensation	●	82
BV-R7	Desirable	Identification of social, ethical and environmental issues/risks	●	
BV-R8	Desirable	Corporate policies and procedures for ongoing SEE risk management	●	
	Broader economic issues – Policy			
BR-P1	Core	Commitment to empowerment of local people	●	65, 66
	Broader economic issues – Management			
BR-M1	Core	Commitment to local empowerment	●	69, 81
BR-M2	Core	Commitment to local economic development	●	80, 94, 108
BR-M3	Desirable	Activities in support of national economic priorities	●	78
	Broader economic issues – Reporting			
BR-R1	Core	Policies, practices and spending	●	81
BR-R2	Desirable	Activities in support of national economic priorities	●	78
	General – Reporting			
GG-R1	Core	Major non-compliance, fines or prosecution	●	58, 60, 107
GG-R2	Desirable	Value added statement	●	53, 54








Annual financial
statements



ANNUAL FINANCIAL STATEMENTS

- Positive cash flow throughout the year with net cash of R1 072 million at year-end
- Continued focus on minimising waste

Approval of the annual financial statements

Following the Board meeting held on 23 March 2010 during which the Board of Directors approved the annual financial statements and further authorised Mr BJT Shongwe and Mr AS MacDonald in their respective capacities as Chairman and Chief Executive Officer to sign off the annual financial statements, the annual financial statements which appear on pages 132 to 188 are therefore signed on its behalf by:



BJT Shongwe
Chairman

eMalahleni
23 March 2010



AS MacDonald
Chief Executive Officer

eMalahleni
23 March 2010

Compliance statement by the Company Secretary

The Company Secretary of Highveld Steel and Vanadium Corporation Limited certifies that the Corporation has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 1973, as amended, and that all such returns are true, correct and up to date in respect of the financial year ended 31 December 2009.



Mrs CI Lewis
Company Secretary

eMalahleni
23 March 2010

Independent auditors' report

To the members of Highveld Steel and Vanadium Corporation Limited

We have audited the annual financial statements and Group annual financial statements of Highveld Steel and Vanadium Corporation Limited which comprise the directors' report, the statements of financial position as at 31 December 2009, the statement of comprehensive income, the statement of changes in equity and statements of cash flow for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 132 to 188.

Directors' responsibility for the financial statements

The Corporation's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation and the Group as of 31 December 2009, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
23 March 2010

Directors' report

for the year ended 31 December 2009

The directors have pleasure in submitting their report and the annual financial statements of the Corporation and the Group for the year ended 31 December 2009. More detailed reviews of the financial results are given in the Chairman's review (pages 28 to 31) and in the report of the Chief Executive Officer (pages 36 to 42).

Appropriate accounting policies have been used to prepare the financial statements and all applicable accounting standards have been complied with. The directors are of the opinion that the financial statements fairly represent the financial position of the Group at 31 December 2009. As the Group ended the year with net cash of R1 072 million, the Board believes that, with prudent cash management, it will be able to meet its statutory tax payments due in respect of prior years and operate for an extended period of reduced output in the current economic environment. Therefore, the Board concludes that the Corporation will remain a going concern in the foreseeable future.

The Board of Directors confirms its commitment to achieving high standards of corporate governance based on local and international best corporate practice.

Distribution to shareholders

No dividends were paid out during the year, and no final dividend for 2009 is proposed. Business factors to be taken into consideration will be cash after expenses, operational requirements and capital projects.

Corporate governance[4.1, 4.2]

Board Charter[BP-P2]

The Board Charter embodies the Board's commitment to sound corporate governance. The Charter guides the Board in achieving the Corporation's vision, in accordance with South African and relevant international legislation, the Listings Requirements of the JSE Limited, the Codes of Practices and Conduct outlined in the second and third King Reports on Corporate Governance and other defined responsibilities of corporate citizenship.

The Board consists of two executive directors, a majority of non-executive directors and a minority of independent, non-executive directors. The roles of Chairman and CEO are separate, with a clear division of responsibilities. Mr BJT Shongwe was elected Chairman on 15 October 2009, taking over from the acting non-executive Chairman Mr JW Campbell.[BP-M1]

The Board is assisted in its duties by three committees, namely the Audit and Risk, Remuneration and Nominations and Transformation Committees. The Board Charter outlines the Terms of Reference for these committees.[BP-M2, BP-R6]

The CEO is responsible for implementing the strategies and policies of the Corporation and managing the day-to-day business and affairs of the Corporation.

The Audit and Risk Committee assists the Board with accurate financial reporting and adequate systems, controls and risk management processes, by evaluating the appropriateness and adequacy of systems of internal financial and operational control.[BV-M2]

The committee also reviews accounting policies and financial information issued to stakeholders, recommends the appointment of the external auditors and evaluates their findings and the actions taken. The independence of the external auditors is regularly reviewed and all non-audit services are reported in terms of an agreed policy.

The Remuneration and Nominations Committee selects, screens and nominates potential directors for appointment to the Board. The committee also ensures that the Corporation's directors and employees are fairly rewarded and that salary and wage adjustments for the Corporation's staff and scheduled employees are fair and market related.

The Transformation Committee oversees the transformation activities and programmes of the Corporation and ensures that the spirit of transformation is conveyed throughout the Corporation.

Following the successful integration of Highveld into Evraz during 2008, the Independent Committee, which was established to protect the rights of minority shareholders during the change in ownership, did not meet in 2009. The committee will be formally disbanded when the Mapochs Mine ownership transactions have been completed.

Details of the Corporation's governance structures, practices and more detail on the responsibilities of the committees are set out in the Corporation's sustainability review on pages 49 to 125.

Directors' responsibilities

The directors are responsible for the preparation and integrity of the information included in this report, including the annual financial statements of the Corporation and Group, which have been prepared in accordance with International Financial Reporting Standards.

The directors are also responsible for the process of risk management (for further details, see Business Risks on page 37 of the report of the Chief Executive Officer) and for the systems of internal control used by the Corporation. These systems and controls are designed to provide reasonable assurance regarding the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain the accountability of the assets. [BV-M3, BV-R3]

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

Internal audit[BV-M2, BV-M3]

The Corporation's internal audit department functions independently, appraising, examining and evaluating the Corporation's systems and internal controls. The scope of the internal audit function is to review the reliability and integrity of financial information, the systems of internal control and the means of safeguarding assets. The head of the internal audit department reports the findings to the Audit and Risk Committee.

On a regular basis, the directors assess whether the internal accounting controls are adequate to ensure that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

Assessment is based on information and explanations provided by management, the internal audit department and the report of the external auditors on the results of their audit.

Directors' report continued

for the year ended 31 December 2009

Code of ethics[4.6, 4.8]

Highveld's directorate is required to comply with the Corporation's Code of Business Ethics.

Directorate

Mr BJT Shongwe was appointed as the Chairman of the Board on 15 October 2009. Mrs BE de Beer was appointed as Financial Director on 26 August 2009. Mr GA Mannina, a Non-executive Director, resigned on 24 February 2010. Mr WG Ballandino resigned as CEO on 28 February 2010.
Mr AS MacDonald was appointed as CEO on 1 March 2010. Messrs M Bhabha, PM Surgey and TI Yanbukhtin and Mrs B Ngonyama were appointed as Non-executive Directors on 1 March 2010.

In accordance with the Articles of Association of the Corporation, Messrs M Bhabha, PM Surgey and TI Yanbukhtin and Mrs B Ngonyama are eligible and offer themselves for re-election.

The frequency of Board meetings is determined by the Board, but it meets on at least a quarterly basis and also when required to attend to specific business. During the year under review the Board met six times. Attendance of Board and committee meetings during 2009 by directors was as follows:

Attendance by directors at meetings of Board and committees

Directors	Board		Executive Committee		Audit and Risk Committee		Remuneration and Nominations Committee		Transformation Committee	
	A	B	A	B	A	B	A	B	A	B
GC Baizini	6	5								
WG Ballandino*	6	6	8	7					2	2
CB Brayshaw	6	6			4	4	2	2		
JW Campbell	6	6			4	4	2	1		
BE de Beer**	2	2	3	1						
AV Frolov	6	1								
GA Mannina***	6	6					2	1	1	1
BJT Shongwe****	6	6			4	4			2	2
PS Tatyanin	6	5							1	1

Notes

A – Indicates the number of meetings which the director could have attended.
B – Indicates the number of meetings actually attended.
** Mr WG Ballandino resigned as CEO on 1 March 2010.*
*** Mrs BE de Beer was appointed as Financial Director on 26 August 2009.*
**** Mr GA Mannina resigned as Non-executive Director on 24 February 2010.*
***** Mr BJT Shongwe was appointed as Independent Chairman of the Board on 15 October 2009.*

Directors' shareholding
At 31 December 2009, none of the directors beneficially held ordinary shares or unexercised options to acquire ordinary shares in the Corporation.

Directors' remuneration
Details of directors' remuneration are set out in the Remuneration Report on pages 43 to 45.

Resolutions
As part of the Corporation's continued commitment to improved corporate governance, shareholders are requested to confirm the re-appointment of the external auditors to hold office until the conclusion of the next Annual General Meeting, although this is not required in light of the deeming provision of Section 270 (2) of the Companies Act, 1973. The directors support the re-appointment of Ernst & Young Inc.

Article 73 of the Articles of Association of the Corporation currently states that the maximum for directors' fees is R200 000 per annum and the maximum additional sum for the Chairman is R300 000 per annum. It will be proposed to shareholders to increase the maximum for the additional sum payable to the Chairman from R300 000 to R400 000 per annum as from 1 January 2010. An increase in the maximum directors' fees will not be proposed.

The following fees for members and chairmen of Board committees are proposed for 2010:

Committee	Member/ Directors/ Chairman	2010	2009
Board of Directors	Director	**R165 000**	R150 000
	Chairman	**R565 000**	R360 000
Audit and Risk	Member	**R70 000**	R70 000
	Chairman	**R120 000**	R120 000
Remuneration and Nominations	Member	**R50 000**	R50 000
	Chairman	**R75 000**	R75 000
Transformation	Member	**R30 000**	R30 000
	Chairman	**R45 000**	R45 000

Share capital
Full details of the authorised, issued and unissued share capital of the Corporation at 31 December 2009 are set out in note 15 to the financial statements.

The authorised share capital of the Corporation is R140 000 000, divided into 139 990 000 ordinary shares of R1 each and 1 000 000 variable rate redeemable cumulative preference shares of 1 cent each.

Control over all the unissued shares of the Corporation is vested in the directors, in general terms. The specific terms with regards to allotments, by directors, in respect of the Share Option Scheme, ceased in terms of a Board resolution dated 11 March 2009.

In terms of the Companies Act, 1973, the general authority granted to the directors for the issue of shares (other than those to be issued in terms of a specific authority) expires on the date of the forthcoming Annual General Meeting. Shareholders, therefore, will be asked to consider an ordinary resolution at the Annual General Meeting to place under the control of the directors the then remaining unissued ordinary shares and the unissued preference shares.

The Corporation and its subsidiary company
Highveld Steel and Vanadium Corporation Limited is a subsidiary of Mastercroft Limited, a company within the Evraz Group, whose interest amounts to 85.11 per cent of the total issued share capital of the Corporation.

Directors' report continued

for the year ended 31 December 2009

In its integrated Steelworks, the Corporation produces steel and vanadium slag. Ore for the Steelworks is obtained from Mapochs Mine. The works are situated in eMalahleni, Mpumalanga and the mine is situated in the Roossenekal area, Limpopo, both in the Republic of South Africa.

A transaction to sell 26 per cent of Mapochs Mine (Proprietary) Limited to a BEE consortium and a community trust has been concluded subject to certain conditions precedent in terms of the Mineral and Petroleum Resources Development Act, to convert the old order mining rights to new order mining rights.

The Corporation is the holding company of wholly owned subsidiary, Hochvanadium Holding AG (Austria) (processing and selling vanadium products). The Group's share of the wholly owned subsidiary's profit after tax is R157 million (2008: R851 million profit).

Segmental revenue

The revenue contribution by the various segments of the Group is shown in the segmental graph.

2009
Segmental revenue


25%
75%
Vanadium ■ Steel

Changes in accounting policies

The changes in accounting policies which impacted on the financial results of the Corporation and the Group are outlined in note 1 to the annual financial statements.

Subsequent events

It is expected that the various conditions precedent to the sale of 23 per cent of Mapochs Mine and the transfer of 3 per cent to a community trust will be fulfilled during 2010.

A new summons was received from the Competition Commission relating to a complaint referring to price fixing allegations of flat products. The allegations are being evaluated and a comprehensive response with requested documentation is being compiled for submission.

A summons was received from Xai-Xai Slag Distributors (Proprietary) Limited and Rothinvest 30 (Proprietary) Limited trading as Xai-Xai Slag Management (in liquidation), which is currently being investigated and considered. The Corporation was advised by its attorneys that the pleadings as received from the plaintiffs are excipiable and an application for exception has been served and filed.

Company Secretary

Details of the Company Secretary are outlined below in the Notice of the Annual General Meeting on pages 195 to 196.

Reserves and resources (unaudited) (stated as at 31 December 2009)

The Mineral Reserves and Mineral Resources Statement for Mapochs Mine has been prepared by independent consultants, Venmyn Rand

(Proprietary) Limited in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, as compiled by the South African Mineral Asset Valuation Committee in 2001 and amended in 2007 (SAMREC Code).

Combined Mineral Resource and Mineral Reserve Statement as at 31 December 2009

	Status	In Situ Resource (Mt)	After Mining and Geological Losses	Grade V_2O_5 (%)	Grade Fe (%)	V_2O_5 Content (Mt)	Fe Content (Mt)
Proved Mineral Reserve(1)	Operating Mine		30.30	1.50	52.66	0.45	15.96
Total Mineral Reserve			30.30	1.50	52.66	0.45	15.96
Measured Mineral Resource(2)	Open Pit	32.59	—	1.50	52.66	0.49	17.16
Indicated Mineral Resource(3)	Underground	183.65	—	1.50	52.66	2.75	96.71
Inferred Mineral Resource		—	—	—	—	—	—
Total Mineral Resource		216.24		1.50	52.66	3.24	113.87

(1) Mineral Reserve tonnes are recorded after accounting for a geological and mining loss of 7%.
No plant losses are accounted for and the Mineral Reserves are fully diluted delivered to crusher.

(2) Measured Resources are the quantities accounted for within the new open pit profile. Note: Mineral Resources are inclusive of Mineral Reserve.

(3) These resources are quoted for the proposed underground potential life of mine resource in situ.
Bulk density of 4.82 t/m³ was used.

Income statement

for the year ended 31 December

		Group		Corporation	
	Notes	**2009 Rm**	2008 Rm	**2009 Rm**	2008 Rm
Continuing operations					
Sale of goods		**4 252**	8 022	**3 437**	5 542
Revenue		**4 252**	8 022	**3 437**	5 542
Cost of sales		**(3 578)**	(4 414)	**(2 973)**	(2 938)
Gross profit		**674**	3 608	**464**	2 604
Other operating income	2.1	**—**	—	**393**	910
Selling and distribution costs		**(243)**	(244)	**(201)**	(204)
Administrative expenses		**(201)**	(256)	**(201)**	(256)
Other operating expenses	2.2	**(38)**	(30)	**(38)**	(30)
Operating profit		**192**	3 078	**417**	3 024
Finance costs	2.3	**(61)**	(39)	**(61)**	(39)
Finance income	2.4	**73**	152	**72**	150
Profit before tax from continuing operations		**204**	3 191	**428**	3 135
Income tax expense	3	**(41)**	(1 015)	**(35)**	(900)
Profit for the year from continuing operations		**163**	2 176	**393**	2 235
Discontinued operations					
Profit after tax for the year from discontinued operations	5	**—**	408	**—**	408
Profit for the year		**163**	2 584	**393**	2 643
Earnings per share (cents) from total operations	6.1				
Basic and diluted		**164.4**	2 606.1		
Earnings per share (cents) from continuing operations	6.1				
Basic and diluted		**164.4**	2 194.7		

Statement of comprehensive income

for the year ended 31 December

		Group		Corporation	
	Note	**2009 Rm**	2008 Rm	**2009 Rm**	2008 Rm
Profit for the year		**163**	2 584	**393**	2 643
Other comprehensive (loss)/income:					
Exchange differences on translating foreign operations	16	**(37)**	97		
Total comprehensive income for the year		**126**	2 681	**393**	2 643

Statement of financial position

as at 31 December

		Group		Corporation	
	Notes	**2009 Rm**	2008 Rm	**2009 Rm**	2008 Rm
Assets					
Non-current assets					
Property, plant and equipment	8	**1 884**	1 956	**1 884**	1 956
Investment in subsidiary and joint venture	9			**1**	1
		1 884	1 956	**1 885**	1 957
Current assets					
Inventories	11	**1 228**	831	**1 182**	779
Trade and other receivables	12	**699**	769	**924**	566
Prepayments	13	**12**	180	**12**	180
Cash and short-term deposits	14	**1 074**	1 601	**821**	1 432
		3 013	3 381	**2 939**	2 957
Total assets		**4 897**	5 337	**4 824**	4 914
Equity and liabilities					
Capital and reserves					
Issued capital	15	**99**	99	**99**	99
Share premium	15	**486**	486	**486**	486
Other capital reserves	16	**153**	191	**—**	1
Retained earnings		**2 336**	2 173	**2 549**	2 156
Total equity		**3 074**	2 949	**3 134**	2 742
Non-current liabilities					
Provisions	17	**469**	422	**469**	422
Deferred tax liability	18	**243**	210	**243**	210
		712	632	**712**	632
Current liabilities					
Trade and other payables	19	**771**	804	**731**	699
Provisions	17	**182**	230	**182**	230
Income tax payable	20	**156**	722	**59**	607
Interest-bearing loans and borrowings	21	**2**	*	**6**	4
		1 111	1 756	**978**	1 540
Total liabilities		**1 823**	2 388	**1 690**	2 172
Total equity and liabilities		**4 897**	5 337	**4 824**	4 914

* *Less than R1 million.*

Statement of changes in equity

for the year ended 31 December

		Group			
		Non-distributable reserves		Distributable reserves	
	Notes	Issued capital and share premium Rm	Other capital reserves Rm	Retained earnings Rm	Total Rm
2009					
Balance at 31 December 2008		**585**	**191**	**2 173**	**2 949**
Exchange differences on translation of foreign operations		—	**(37)**	—	**(37)**
Profit for the year		—	—	**163**	**163**
Total comprehensive (expense)/income for the year		—	**(37)**	**163**	**126**
Dividends paid	7	—	—	—	—
Other	16	—	**(1)**	—	**(1)**
Balance at 31 December 2009		**585**	**153**	**2 336**	**3 074**
2008					
Balance at 1 January 2008		585	94	2 700	3 379
Adjustment to deferred tax liability calculation	18			62	62
Balance at 1 January 2008 (restated)		585	94	2 762	3 441
Exchange differences on translation of foreign operations		—	97	—	97
Profit for the year		—	—	2 584	2 584
Total comprehensive income for the year		—	97	2 584	2 681
Dividends paid	7	—	—	(3 173)	(3 173)
Balance at 31 December 2008		585	191	2 173	2 949
		Corporation			
2009					
Balance at 31 December 2008		**585**	**1**	**2 156**	**2 742**
Profit for the year				**393**	**393**
Dividends paid	7			—	—
Other	16		**(1)**	—	**(1)**
Balance at 31 December 2009		**585**	**—**	**2 549**	**3 134**
2008					
Balance at 1 January 2008		585	1	2 624	3 210
Adjustment to deferred tax liability calculation	18	—	—	62	62
Balance at 1 January 2008 (restated)		585	1	2 686	3 272
Profit for the year				2 643	2 643
Dividends paid	7			(3 173)	(3 173)
Balance at 31 December 2008		585	1	2 156	2 742

**Less than R1 million.*

Cash flow statement

for the year ended 31 December

	Notes	Group		Corporation	
		2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
Cash flows from operating activities					
Cash generated by/(used in) operations	25.1	**35**	3 849	**(83)**	2 827
Finance and investment income received	25.2	**73**	154	**72**	1 062
Finance charges paid	25.3	**(4)**	(9)	**(4)**	(9)
Taxation paid	25.4	**(565)**	(530)	**(566)**	(536)
Net cash (used in)/generated by operating activities		**(461)**	3 464	**(581)**	3 344
Cash flows from investing activities					
Purchase of property, plant and equipment		**(202)**	(546)	**(202)**	(546)
Proceeds from sale of property, plant and equipment	25.5	**6**	3	**6**	3
Proceeds from sale of discontinued operations	25.6	**164**	1 055	**164**	1 055
Net cash (used in)/generated by investing activities		**(32)**	512	**(32)**	512
Cash flows from financing activities					
Increase in short-term loans	21	**2**	—	**2**	—
Capital decrease in loan to joint venture		**—**	17	**—**	17
Dividends paid		**—**	(3 173)	**—**	(3 173)
Net cash generated by/(used in) financing activities		**2**	(3 156)	**2**	(3 156)
Effects of exchange rate changes on cash held in foreign currencies		**(36)**	13	**—**	—
Net (decrease)/increase in cash and cash equivalents		**(527)**	833	**(611)**	700
Cash and cash equivalents at the beginning of the financial year		**1 601**	768	**1 432**	732
Cash and cash equivalents at the end of the financial year		**1 074**	1 601	**821**	1 432

Notes to the financial statements

for the year ended 31 December

1. Corporate information

The consolidated financial statements of Highveld Steel and Vanadium Corporation Limited (the Corporation) for the year ended 31 December 2009 were authorised for issue in accordance with a resolution of the Board of Directors on 23 March 2010. The Corporation is a limited company incorporated and domiciled in the Republic of South Africa whose shares are publicly traded.

The principal activities of the Group are described in the directors' report.

1.1 Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. The consolidated financial statements are reported in South African Rand and all values are rounded to the nearest million (Rm) except when otherwise indicated.

Statement of compliance

The consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (IFRS), International Financial Reporting Interpretation Committee (IFRIC) interpretations and with those requirements of the South African Companies Act, 1973 (as amended) applicable to companies reporting under IFRS.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Corporation and entities controlled or jointly controlled by the Corporation. Control is achieved where the Corporation has the power to govern the financial and operating policies of an investee so as to obtain economic benefits from its activities.

Transfers of property, plant and equipment between Group entities subsequent to acquisition are restated to reflect the original Group cost and accumulated depreciation. Intra-group balances, transactions, and any unrealised gains and losses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

The financial results of subsidiaries, joint ventures and special-purpose entities are consolidated for the same period on the following basis:

Investment in subsidiaries

Subsidiaries are those entities in which the Group has more than half of the voting rights and/or power to exercise control. Subsidiaries are fully consolidated from date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

The Corporation carries its investment in its subsidiary at cost.

Interest in joint ventures

A joint venture entity is an entity in which the Group holds a long-term interest and shares joint control over the strategic, financial and operating decisions with one or more other venturers under a contractual agreement. The Corporation's interest in its joint venture is accounted for under the equity method of accounting whereby an interest in jointly controlled entities is initially recorded at cost and adjusted thereafter for post-acquisition changes in the Corporation's share of net assets of the joint venture. The income statement reflects the Corporation's share of the results of operations of the joint venture.

Investment in Environmental Trust Fund

The Corporation controls the Environmental Trust Fund. The Corporation's interest in the assets, liabilities, results and cash flows of the Trust are included in those of the Corporation and its subsidiaries from the date of control over the funds until the date of control ceases.

Notes to the financial statements continued

for the year ended 31 December

1.2 Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous year except as follows:

The Group has adopted the following new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the IFRIC of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2009. Only where the impact of these is material or has been disclosed separately is reference made to the relevant IFRS in the notes to the financial statements.

i. The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and disclosures as follows:

IAS 1, Presentation of Financial Statements (effective from 1 January 2009)

This Standard prescribes the basis for presentation of general purpose financial statements to ensure comparability both with the entity's financial statements of previous periods and with the financial statements of other entities. It sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

IFRS 7, Financial Instrument: Disclosures (effective from 1 January 2009)

The amended Standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognised at fair value. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.

ii. The Group changed the cost formula for measuring work-in-progress and finished goods inventory from standard costing formula to actual cost on a weighted average basis. This coincided with a change in accounting and costing IT systems that now allows the Group to use this method. Due to the system change, it is not practical to determine the cumulative impact on the opening balances of inventory.

iii. New and revised International Financial Reporting Standards and Interpretations issued but not yet effective.

The following Standards, amendments to Standards and Interpretations, effective in future accounting periods have not been adopted in these financial statements:

- *IFRS 2, Amended – Share-based Payments: Group Cash-settled Share-based Payment Transactions* (effective from 1 January 2010)
- *IFRS 3, Business Combinations* (effective from 1 July 2009)
- *IFRS 9, Financial Instruments (Phase 1 of new Standard to replace IAS 39)* (effective from 1 January 2013)
- *IAS 24, Amended – Related-party Disclosures* (effective from 1 January 2011)
- *IAS 27, Consolidated and Separate Financial Statements* (effective from 1 July 2009)
- *IAS 32, Amended – Classification of Rights Issues Denominated in a Foreign Currency* (effective from 1 February 2010)
- *IAS 39, Financial Instruments: Recognition and Measurement – Eligible Hedged Items* (effective from 1 July 2009)
- *IFRIC 14, Amended – Prepayments of a Minimum Funding Requirement* (effective from 1 January 2011)
- *IFRIC 17, Distribution of Non-cash Assets to Owners* (effective from 1 July 2009)

- *IFRIC 18, Transfers to Assets from Customers* (effective from 1 July 2009)
- *IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments* (effective from 1 July 2010)
- *Improvements to IFRS* (effective from April 2009).

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial results or disclosures of the Group.

1.3 Significant accounting judgements, estimates and assumptions

In determining and applying accounting policies, judgement is often required where the choice of specific policy, assumption or accounting estimate to be followed could materially affect the reported results or net financial position of the Group, should it later be determined that a different choice be more appropriate.

Management considers the following to be areas of significant judgement for the Group:

i. Decommissioning and rehabilitation obligations

Estimating the future costs of environmental and rehabilitation obligations is complex and requires management to make estimates and judgements as most of the obligations will be fulfilled in the future and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies, political, environmental, safety, business and statutory considerations.

ii. Asset lives and residual values

Items of property, plant and equipment are depreciated over their useful lives taking into account residual values, where appropriate. Annually, depreciation methods applied and the actual lives and residual values of the assets are assessed and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product lifecycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

iii. Post-retirement employee benefits

Post-retirement medical aid liabilities are provided for certain existing employees. Actuarial valuations are based on assumptions which include employee turnover, mortality rates, the discount rate, healthcare inflation cost and rates of increase in costs.

1.4 Summary of significant accounting policies

a. Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods provided in the normal course of business, net of discounts, sales-related taxes, value added tax and sales between Group entities.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable. Significant risks and rewards of ownership have passed when title and insurance risk has passed to the customer and the goods have been delivered to a contractually agreed location.

b. Interest and dividend income

Interest income and preference dividends are recognised on a time proportionate basis, taking into account the principal amount invested and the effective rates over the period to maturity, when it is determined that such income will accrue to the Group.

Other dividend income is recognised at the time when the amount of the dividend can be measured reliably and the right to receive payment is established.

Notes to the financial statements continued

for the year ended 31 December

c. Inventories

Inventories and work-in-progress are valued at the lower of cost and net realisable value. Stock write-downs to net realisable value and stock losses are expensed during the period in which the write-down or loss occurs. Cost is determined on the following basis:

i. Finished goods and work-in-progress are valued at a weighted average actual cost. For 2008, inventory was valued at standard cost. No restatement of comparative information was deemed necessary as the impact was considered as being immaterial.

ii. Raw materials are valued at delivered cost determined on a moving-average basis, with appropriate reductions for handling and stockpile losses.

iii. Consumable stores are valued at delivered cost determined on a moving-average basis, with appropriate reductions for obsolescence and slow-moving items.

iv. Slag deposits and dumps are carried at zero value. On sale of these deposits and dumps, the revenue generated is accounted for as profit and is included in revenue.

d. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

i. Property, plant and equipment, excluding rolls and linings for forming steel, is depreciated on a straight-line basis at rates that will reflect the outflow of economic benefits from the Group, over the estimated life of the specific asset as a result of utilisation within the operation after taking into account the estimated residual value of the asset.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

ii. The estimated useful lives of property, plant and equipment are as follows:

	Number of years
Improvements to property	20 – 50
Plant	2 – 50
Equipment	2 – 15

Rolls and linings for forming steel are depreciated on the basis of usage.

Land and work under construction are not depreciated. Work under construction becomes depreciable when the assets are substantially ready for their intended use and depreciated over their useful life.

Mineral rights are valued at historical cost and amortised on the basis of tonnage mined.

The Group annually reviews all of its depreciation rates, residual values and depreciation methods to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

iii. Expenditure incurred to replace a component at intervals greater than once a year of an item of property, plant and equipment, including major inspection and overhaul expenditure, is capitalised and depreciated over the period during which enduring benefits will be enjoyed, and the component replaced is derecognised.

Major maintenance expenditure, with intervals in excess of once a year, is capitalised and depreciated over the period during which enduring benefits will be enjoyed. Day-to-day maintenance and repairs expenditure, incurred in intervals shorter than once a year, are charged against income when incurred.

iv. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gains or losses arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised. Gains and losses on disposals are determined by comparing the net disposal proceeds with the carrying amount of the asset and are included in profit before interest and taxation, but adjusted in calculating headline earnings.

e. Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys the right to use the asset.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership and the rights to control the asset to the lessee. All other leases are classified as operating leases and are recognised as an expense in the income statement on a straight-line basis over the lease term.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at the inception of the lease and a corresponding liability is raised. Capitalised leased assets are depreciated using the straight-line method over the expected useful lives of the assets. Finance lease obligations, net of finance charges, are included in liabilities.

Finance lease payments are allocated between the lease finance cost and the capital repayment using the effective interest rate method. Lease finance costs are charged to operating income.

f. Impairment of non-financial assets

The Group assesses all assets on an ongoing basis to determine whether there is any indication that assets are impaired or if the reversal of a previously recognised impairment is required. If any such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment or reversal (if any).

The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognised immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset in previous periods. A reversal of an impairment is recognised as income.

g. Taxation

Income tax provided on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is also recognised therein. Deferred tax is recognised for all taxable temporary differences.

i. Current tax

The charge for current tax is based on the results for the year as adjusted for items of permanent difference, non-assessable income or disallowed expenses. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. Prior year over- and under-provisions are also adjusted during the current year.

Additional income taxes that arise from the distribution of dividends are recognised at the same time that the dividends are declared.

Notes to the financial statements continued

for the year ended 31 December

ii. Deferred tax

Deferred tax is accounted for using the balance sheet approach in respect of temporary differences arising from those between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

iii. Value added tax

Revenue, expenses and assets are recognised net of the amount of value added tax except:

- Where the value added tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the value added tax is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables that are stated with the amount of value added tax included:

The net amount of value added tax recoverable from, or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

h. Foreign exchange

i. Foreign exchange translation

The South African Rand is the functional currency of the Corporation which reflects the economic substance of the underlying events and circumstances. The exchange rate of SA Rand to Euro used in preparing the consolidation of the Corporation's subsidiary incorporated Austria into the Group's financial statements was as follows:

	Weighted average rate	Closing rate
Year ended 31 December 2009	**11.62**	**10.62**
Year ended 31 December 2008	11.31	12.82

The weighted average exchange rates have been calculated based on the average of the exchange rates during the relevant year and weighted according to the revenue of the Group's businesses.

ii. Transactions and balances

In preparing the financial statements of the individual entities in the Group, transactions in currencies other than the entity's functional currency are recorded at rates of exchange prevailing on the date of the transactions. For our main subsidiary, the functional currency is the Euro.

At each balance sheet date, monetary items denominated in foreign currency are translated at the rates prevailing on the balance sheet date. Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in profit or loss for the period.

iii. Overseas subsidiaries

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign subsidiaries are expressed in the presentation currency of the Group using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at date of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the Group's foreign currency translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of. Exchange differences arising on the loan to a subsidiary that forms part of the net investment in the subsidiary are recognised in the consolidated financial statements as part of equity and included in the Group's currency translation reserve.

i. Employee benefits

i. Pension and post-retirement medical benefits

The Group operates a defined contribution scheme for its employees as well as a post-retirement medical benefit scheme.

The obligation to provide post-retirement medical aid benefits is recognised with reference to actuarial valuations performed annually.

Actuarial gains or losses are recognised as income or expense when the net cumulative unrecognised actuarial gains or losses for the plan at the end of the previous period exceeded 10% of the defined benefit obligation at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are immediately recognised.

Contributions made by the Group in respect of defined contribution funds are charged as an expense as service is rendered.

ii. Medical

Contributions by the Group in respect of employees are expensed in the period in which the related service is rendered by the employee. Medical aid plans are controlled by non-related administrators.

iii. Short- and long-term benefits

The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances and other contributions are recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits for leave and retention bonus is recognised and provided for at balance sheet date, based on current salary rates and company contributions.

The Group recognises a liability and an expense for profit-sharing bonus incentives where contractually obliged or where there is a past practice that has created a constructive obligation.

iv. Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Notes to the financial statements continued

for the year ended 31 December

j. Intangible assets

i. Research and development

Research costs incurred with the prospect of gaining new scientific or technical knowledge and understanding are recognised as an expense in the period in which it is incurred.

Development costs are generally expensed in the period in which they are incurred. Development costs that relate to an identifiable product or process that is demonstrated to be technically or commercially feasible, for which the Group has sufficient resources to bring to market and which is expected to result in future economic benefits, are recognised as intangible assets. Development costs will only be recognised as an intangible asset if the cost can be measured reliably.

Development costs that are included in the cost of development assets include the cost of material, direct labour and an appropriate portion of overheads. Capitalised development expenditure is shown at cost less accumulated amortisation and accumulated impairment losses. Amortisation on development costs is provided for on a straight-line basis over the expected economic life of the related development.

If a project is abandoned during the development stage, the total accumulated expenditure is expensed in the period that it is abandoned.

ii. Patents

Expenditure to register patents and renew patents is written off in the period in which it is incurred.

k. Financial assets and financial liabilities

Financial assets

Initial recognition

Financial assets within the scope of *IAS 39* are classified as financial assets at fair value through the income statement, loans and receivables, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

Financial assets are recognised initially at fair value plus, in the case of investments not at fair value through the income statement, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a timeframe established by regulation or convention in the marketplace are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

The Group's financial assets include cash and cash equivalents, short-term deposits, trade and other receivables and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

i. Financial assets at fair value through the income statement

Financial assets at fair value through the income statement include financial assets held-for-trading and financial assets designated upon initial recognition at fair value through the income statement. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by *IAS 39*. Financial assets at fair value through the income statement are carried in the balance sheet at fair value with gains or losses recognised in the income statement.

ii. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

iii. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the two preceding categories. After initial measurement, available-for-sale financial assets are measured at fair value with unrealised gains or losses recognised directly in equity until the investment is derecognised, at which time the cumulative gain or loss recorded in equity is recognised in the income statement, or determined to be impaired, at which time the cumulative loss recorded in equity is recognised in the income statement.

Financial liabilities

i. Initial recognition

Financial liabilities within the scope of *IAS 39* are classified as financial liabilities at fair value through the income statement or loans and borrowings. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognised initially at fair value and in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, bank overdraft, loans and borrowings and derivative financial instruments.

ii. Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

iii. Financial liabilities at fair value through the income statement

Financial liabilities at fair value through the income statement include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through the income statement. Gains or losses on liabilities held-for-trading are recognised in the income statement.

iv. Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a current enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Amortised cost of financial instruments

Amortised cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

Notes to the financial statements continued

for the year ended 31 December

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Trade and other receivables

For amounts due from trade and other receivables carried at amortised cost, the Group first assesses for each whether objective evidence of impairment exists individually that are significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individual financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses these for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, excluding future expected credit losses that have not yet been incurred. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Trade and other receivables together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognised in the income statement.

The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate. If a trade and other receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement; increases in their fair value after impairment are recognised directly in equity.

Derecognition of financial instruments

Financial assets

A financial asset is derecognised when:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either

(a) the Group has transferred substantially all the risks and rewards of the asset, or

(b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognised to the extent of the Group's continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset, is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Derivative financial instruments

Initial recognition and subsequent measurement

The Group uses derivative financial instruments such as forward currency contracts to hedge its foreign market risks. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year are taken directly to the income statement.

The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. The forward exchange rate is referenced to current forward exchange rates for contracts with similar maturity profiles.

I. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, for which it is probable that an outflow of future economic benefits will occur, and a reliable estimate can be made of the amount of the obligation.

Notes to the financial statements continued

for the year ended 31 December

Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date and is discounted to present value where the effect is material. Policies relating to specific provisions are detailed below:

i. Provisions for repairs and maintenance

All provisions for repairs and maintenance are based on the work which has been completed by service and goods providers at year-end that had not been invoiced by the relevant supplier.

ii. Provision for environmental expenditure

Provision is made for environmental rehabilitation cost where either a legal or constructive obligation is recognised as a result of past events. Measurement of environmental liabilities is based on the current legal requirements and existing technology. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the provision. The unwinding of the discount is expensed as it is incurred and is recognised in the income statement as a finance cost. The carrying amount of liabilities is regularly reviewed and adjusted for appropriate new facts or changes in law or technology.

Cost of ongoing current programmes to prevent and control emissions and to rehabilitate the environment is charged against income as incurred.

iii. Future operating costs or losses

No provision is made for future operating costs or losses.

m. Dividends

Dividends payable to holders of equity instruments are recognised in the period in which they are authorised and approved by the Board of Directors. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year-end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

n. Discontinued operations

Discontinued operations are material, distinguishable components of an enterprise that have been sold, or are the subject of formal plans for disposal or discontinuance. The profit or loss on the sale of a discontinued operation is determined up to the discontinuance date.

Non-current assets and disposal groups classified as held-for-sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered through a sale transaction, rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from normal income and expenses down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated/amortised.

o. Earnings per share

Basic earnings per share comprise the profit on all activities after taxation attributable to the equity shareholders of the parent entity, divided by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share represent the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of dilutive shares resulting from share options.

p. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

The Group capitalises borrowing costs for all eligible assets where construction was commenced on or after 1 January 2008. The Group continues to expense borrowing costs relating to construction projects that commenced prior to 1 January 2008.

q. Cash and short-term deposits

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above.

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
2. Other income and expenses				
2.1 Other operating income				
Dividends from subsidiary company	**—**	—	**393**	910
2.2 Other operating expenses				
Litigation	**(12)**	—	**(12)**	—
Net loss on disposal of property, plant and equipment (note 25.1 and 25.5)	**(6)**	(13)	**(6)**	(13)
Other operating expenses	**(20)**	(17)	**(20)**	(17)
Total other operating expenses	**(38)**	(30)	**(38)**	(30)
2.3 Finance costs				
Continuing operations				
Interest on overdrafts and other	**(4)**	(4)	**(4)**	(4)
Interest on taxation	**(16)**	(2)	**(16)**	(2)
Interest on environmental rehabilitation provision	**(28)**	(23)	**(28)**	(23)
Interest on post-retirement medical benefits provision	**(13)**	(10)	**(13)**	(10)
Total finance costs – continuing operations	**(61)**	(39)	**(61)**	(39)
Discontinued operations				
Interest on overdrafts and other	**—**	(3)	**—**	(3)
Interest on environmental rehabilitation provision	**—**	(13)	**—**	(13)
Total finance costs – discontinued operations	**—**	(16)	**—**	(16)
Total finance costs (note 25.3)	**(61)**	(55)	**(61)**	(55)

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
2. Other income and expenses continued				
2.4 Finance income				
Continuing operations				
Interest on cash investments	**65**	146	**64**	144
Other finance income	**8**	6	**8**	6
Total finance income – continuing operations	**73**	152	**72**	150
Discontinued operations				
Other finance income	**—**	3	**—**	3
Total finance income – discontinued operations	**—**	3	**—**	3
Total finance income	**73**	155	**72**	153
2.5 Depreciation and costs of inventories included in the income statement				
Included in cost of sales:				
Depreciation	**232**	240	**232**	240
Write-down of inventories to net realisable value	**101**	—	**101**	—
Costs of inventories recognised as an expense	**3 353**	5 416	**2 554**	3 917
Included in administrative expenses:				
Depreciation	**14**	12	**14**	12
Net foreign exchange differences	**4**	(13)	**4**	(13)
Auditors' remuneration				
Audit fees	**3**	3	**3**	3
Other assurance services	**—**	1	**—**	1
Research costs	**—**	2	**—**	2
2.6 Employee benefits expense				
Salaries and wages	**679**	618	**679**	618
Staff benefits expenses	**55**	215	**55**	215
Pension costs	**44**	48	**44**	48
Post-retirement benefits expenses	**12**	9	**12**	9
Total employee benefits expense	**790**	890	**790**	890

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
3. Taxation				
3.1 Taxation charge				
South African				
Normal				
Current	**2**	883	**2**	883
Prior year over provision	**—**	—	**—**	—
Other	**—**	15	**—**	15
Deferred				
Current	**23**	(89)	**23**	(89)
Rate change	**—**	(13)	**—**	(13)
Prior year under/(over) provision	**10**	(5)	**10**	(5)
Other				
Secondary Tax on Companies	**—**	316	**—**	316
Non-South African				
Normal				
Current	**6**	115		
Income tax expense	**41**	1 222	**35**	1 107
Attributable to:				
Continuing operations	**41**	1 015	**35**	900
Discontinued operations (note 5)	**—**	207	**—**	207
	41	1 222	**35**	1 107
	%	%	**%**	%
3.2 Taxation rate reconciliation				
Standard rate	**28.0**	28.0	**28.0**	28.0
Non-taxable income	**(1.4)**	(2.1)	**(26.4)**	(9.0)
Prior year over provision	**5.1**	(0.1)	**2.6**	(0.1)
Secondary Tax on Companies	**—**	8.3	**—**	8.4
Permanent difference arising from the sale of business divisions	**(0.3)**	(1.2)	**(0.3)**	(1.2)
Rate change	**—**	(0.3)	**—**	(0.3)
Difference in statutory taxation rates	**(0.6)**	(0.4)	**—**	—
Non-deductible/(deductible) expenditure	**(10.7)**	(1.3)	**4.2**	2.5
Capital gains tax	**0.1**	0.8	**0.1**	0.8
Other	**—**	0.4	**—**	0.4
Tax charge/(credit) for the year expressed as a percentage of profit before taxation	**20.2**	32.1	**8.2**	29.5

4. **Net profit/(loss) on disposals**

Rand Carbide – 2008

On 1 February 2008 Rand Carbide which was considered non-core and which operated in the ferro-alloy segment was sold. Details of the disposal is outlined below:

	Group	Corporation
	Rm	Rm
Total proceeds	298	298
Net asset value disposed of	(75)	(75)
Profit on disposal of operation before taxation	223	223
Taxation	(29)	(29)
Profit after taxation	194	194

Vanadium assets – 2008

On 29 August 2008 the Vanchem division and the Corporation's 50% interest in South Africa Japan Vanadium (Proprietary) Limited which operated in the vanadium segment were sold pursuant to conditions set by the European Competition Commission related to the acquisition of the Group by Evraz. Details of the disposal is outlined below:

	Group	Corporation
	Rm	Rm
Total proceeds	946	946
Net asset value disposed of	(1 156)	(1 156)
Loss on disposal of operation before taxation	(210)	(210)
Taxation	44	44
Loss after taxation	(166)	(166)
Total – 2008		
Total proceeds	1 244	1 244
Net asset value disposed of	(1 231)	(1 231)
Profit on disposal of operation before taxation (note 25.1 and 25.6)	13	13
Taxation	15	15
Profit after taxation	28	28

Notes to the financial statements continued

for the year ended 31 December

	Group and Corporation	
	2009 Rm	2008 Rm

5. **Discontinued operations**

On 9 October 2007, the Group publicly announced the decision of its Board of Directors to dispose of the Rand Carbide division of the Corporation. Rand Carbide manufactures mainly ferrosilicon and formed part of the ferro-alloys segment of the Group. The Rand Carbide division, considered non-core to the Group's business, was disposed of effective 1 February 2008. Further, as part of the European Competition Commission's ruling on the acquisition of the Group by Evraz, the Group was required to dispose of Vanchem, a division of the Group, and the Group's share in South Africa Japan Vanadium (Proprietary) Limited (SAJV). Both Vanchem and SAJV operated in the vanadium segment of the Group. These entities were disposed of effective 29 August 2008.

The results of these disposal groups are presented below:

	2009 Rm	2008 Rm
Revenue	—	1 288
Cost of sales	—	(597)
Gross profit	—	691
Selling and distribution costs	—	(21)
Administrative expenses	—	(55)
Other operating expenses	—	—
Operating profit	—	615
Finance costs	—	(16)
Finance income	—	3
Profit before disposal of discontinued operations	—	602
Profit on disposal of discontinued operations	—	13
Profit before tax from discontinued operations	—	615
Income tax expense	—	(207)
Profit for the year from discontinued operations	—	408

	Group and Corporation	
	2009 Rm	2008 Rm
5. Discontinued operations continued		
The assets and related liabilities of these disposal groups were:		
Assets		
Property, plant and equipment	—	—
Inventories	—	—
Trade and other receivables	—	—
Assets classified as held-for-sale	—	—
Liabilities		
Trade and other payables	—	—
Long-term provisions	—	—
Liabilities directly associated with assets classified as held-for-sale	—	—
Net assets directly associated with disposal groups	—	—
The net cash flows of the disposal groups are as follows:		
Cash inflow from operating activities	—	323
Cash outflow from investing activities	—	(58)
Cash outflow from financing activities	—	—
Net cash inflow	—	265

	Group			
	2009		2008	
	Basic	**Basic diluted**	Basic	Basic diluted
6. Earnings per share				
6.1 Basic earnings per share				
Earnings from continuing operations (Rm)	**163**	**163**	2 176	2 176
Earnings from discontinued operations (Rm)	—	—	408	408
Earnings from total operations (Rm)	**163**	**163**	2 584	2 584
Weighted average number of ordinary shares in issue	**99 150 098**	**99 150 098**	99 150 098	99 150 098
Earnings per share from continuing operations (cents)	**164.4**	**164.4**	2 194.7	2 194.7
Earnings per share from discontinued operations (cents)	—	—	411.4	411.4
Total basic earnings per share (cents)	**164.4**	**164.4**	2 606.1	2 606.1

Notes to the financial statements continued

for the year ended 31 December

	Group			
	Headline	**Headline diluted**	Headline	Headline diluted
6. Earnings per share continued				
6.2 Headline earnings per share				
Earnings from continuing operations (Rm)	**167**	**167**	2 192	2 192
Earnings from discontinued operations (Rm)	**—**	**—**	380	380
Earnings from total operations (Rm)	**167**	**167**	2 572	2 572
Weighted average number of ordinary shares in issue	**99 150 098**	**99 150 098**	99 150 098	99 150 098
Earnings per share from continuing operations (cents)	**168.1**	**168.1**	2 210.6	2 210.6
Earnings per share from discontinued operations (cents)	**—**	**—**	383.5	383.5
Total headline earnings per share (cents)	**168.1**	**168.1**	2 594.1	2 594.1

	2009 Rm	2008 Rm
The reconciliation of headline earnings is as follows:		
Profit for the year	**163**	2 584
Add after tax effect of:		
Loss on disposal of discontinued operations (note 4)	**—**	(28)
Impairment losses recognised	**—**	5
Net loss on disposal, adjustments and scrapping of property, plant and equipment	**4**	11
Headline earnings	**167**	2 572
Determination of weighted average number of shares for calculating diluted earnings per share		
Weighted average number of ordinary shares in issue	**99 150 098**	99 150 098

	Per share		Group and Corporation	
	2009 Cents	2008 Cents	**2009 Rm**	2008 Rm
7. Distributions to shareholders				
Interim (2008: No. 69)	**—**	1 400	**—**	1 388
Special (2008: No. 68)	**—**	1 800	**—**	1 785
Total dividends paid	**—**	3 200	**—**	3 173

No final dividend in respect of 2009 is proposed.

	Group				
	Land and mineral rights Rm	Improvements to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
8. Property, plant and equipment					
Cost					
31 December 2007	20	64	2 398	513	2 995
Additions	—	—	—	546	546
Transfers from work under construction	—	6	263	(269)	—
Operating costs capitalised	—	—	—	3	3
Disposals and scrappings	(5)	(10)	(45)	—	(60)
Transfer to non-current assets classified as held-for-sale	(6)	(2)	(10)	(70)	(88)
31 December 2008	9	58	2 606	723	3 396
Additions	—	—	—	202	202
Transfers from work under construction	—	2	519	(521)	—
Disposals, scrappings and residual value adjustments	*	*	(128)	—	(128)
31 December 2009	**9**	**60**	**2 997**	**404**	**3 470**
Accumulated depreciation and impairment					
31 December 2007	2	33	1 197	—	1 232
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 2.5)	—	3	249	—	252
Depreciation charge for the year	—	3	255	—	258
Change in estimated useful lives	—	—	(6)	—	(6)
Disposals and scrappings	—	(4)	(40)	—	(44)
31 December 2008	2	32	1 406	—	1 440
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 2.5)	—	3	243	—	246
Depreciation charge for the year	*	3	245	—	248
Change in estimated useful lives	—	—	(2)	—	(2)
Disposals, scrappings and residual value adjustments	—	*	(100)	—	(100)
31 December 2009	**2**	**35**	**1 549**	**—**	**1 586**

** Less than R1 million.*

Notes to the financial statements continued

for the year ended 31 December

	Group				
	Land and mineral rights Rm	Improvements to property Rm	Plant and equipment Rm	Work under construction Rm	Total Rm
8. **Property, plant and equipment** continued Net carrying amount					
31 December 2009	**7**	**25**	**1 448**	**404**	**1 884**
31 December 2008	7	26	1 200	723	1 956

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the Group on request.

The headline earnings has been adjusted by R6 million loss before taxation (2008: R13 million loss) on disposal of property, plant and equipment and scrapping of property, plant and equipment. The after taxation adjustment to headline earnings amounts to R4 million loss (2008: R11 million loss) (note 6).

No plant and equipment was decommissioned during the year (2008: R Nil).

During the year, the Group carried out a review of the estimated remaining useful lives of its property, plant and equipment. The review led to the re-estimation of the useful lives of property, plant and equipment with a cost of R461 million (2008: R2 148 million) and a net carrying amount of R255 million (2008: R932 million). This resulted in an increase in the carrying amount of these items of R2 million (2008: R6 million). The effect of this was an additional depreciation charge of below R1 million (2008: additional charge of below R1 million) during the current year, with the balance of R Nil million (2008: R5 million) subject to depreciation in future years.

During the above review, property, plant and equipment with an original cost of R62 million (2008: R23 million) and a carrying amount of R7 million (2008: R7 million) on the fixed asset register were identified as no longer in use. These assets were scrapped during the year.

	Corporation				
	Land and mineral rights Rm	Improve-ments to property Rm	Plant and equip-ment Rm	Work under con-struction Rm	Total Rm
8. Property, plant and equipment continued					
Cost					
31 December 2007	20	64	2 398	513	2 995
Additions	—	—	—	546	546
Transfers from work under construction	—	6	263	(269)	—
Operating costs capitalised	—	—	—	3	3
Disposals and scrappings	(5)	(10)	(45)	—	(60)
Transfer to non-current assets classified as held-for-sale	(6)	(2)	(10)	(70)	(88)
31 December 2008	9	58	2 606	723	3 396
Additions	—	—	—	202	202
Transfers from work under construction	—	2	519	(521)	—
Disposals, scrappings and residual value adjustments	*	*	(128)	—	(128)
31 December 2009	**9**	**60**	**2 997**	**404**	**3 470**
Accumulated depreciation and impairment					
31 December 2007	2	33	1 197	—	1 232
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 2.5)	—	3	249	—	252
Depreciation charge for the year	—	3	255	—	258
Change in estimated useful lives	—	—	(6)	—	(6)
Disposals and scrappings	—	(4)	(40)	—	(44)
31 December 2008	2	32	1 406	—	1 440
Depreciation, impairment and change in estimated useful lives of property, plant and equipment (note 2.5)	—	3	243	—	246
Depreciation charge for the year	*	3	241	—	244
Change in estimated useful lives	—	—	2	—	2
Disposals and scrappings	—	*	(100)	—	(100)
31 December 2009	**2**	**35**	**1 549**	**—**	**1 586**

** Less than R1 million.*

Notes to the financial statements continued

for the year ended 31 December

	Corporation				
	Land and mineral rights Rm	Improve-ments to property Rm	Plant and equip-ment Rm	Work under con-struction Rm	Total Rm
8. Property, plant and equipment continued Net carrying amount					
31 December 2009	**7**	**25**	**1 448**	**404**	**1 884**
31 December 2008	7	26	1 200	723	1 956

A register giving details of all property, plant and equipment including freehold property is available for inspection at the registered office of the Group on request.

No plant and equipment was decommissioned during the year (2008: R Nil).

During the year, the Group carried out a review of the estimated remaining useful lives of its property, plant and equipment. The review led to the re-estimation of the useful lives of property, plant and equipment with a cost of R461 million (2008: R2 148 million) and a net carrying amount of R255 million (2008: R932 million). This resulted in an increase in the carrying amount of these items of R2 million (2008: R6 million). The effect of this was an additional depreciation charge of below R1 million (2008: additional charge of below R1 million) during the current year, with the balance of R Nil (2008: R5 million) subject to depreciation in future years.

During the above review, property, plant and equipment with an original cost of R62 million (2008: R23 million) and a carrying amount of R7 million (2008: R7 million) on the fixed asset register were identified as no longer in use. These assets were scrapped during the year.

	Corporation	
	2009 Rm	2008 Rm
9. Investment in subsidiary and joint venture		
9.1 Investment in subsidiary		
Cost of unlisted shares	**1**	1
Unsecured loan to subsidiary	*****	*
	1	1

**Less than R1 million.*

Details of holdings in individual investments are set out on page 188.

	Group and Corporation	
	2009 Rm	2008 Rm
9.2 Interest in joint venture		
During 2008 the Corporation sold its 50% share in South Africa Japan Vanadium (Proprietary) Limited, a company that converts vanadium pentoxide into ferrovanadium.		
Investment at cost less impairment losses recognised	**—**	—
Unsecured loan to joint venture less impairment losses recognised	**—**	—
	—	—
Loan to joint venture	**—**	—

Details of holdings in individual investments are set out on page 188.

The following are summarised financial statements for the Corporation's proportionate share in the joint venture for the year under review.

	2009 Rm	2008 Rm
Income statements		
Revenue	**—**	287
Profit before taxation	**—**	11
Balance sheets		
Assets		
Property, plant and equipment	**—**	—
Current assets	**—**	—
	—	—
Equity and liabilities		
Investment in unlisted shares (at cost)	**—**	—
Accumulated loss	**—**	—
Group's interest	**—**	—
Long-term loans and provisions	**—**	—
Current liabilities	**—**	—
	—	—

Notes to the financial statements continued

for the year ended 31 December

	Group and Corporation	
	2009 Rm	2008 Rm
9. Investment in subsidiary and joint venture continued		
9.2 Interest in joint venture continued		
Cash flow statements		
Cash inflow from operating activities	—	56
Cash outflow from investing activities	—	—
Net cash inflow	—	56

	Corporation	
	2009 Rm	2008 Rm
9.3 Total interest in subsidiary and joint venture		
Unlisted shares at cost	**1**	1
Investment at cost less impairment	—	—
Total investment in subsidiary and joint venture	**1**	1

	Group	
	2009 Rm	2008 Rm
10. Investments		
Available-for-sale investments		
VRB Power Systems Inc.		
Investment at cost	—	1
Impairment of investment	—	(1)
Fair value at end of year	—	—

On 20 November 2008, VRB Power Systems Inc. filed for liquidation. As a result, the investment in this company has been impaired.

		Group		Corporation	
		2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
11.	**Inventories**				
	Finished goods	**159**	230	**159**	230
	Work-in-progress	**546**	145	**546**	145
	Raw materials	**372**	331	**326**	279
	Consumable stores	**151**	125	**151**	125
	Inventories	**1 228**	831	**1 182**	779

The amount of write-down of inventories recognised as an expense in the income statement due to net realisable value provision requirement is R101 million (work-in-progress R76 million and finished goods R25 million) (note 2.5).

		Group		Corporation	
12.	**Trade and other receivables**				
	Trade receivables	**677**	545	**530**	342
	Other receivables	**22**	224	**394**	224
	Trade and other receivables	**699**	769	**924**	566
		2009	2008	**2009**	2008
	Age analysis of trade receivables past due but not impaired is:				
	31 to 60 days	**171**	91	**171**	91
	61 to 90 days	**26**	24	**26**	24
	In excess of 91 days	**17**	26	**17**	26
		214	141	**214**	141
	Age analysis of other receivables past due but not impaired is:				
	In excess of 121 days	*	223	*	223
		*	223	*	223
	Age analysis of other receivables past due but impaired is:				
	In excess of 121 days	—	66	—	66
		—	66	—	66
	The movement in the provision for impairment against total receivables is as follows:				
	At the beginning of the year	**65**	1	**65**	1
	Unused amounts reversed	**(5)**	—	**(5)**	—
	Bad debts written off against provision	**(60)**	—	**(60)**	—
	Charged for the year	**2**	64	**2**	64
	At the end of the year	**2**	65	**2**	65

Less than R1 million.

Provision for impairment is derived by individually assessing the recoverability of all receivables.

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
13. Prepayments				
Prepayments	**12**	180	**12**	180

Prepayments consist of prepayments for capital items purchased.

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
14. Cash and short-term deposits				
14.1 Cash and cash equivalents	**1 074**	1 601	**821**	1 432
14.2 *Less:* interest-bearing loans and borrowings (note 21)	**(2)**	*	**(6)**	(4)
14.3 Net cash and short-term deposits (note 25.7)	**1 072**	1 601	**815**	1 428

** Less than R1 million.*

During the year cash and cash equivalents were placed at tenures ranging between overnight and 90 days and earned interest ranging between 6.64% and 9.87% (2008: 8.41% and 12.84%). Included in the cash and cash equivalents at year-end is cash that is denominated in foreign currency of R24 million (2008: R1 million), earning interest at an average rate of between 0.27% and 1.35% (2008: between 1.00% and 5.04%). The R2 million loan is denominated in foreign currency and interest of 1.48% is applicable.

	Group and Corporation	
	2009 Rm	2008 Rm
15. Issued capital and premium		
Authorised		
139 990 000 ordinary shares of R1 each	**140**	140
1 000 000 variable rate redeemable cumulative preference shares of 1 cent each	*	*
Issued		
99 150 098 (2008: 99 150 098) ordinary shares of R1 each	**99**	99
Share premium	**486**	486
Balance at end of year	**585**	585

** Less than R1 million.*

During the year no shares were issued (2008: Nil).

The directors are authorised to allot, all or any of the remaining unissued shares on such terms and conditions as they may determine. This authority will remain in place until the next Annual General Meeting.

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
16. Other capital reserves				
16.1 Translation reserves				
Balance at beginning of year	**191**	94	**1**	1
Currency translation differences	**(37)**	97	**—**	—
Other	**(1)**	—	**(1)**	—
Balance at end of year	**153**	191	**—**	1
16.2 Fair value reserve				
VRB Power Systems Inc.				
Balance at beginning of year	**—**	*		
Revaluation of investment in VRB Power Systems Inc.	**—**	7		
Recognition of fair value reserve through income statement	**—**	(7)		
Balance at end of year	**—**	—		
16.3 Total				
Translation reserves	**153**	191	**—**	1
Fair value reserve:				
VRB Power Systems Inc.	**—**	—	**—**	—
Total other capital reserves	**153**	191	**—**	1

** Less than R1 million.*

17. Provisions

Included under provisions are the following major categories which have arisen as a result of past obligating events which could be reasonably quantified and are expected to be incurred:

Leave pay

In terms of the Group's policy, employees are entitled to accumulate vested leave benefits not taken within a leave cycle.

The provision is reviewed annually.

Bonus

A provision is raised for bonus entitlements applicable to the current year paid in the subsequent year.

Litigation

Provisions are raised for probable legal claims.

Environmental rehabilitation

In accordance with prevailing legislation, provision is made on a progressive basis for environmental rehabilitation costs where a legal or constructive obligation is recognised as a result of past events and where cost of future expenditure can be reliably quantified. Estimates are based on costs and are regularly reviewed and adjusted as appropriate for new circumstances.

Post-retirement medical benefits

(Refer note 26 – Medical benefits)

Notes to the financial statements continued

for the year ended 31 December

	Group and Corporation						
	Leave pay Rm	Bonus Rm	Litigation Rm	Other Rm	Environmental rehabilitation Rm	Post-retirement medical benefits Rm	Total Rm
17. Provisions continued							
Balance at 31 December 2007	57	28	—	1	311	46	443
Amounts charged to income	48	79	146	—	70	19	362
Payments and debits charged against provision	(60)	(83)	—	—	(2)	(8)	(153)
Balance at 31 December 2008	45	24	146	1	379	57	652
Amounts charged to income	65	54	14	—	33	26	192
Payments and debits charged against provision	(55)	(55)	(73)	*	—	(10)	(193)
Balance at 31 December 2009	**55**	**23**	**87**	**1**	**412**	**73**	**651**
Total non-current provisions							
2009	**—**	**—**	**—**	*****	**396**	**73**	**469**
2008	—	—	—	1	364	57	422
Total current provisions							
2009	**55**	**23**	**87**	**1**	**16**	**—**	**182**
2008	45	24	146	*	15	—	230

**Less than R1 million.*

The environmental rehabilitation provision has been determined by escalating the current value with an expected future inflation rate of 5.5% (2008: 5.5%) and by discounting the escalated amount with a risk adjusted rate of 7.39% (2008: 7.27%).

		Group		Corporation	
		2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
18.	**Deferred tax liability**				
	Movement in deferred tax liabilities:				
	Balance at 1 January 2008	**210**	379	**210**	379
	Adjustment to deferred tax liability calculation	**—**	(62)	**—**	(62)
	Balance at 1 January 2008 (restated)	**210**	317	**210**	317
	Charged to income (note 3.1)	**33**	(107)	**33**	(107)
		243	210	**243**	210
	Deferred taxation is provided on temporary differences applicable to:				
	Capital allowances	**404**	390	**404**	390
	Provisions	**(161)**	(180)	**(161)**	(180)
		243	210	**243**	210

During 2009 it was discovered that adjustments had to be made to the deferred tax calculation for 2008 and 2007 due to misinterpretations on the deferred tax treatment on the disposal of divisions. This resulted in the deferred tax liability for 2007 being overstated by R62 million with R107 million by 2008. These adjustments were not material to the 2008 and 2007 balance sheet or income statement, but the directors decided to adjust for these adjustments in the respective years that they arose, even though they were immaterial for those years. The impact on retained earnings for 2008 was an increase of R45 million and for 2007 an increase of retained earnings of R62 million.

		Group		Corporation	
		2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
19.	**Trade and other payables**				
	Trade payables	**517**	533	**477**	428
	Other payables	**254**	271	**254**	271
	Trade and other payables	**771**	804	**731**	699
20.	**Income tax payable**				
	Balance at beginning of year	**722**	(79)	**607**	(73)
	Income statement charge (excluding deferred taxation) (note 3.1)	**8**	1 329	**2**	1 214
	Interest	**16**	2	**16**	2
	Currency translation on taxation	**(25)**	—	**—**	—
	Taxation paid (note 25.4)	**(565)**	(530)	**(566)**	(536)
	Balance at end of year	**156**	722	**59**	607

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
21. Interest-bearing loans and borrowings				
Call borrowings	**2**	*	**2**	—
Borrowing from Environmental Trust Fund	**—**	—	**4**	4
Total short-term loans (note 14)	**2**	*	**6**	4

**Less than R1 million.*

The directors may, in terms of the Articles of Association, borrow from time to time such sums and for such purposes of the Group as they may deem fit.

Borrowings from the Environmental Trust Fund bear interest at the prevailing call deposit rate.

22. Related party transactions

Related party transactions with fellow subsidiaries and associates of the Group are concluded on an arm's length basis. Details of material related party transactions entered into during the year are summarised below:

	Group and Corporation				
	Capital equipment Rm	Technical services Rm	Sales Rm	Purchases Rm	**Net amounts owed to/ (owed by) as at 31 Dec 2009 Rm**
Evraz Overseas S.A. (fellow subsidiary)				1	*****
East Metals S.A. (fellow subsidiary) – inventory purchased					**13**
East Metals S.A. (fellow subsidiary) – sales			490		**(86)**
Vametco Alloys (Proprietary) Limited (fellow subsidiary)			37		**(11)**
Velcast (fellow subsidiary)	2				**2**
	Corporation				
Hochvanadium Handels GmbH (subsidiary)			129		**40**

**Less than R1 million.*

22. **Related party transactions** continued

	Group and Corporation				
	Capital equipment Rm	Technical services Rm	Sales Rm	Purchases Rm	Net amounts owed to/ (owed by) as at 31 Dec 2008 Rm
Evraz Overseas S.A. (fellow subsidiary)		3			—
Palini e Bertoli (fellow subsidiary)	2				2
East Metals S.A. (fellow subsidiary) – pre-paid inventory				(168)	(168)
East Metals S.A. (fellow subsidiary) – other			30	148	7
Vametco Alloys (Proprietary) Limited (fellow subsidiary)			310		—
South Africa Japan Vanadium (Proprietary) Limited (joint venture)**			427		—
	Corporation				
Hochvanadium Handels GmbH (subsidiary)			139		(13)

*** Related up to 29 August 2008.*

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
23. Commitments				
Capital expenditure approved by the directors				
Contracted	**56**	115	**56**	115
Authorised but not contracted	**195**	199	**195**	199
	251	314	**251**	314

The Group is continuing to invest in assets to ensure future compliance with environmental legislation. The timing and amounts are yet to be finally determined.

It is expected that all capital commitments will be expended in the coming year and be financed out of internally generated cash flow or available cash from borrowings.

24. **Contingent liabilities**

As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R235 million before tax and R169 million after tax (2008: R191 million before tax and R138 million after tax) was issued on 1 February 2007 in favour of the Department of Mineral Resources for the unscheduled closure of Mapochs Mine.

In terms of the Corporation's employment policies, certain employees could become eligible for post-retirement medical aid benefits at any time in the future prior to their retirement subject to certain conditions. The potential liability should they become medical scheme members in the future is R39 million before tax and R28 million after tax (2008: R55 million before tax and R40 million after tax).

As required by certain suppliers of the Corporation, guarantees were issued in favour of these suppliers to the value of R8 million (2008: R8 million) in the event the Corporation will not be able to meet its obligations to the supplier.

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
25. Notes to the cash flow statement				
25.1 Cash generated by/(used in) operations				
Profit before interest, investment income and taxation	**192**	3 706	**24**	2 742
Adjustment for:				
Depreciation, impairment and change in useful lives of property, plant and equipment (note 2.5)	**246**	252	**246**	252
Net loss on disposal and scrapping of property, plant and equipment (note 2.2 and note 4)	**6**	13	**6**	13
Increase in environmental rehabilitation provision	**6**	—	**6**	—
Current service cost (note 26)	**6**	6	**6**	6
Loss/(Profit) on disposal of discontinued operations (note 25.6)	**2**	(13)	**2**	(13)
Decrease in equity-settled share-based payment reserve	**—**	(4)	**—**	(4)
Costs capitalised to property, plant and equipment	**—**	(3)	**—**	(3)
Impairment of available-for-sale investment	**—**	7	**—**	—
Other provisions charged against income	**211**	148	**211**	150
Actuarial losses on post-retirement medical aid recognised (note 26)	**5**	4	**5**	4
Currency translation difference	**8**	42	**—**	—
	682	4 158	**506**	3 147
Increase in inventories	**(356)**	(425)	**(349)**	(433)
(Increase)/Decrease in trade and other receivables	**(165)**	177	**(154)**	145
Increase in prepaid expenditure	*****	(180)	*****	(180)
(Decrease)/Increase in payables and provisions	**(116)**	129	**(76)**	158
Short-term rehabilitation liability payment	**—**	(2)	**—**	(2)
Annuity purchased for pensioners (note 26)	**(10)**	(8)	**(10)**	(8)
	35	3 849	**(83)**	2 827
25.2 Finance and investment income received				
Finance and investment income received (note 2.1 and note 2.4)	**70**	155	**462**	1 063
Realisation of accrual for dividends	**3**	2	**3**	2
Accrual for dividends not yet received	**—**	(3)	**(393)**	(3)
	73	154	**72**	1 062

**Less than R1 million.*

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
25. Notes to the cash flow statement continued				
25.3 Finance charges paid				
Interest paid (note 2.3)	**(61)**	(55)	**(61)**	(55)
Non-cash adjustments:				
Interest on environmental rehabilitation provision	**28**	36	**28**	36
Interest on post-retirement medical benefits provision (note 26)	**13**	10	**13**	10
Interest on taxation	**16**	—	**16**	—
	(4)	(9)	**(4)**	(9)
25.4 Taxation paid				
Amounts (unpaid)/prepaid at beginning of year	**(722)**	79	**(607)**	73
Income statement charge (excluding deferred taxation)	**(8)**	(1 329)	**(2)**	(1 214)
Interest	**(16)**	(2)	**(16)**	(2)
Currency translation reserve on taxation	**25**	—	**—**	—
Amounts unpaid at end of year (note 20)	**156**	722	**59**	607
	(565)	(530)	**(566)**	(536)
25.5 Proceeds from sale of property, plant and equipment				
Book value of property, plant and equipment disposed of	**12**	16	**12**	16
Net loss on disposal of property, plant and equipment (note 2.2)	**(6)**	(13)	**(6)**	(13)
	6	3	**6**	3
25.6 Proceeds from sale of discontinued operations				
Net asset value disposed of	**—**	1 231	**—**	1 231
Profit on disposal of operation before taxation (note 4)	**—**	13	**—**	13
Additional costs incurred	**(2)**	—	**(2)**	—
Proceeds on disposal	**(2)**	1 244	**(2)**	1 244
Interest on late payment included in profit on disposal	**—**	—	**—**	—
Cost to sell	**—**	(23)	**—**	(23)
Add amount outstanding at the beginning of the year	**166**	—	**166**	—
Less amount outstanding at the end of the year	**—**	(166)	**—**	(166)
Cash inflow from disposal	**164**	1 055	**164**	1 055

Notes to the financial statements continued

for the year ended 31 December

	Group		Corporation	
	2009 Rm	2008 Rm	**2009 Rm**	2008 Rm
25. Notes to the cash flow statement continued				
25.7 Reconciliation of movement in net borrowings				
Net cash (used in)/generated by operating activities	**(461)**	3 464	**(581)**	3 344
Net cash (used in)/generated by investing activities	**(32)**	512	**(32)**	512
Effects of exchange rate changes on cash held in foreign currencies	**(36)**	13	**—**	—
Dividends paid	**—**	(3 173)	**—**	(3 173)
Net cash (outflow)/inflow	**(529)**	816	**(613)**	683
Net cash at beginning of year	**1 601**	785	**1 428**	745
Net cash and cash equivalents at end of year (note 14.3)	**1 072**	1 601	**815**	1 428

26. Employee benefit obligations

Retirement benefits

The Group provides retirement benefits for its employees. The schemes available are defined benefit funds and defined contribution funds.

All retirement and pension funds are governed by the South African Pension Funds Act of 1956.

Highveld Retirement Fund

The Highveld Retirement Fund is a defined contribution fund. Members pay a contribution of 6.5% or 7.5% (2008: 6.5% or 7.5%) of pensionable salary, with the employer's contribution of 14% (2008: 14%) of pensionable salary being expensed as incurred.

Defined benefit pension fund

During 2007 the remaining employees belonging to the Highveld Staff Pension Fund exercised an option to transfer to Highveld Retirement Fund and Provident Fund. Applications were lodged in terms of Section 14 to transfer their benefits and at 31 December 2009 these transfers were still in progress.

Multi-employer defined contribution and benefit funds

1 727 Employees (2008: 1 966), excluding joint ventures complement, are members of various multi-employer defined contribution funds as well as defined benefit funds which are controlled by different administrators. The Group contributed R14 million (2008: R16 million) to these funds. The defined benefit fund is a national fund with various participating employers where the Corporation's liability will be limited to its employees who are members of the fund.

Medical benefits

The provision relates to active members who have the right to post-retirement medical benefits. The benefits differ depending on the employee's employment date and entitlement to these benefits is dependent upon the employee remaining in service until retirement age and is subject to periodic review. New engagements after 31 December 2001 do not enjoy any post-retirement medical aid benefits. The Group recognises the estimated aggregate liabilities on an actuarial basis over the working lives of eligible employees. The accumulated post-retirement medical aid obligation and the annual cost of those benefits are determined annually by independent actuaries. When qualifying employees retire annuities are purchased in their names releasing the Corporation of all future liabilities. Annuities of R10 million were acquired in 2009 (2008: R8 million) for qualifying employees proceeding on retirement. The increase from 2008 was due to an increase in number of employees who proceeded on retirement due to the Corporation reducing employee numbers.

	Group and Corporation	
	2009 **Rm**	2008 Rm
26. Employee benefit obligations continued		
Net benefit expense		
Interest cost (note 25.3)	**13**	10
Current service cost (note 25.1)	**6**	6
Net actuarial loss recognised in the year (note 25.1)	**5**	4
Net benefit expense	**24**	20
Benefit liability		
Defined benefit obligation	**110**	146
Unrecognised actuarial losses	**(37)**	(89)
Benefit liability	**73**	57
Medical benefit obligation		
Obligation at beginning of the year	**146**	125
Interest cost (note 25.3)	**13**	10
Current service cost (note 25.1)	**6**	6
Utilised to buy annuities for pensioners (note 25.1)	**(10)**	(8)
Actuarial losses on obligation	**—**	30
Experience adjustments and removal of annuity loadings	**(45)**	—
Disposal of Rand Carbide and vanadium assets (note 17)	**—**	(17)
Obligation at end of the year	**110**	146
The principal assumptions used in determining the post-employment medical benefit obligation are shown below:	**%**	%
Discount rate	**9.50**	9.00
Healthcare cost inflation	**8.00**	7.50

Notes to the financial statements continued

for the year ended 31 December

26. **Employee benefit obligations** continued

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in profit or loss. A 1% change in the assumed healthcare trend rates, without a corresponding change in the discount rate applied would have the following effects:

	1% increase	1% decrease
2009		
Effect on the aggregate current service cost and interest cost	**4**	**(3)**
Effect on the defined benefit obligation	**25**	**(20)**
2008		
Effect on the aggregate current service cost and interest cost	4	(3)
Effect on the defined benefit obligation	33	(25)

The history of experience adjustments are as follows:

	2009 Rm	2008 Rm	2007 Rm	2006 Rm	2005 Rm
Present value of defined benefit obligation	**110**	146	125	104	89
Experience gain/(loss) adjustment on plan liabilities	**17**	(7)	(7)	(2)	(10)

The Group expects to contribute approximately R5 million to its post-retirement medical plan in 2010.

27. Business segments

For management purposes, the Group is organised into business units based on their products and has three reportable operating segments as follows:

Steel division, comprising mainly the Mapochs Mine and the production of vanadium slag, billets, slabs, plate, coils and structurals;

Vanadium division, comprising mainly the production of ferrovanadium. Vanadium pentoxide, ferrovanadium and various vanadium chemicals are included in the discontinued vanadium segment; and

Ferro-alloy division, comprising mainly the production of manganese products, ferrosilicon and other carbonaceous products.

The basis of segment reporting is representative of the internal structure used for management reporting.

Transfer prices between operating segments are set on an arm's length basis in a manner similar to transactions with third parties. Segment income, expense and results will therefore include those transfers between segments which are eliminated on consolidation.

Financial information pertaining to business segments is as follows:

Segmental income statements
for the year ended 31 December

	Steel		Vanadium*		Ferro-alloys		Eliminations		Group total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
Continuing operations										
Revenue from external customers	**3 208**	5 542	**1 044**	2 480	**—**	—	**—**	—	**4 252**	8 022
Results										
Other operating income	**393**	910	**—**	—	**—**	—	**(393)**	(910)	**—**	—
Depreciation	**246**	252	**—**	—	**—**	—	**—**	—	**246**	252
Impairment of available-for-sale investments and recognition of fair value reserve	**—**	—	**—**	7	**—**	—	**—**	—	**—**	7
Cost of inventories recognised as an expense	**2 375**	3 778	**981**	1 646	**—**	—	**(3)**	(8)	**3 353**	5 416
Operating profit	**119**	2 202	**73**	876	**—**	—	**—**	—	**192**	3 078
Discontinued operations										
Revenue from external customers	**—**	—	**—**	1 268	**—**	20	**—**	—	**—**	1 288
Inter-segmental revenue	**—**	—	**—**	4	**—**	6	**—**	(10)	**—**	—
Total revenue from sale of goods	**—**	—	**—**	1 272	**—**	26	**—**	(10)	**—**	1 288
Operating profit	**—**	—	**—**	582	**—**	33	**—**	—	**—**	615

** Hochvanadium and the Highveld vanadium results are included in the vanadium segment.*

Trade and other payables cannot be accurately split for segmental purposes.

Notes to the financial statements continued

for the year ended 31 December

27. Business segments continued

	Steel		Vanadium*		Ferro-alloys		Eliminations		Group total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
Total operations										
Revenue from external customers	**3 208**	5 542	**1 044**	3 748	**—**	20	**—**	—	**4 252**	9 310
Inter-segmental revenue	**—**	—	**—**	4	**—**	6	**—**	(10)	**—**	—
Total revenue from sale of goods	**3 208**	5 542	**1 044**	3 752	**—**	26	**—**	(10)	**4 252**	9 310
Results										
Other operating income	**393**	910	**—**	—	**—**	—	**(393)**	(910)	**—**	—
Depreciation	**246**	252	**—**	—	**—**	—	**—**	—	**246**	252
Impairment of available-for-sale investments and recognition of fair value reserve	**—**	—	**—**	7	**—**	—	**—**	—	**—**	7
Cost of inventories recognised as an expense	**2 375**	3 778	**981**	1 646	**—**	—	**(3)**	(8)	**3 353**	5 416
Operating profit	**119**	2 202	**73**	1 458	**—**	33	**—**	—	**192**	3 693
Operating assets	**4 827**	4 913	**487**	446	**—**	—	**(417)**	(22)	**4 897**	5 337
Operating liabilities	**1 689**	2 172	**548**	235	**—**	—	**(414)**	(19)	**1 823**	2 388

** Hochvanadium and the Highveld vanadium results are included in the vanadium segment.*

Trade and other payables cannot be accurately split for segmental purposes.

Financial information pertaining to geographical segments is as follows:

	Africa		Americas		Europe		Australasia		Group	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	Rm	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm	**Rm**	Rm
Continuing operations										
Revenue by location of customer	**2 595**	4 975	**74**	137	**1 112**	2 733	**471**	177	**4 252**	8 022
Discontinued operations										
Revenue by location of customer	**—**	530	**—**	463	**—**	239	**—**	56	**—**	1 288

In 2009, sales to three customers (2008: three customers) were made where the total value per customer exceeded 10% of the total revenue for the Group. The revenue attributable to these customers for the year was 54% (2008: 44%).

Profit before interest and taxation equals segment revenue less segment expenses. Segment expenses represent direct or reasonably allocable expenses on a segmental basis.

Assets and liabilities include directly and reasonably allocable assets and liabilities. Given the concentration of assets and liabilities in South Africa, it is not meaningful to allocate such elements on a geographical basis.

28. Financial instruments

The Group financial instruments consist of trade and other receivables, investments, cash and cash equivalents, bank borrowings, trade and other payables, and derivative financial instruments. Derivative instruments are forward exchange contracts used by the Group for hedging purposes. The Group does not speculate in the trading of such instruments.

28.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risks: foreign currency risk, interest rate risk and commodity price risk. Refer to notes below for further details and sensitivity analysis.

28.2 Foreign currency risk management

As a result of operations in Europe, the Group's balance sheet can be affected by movements in the Rand/Euro exchange rate on translation into the functional currency of the Group.

Consistent with the prior year, the Group mitigates this risk through the regular declaration of dividends from the foreign operation resulting in a low net asset value of the foreign operation in relation to that of the Group and hence the residual exposure is very low. The view is held that the Rand/Euro exchange rate will continue to weaken, further reducing this exposure.

The Group undertakes certain transactions denominated in foreign currencies, hence additional exposures to exchange rate fluctuations arise. These exchange rate exposures are managed within policy parameters, consistent with the prior year, utilising forward exchange contracts. These contracts will mature in the next 12 months.

Trade import and export exposures are hedged using forward exchange contracts.

The Group uses quoted prices in active markets for determining and disclosing the fair value of forward exchange contracts.

Material forward exchange contracts relating to specific balance sheet items at 31 December are summarised below:

	Foreign amount USDm	Contract value Rm	Fair value gain/(loss) Rm
2009			
Exports	**5**	**38**	**1**
Imports	**3**	**22**	**(2)**
2008			
Exports	1	14	*
Imports	9	93	(1)

**Less than R1 million.*

The Group and Corporation utilise forward contracts to eliminate or reduce the exchange risk exposure of accounts receivable denominated in foreign currencies. The Group is party to a variety of foreign currency forward contracts in the management of its foreign exchange rate exposures. The instruments purchased are primarily amounts denominated in the functional currency of the Group. The fair value of these forward cover contracts has been included under trade and other payables. The directors consider that the carrying amounts of trade and other receivables approximate their fair value.

Notes to the financial statements continued

for the year ended 31 December

28. Financial instruments continued

28.2 Foreign currency risk management continued

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonable possible change in exchange rates with other variables held constant, of the Group's profit before tax and the Group's equity:

	Increase/ (Decrease) in exchange rate %	Increase/ (Decrease) in profit before tax Rm	Increase/ (Decrease) in equity at year-end Rm
2009			
ZAR/USD	+10	4	3
ZAR/GBP	+10	*	*
ZAR/Euro	+10	32	23
ZAR/USD	-5	(2)	(2)
ZAR/GBP	-5	*	*
ZAR/Euro	-5	(16)	(12)
2008			
ZAR/USD	+10	9	6
ZAR/GBP	+10	*	*
ZAR/Euro	+10	16	12
ZAR/USD	-5	(4)	(3)
ZAR/GBP	-5	*	*
ZAR/Euro	-5	(8)	(6)

**Less than R1 million.*

28. **Financial instruments** continued

28.3 Interest rate risk management

The Group is exposed to interest rate risk as it borrows funds at floating interest rates. The Group's objective for managing this risk is to minimise the cost of borrowing funds and to maximise the return on deposits. These objectives are achieved by regularly assessing the Group's future cash flows to determine the required maturity profile of borrowings or deposits. There has been no change in the management process of this risk from the prior year. Once the maturity profile is established, suitable instruments are employed to optimise returns. Details of the interest rate profile for cash and cash equivalents are disclosed in note 14.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonable possible change in interest rates with other variables held constant, of the Group's profit before tax and the Group's equity:

	Increase/ (Decrease) in interest rate based on year-end cash position before taxation %	Increase/ (Decrease) in profit before taxation Rm	Increase/ (Decrease) in equity at year-end Rm
2009			
ZAR	**+0.50**	**3**	**3**
	-0.50	**(3)**	**(3)**
2008			
ZAR	+0.50	3	2
	-0.50	(3)	(2)
USD	+0.50	*	*
	-0.50	*	*
Euro	+0.50	*	*
	-0.50	*	*

**Less than R1 million.*

Consistent with the prior year, the Group mitigates this risk through the regular declaration of dividends from the foreign operation resulting in a low net asset value of the foreign operation in relation to that of the Group and hence the residual exposure is very low. The view is held that the Rand/Euro exchange rate will continue to weaken, further reducing this exposure.

Notes to the financial statements continued

for the year ended 31 December

28. **Financial instruments** continued

28.4 Commodity price risk

The Group is not materially affected by the volatility of commodity prices embedded in financial instruments.

28.5 Liquidity risk management

The Group assesses its liquidity needs through continuous monitoring and forecasting of actual cash flows in order to meet all its obligations when they become due.

The liquidity risk is managed by matching the maturity profile of working capital items. Adequate banking and reserve borrowing facilities are maintained to cover potential mismatches in the maturity profile.

	Group				
	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	>5 years Rm	Total Rm
2009					
Assets					
Trade and other receivables	**699**	**—**	**—**	**—**	**699**
Cash and cash equivalents	**1 074**	**—**	**—**	**—**	**1 074**
Liabilities					
Trade and other payables	**771**	**—**	**—**	**—**	**771**
2008					
Assets					
Trade and other receivables	769	—	—	—	769
Cash and cash equivalents	1 601	—	—	—	1 601
Liabilities					
Trade and other payables	804	—	—	—	804

28.6 Credit risk management

Credit risk relates to potential exposure on cash and cash equivalents, investments and trade receivables. The Group limits its exposure arising from money market and derivative instruments by only dealing with well established financial institutions of high credit standing. The Group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions are spread among approved counterparties. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings awarded by international credit rating agencies.

In 2009, sales to three customers (2008: three customers) were made where the total value per customer exceeded 10% of the total revenue for the Group. The revenue attributable to these customers for the year was 54% (2008: 44%). Customers are spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial position of customers and letters of credit or credit guarantee cover is purchased in most cases.

28. **Financial instruments** continued

28.6 Credit risk management continued

The maximum credit exposure for the financial instruments is as follows:

	2009 Rm	2008 Rm
Trade and other receivables	**698**	768
Cash and cash equivalents	**1 074**	1 601
Derivatives	**1**	1
Total credit exposure	**1 773**	2 370

28.7 Fair value of financial assets and liabilities

The carrying amounts for investments, cash and cash equivalents, as well as the current portion of receivables, payables and interest-bearing borrowings, approximate fair value due to the short-term nature of these instruments.

28.8 Capital management

The primary objective of the Group's capital management programme is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise shareholder value.

Changes in economic and operating conditions may necessitate the Group to make adjustments to its capital structure. These adjustments may include changes in policy relating to dividend payments to shareholders, the issue of new equity shares or the return of capital to shareholders.

The Group monitors capital using a gearing ratio which is net debt divided by total capital plus net debt. The Group's policy is to keep the gearing ratio below 40%. The Group includes within net debt interest-bearing loans and borrowings less cash and cash equivalents and loans to joint ventures.

	Group	
	2009 Rm	2008 Rm
Cash and cash equivalents	**1 074**	1 601
Share capital	**585**	585
Reserves	**2 489**	2 364
Total capital	**3 074**	2 949
Gearing ratio	**Ungeared**	Ungeared

29. **Subsequent events**

A new summons was received from the Competition Commission relating to a complaint referring to price fixing allegations of flat products. The allegations are being evaluated and a comprehensive response with requested documentation is being compiled for submission.

A summons was received from Xai-Xai Slag Distributors (Proprietary) Limited and Rothinvest 30 (Proprietary) Limited t/a Xai-Xai Slag Management (in liquidation), which is currently being investigated and considered. The Corporation was advised by its attorneys that the pleadings as received from the plaintiffs are excipiable and an application for exception has been served and filed.

Interest in subsidiaries and joint ventures

for the year ended 31 December

		Issued share capital	Percentage holding	Cost of investment R	Loans and current accounts R
Unlisted subsidiary companies					
Hochvanadium Holding AG *	**2009**	**10 000**	**100**	**505 825**	**(35 012)**
	2008	10 000	100	505 825	(35 012)
Mapochs Mine (Proprietary) Limited – A-class shares **	**2009**	**350**	**—**	**—**	**—**
	2008	350	—	—	—
Mapochs Mine (Proprietary) Limited – Ordinary shares **	**2009**	**650**	**100**	**650**	**—**
	2008	650	100	650	—

**The loan from Hochvanadium Holding AG is unsecured, interest free and has no fixed repayment terms. Hochvanadium Holding AG is incorporated in Austria.*

***Mapochs Mine (Proprietary) Limited was incorporated on 11 April 2008.*

Definitions

Definitions of terms used in the annual financial statements:

Corporation	The Corporation includes Mapochs Mine division, the Highveld Steelworks, Rand Carbide division up to 31 January 2008 and the Vanchem division up to 29 August 2008.
Current assets	Current assets include inventories, trade and other receivables, prepayments and cash and short-term deposits.
Current liabilities	Current liabilities include trade and other payables, short-term provisions, income tax payable and interest-bearing loans and borrowings.
Current ratio	Current assets divided by current liabilities.
Dividend cover (times)	
– Based on declared ordinary dividends	Basic earnings per share (cents) divided by declared ordinary dividends attributable to financial year profits (cents).
– Based on paid ordinary dividends	Basic earnings per share (cents) divided by paid ordinary dividends during current financial year (cents).
Dividend yield percentage	Declared ordinary dividends per share attributable to financial year profits divided by the market share price at year-end expressed as a percentage.
Earnings yield percentage	Group headline earnings per share divided by the market share price at year-end expressed as a percentage.
EBITDA	Earnings before interest, taxation, depreciation and amortisation from total operations.
Environmental Trust Fund	Highveld Steel and Vanadium Corporation Limited Environmental Fund Trust.
Exports as percentage of revenue	Gross value of exports divided by gross revenue expressed as a percentage.
Gross revenue per man-year	Gross revenue (excluding joint ventures) divided by number of employees at year-end (excluding joint ventures).
Group	The Group consists of the Corporation, Mapochs Mine (Proprietary) Limited, Hochvanadium Holding AG and the Highveld Steel and Vanadium Corporation Limited Environmental Fund Trust.
IASB	International Accounting Standards Board.
IFRIC	International Financial Reporting Interpretation Committee.
IFRS	International Financial Reporting Standards issued by the International Accounting Standards Board.
Interest cover	Profit before interest and taxation divided by interest paid.
Investments	Investments include the investment in VRB Power Systems Inc.
Net cash and cash equivalents	Cash and short-term deposits less interest-bearing loans and borrowings and loans from subsidiaries and joint ventures.

Definitions continued

Net cash and cash equivalents as percentage of shareholders' equity	Net cash and cash equivalents divided by shareholders' equity expressed as a percentage.
Net cash inflow/(outflow)	Net cash inflow/(outflow) represents the sum of cash flows from operating and investing activities.
Net worth (cents/share)	Shareholders' equity divided by the ordinary shares in issue.
Non-current liabilities	Non-current liabilities include deferred taxation and long-term provisions.
Price: Earnings ratio	Market share price at year-end divided by Group headline earnings per share.
Quick ratio	Current assets less inventories, divided by current liabilities.
Return on Capital Employed (ROCE)	Profit before interest and taxation divided by the sum of shareholders' equity and non-current liabilities expressed as a percentage.
Shareholders' equity	Shareholders' equity includes issued share capital, share premiums, other capital reserves and retained earnings.
Interest-bearing loans and borrowings as percentage of shareholders' equity	Interest-bearing loans and borrowings divided by shareholders' equity expressed as a percentage.
Total liabilities as percentage of shareholders' equity	Current liabilities and non-current liabilities divided by shareholders' equity expressed as a percentage.



Shareholder information



SHAREHOLDER INFORMATION

Expanding shareholder value through a focus on:

- Financial performance
- Social responsibility
- Environmental sustainability

Shareholders' analysis

as at 31 December

Shareholder spread	Number of shareholders Number	%
Shareholder type		
Public:		
Certificated	630	23.44
Electronic	2 056	76.52
Non-public:		
Certificated	—	0.00
Electronic	1	0.04
Total	2 687	100.00

List of major shareholders having a direct or indirect beneficial interest in 5 per cent or more of the Group's issued shares	Shares	%
Mastercroft Limited*	84 386 344	85.11

**Mastercroft Limited is part of the Evraz Group.*

Ordinary share performance on the JSE Limited
for the year ended 31 December

	2009	2008	2007	2006	2005
Market price per share (cents)					
– year-end	**6 449**	6 399	11 300	7 799	8 480
– highest	**8 065**	19 175	13 997	9 900	8 799
– lowest	**4 550**	5 012	6 975	6 901	3 810
Number of ordinary shares in issue ('000)	**99 150**	99 150	99 150	99 148	99 143
Number of deals recorded	**15 090**	29 661	13 986	22 779	24 725
Volume of shares traded ('000)	**19 414**	33 805	23 230	38 935	51 766
Volume of shares traded as a percentage of total issued shares (%)	**19.58**	34.09	23.43	39.27	52.21
Earnings yield (%)*	**2.61**	40.54	12.89	13.25	20.52
Dividend yield (%)*	**—**	50.01	—	7.69	22.17
Price: Earnings ratio*	**38.36**	2.47	7.76	7.55	4.87

**Based on year-end price per share, headline earnings per share and dividends per share attributable to financial year profits declared.*

Notice of Annual General Meeting

Notice is hereby given that the forty-ninth Annual General Meeting of members of Highveld Steel and Vanadium Corporation Limited will be held at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, Gauteng, on Thursday, 13 May 2010 at 10:00 to conduct the following business:

1. To receive and consider the annual financial statements for the financial year ended 31 December 2009. The auditors' opinion is available for inspection at the Corporation's registered address.
2. To appoint Ernst & Young Inc. as auditors of the Corporation to hold office until the conclusion of the next Annual General Meeting.
3. To elect directors in accordance with the provisions of the Corporation's Articles of Association: M Bhabha, B Ngonyama, PM Surgey and TI Yanbukhtin. Details of the directors standing for re-election are set out on pages 22 to 23 of this annual report.
4. To consider and, if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

   "That the directors be and they are hereby authorised, subject to the provisions of the JSE Limited Listings Requirements: To allot and issue, all or any portion of the remaining unissued ordinary shares of R1 each and the 1 000 000 unissued variable rate redeemable cumulative preference shares of 1 cent each in the capital of the Corporation at such time or times to such person or persons, company or companies, for such consideration and upon such terms and conditions as the directors may from time to time determine."
5. To consider, and if deemed fit, to pass, with or without modification the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

   "That the maximum amount to which the directors are empowered to increase the fees payable in terms of article 73 of the Articles of Association of the Corporation, be increased, in the case of additional sum payable to the Chairman, from R300 000 to R400 000 per annum as of 1 January 2010, or such sums as may be determined in the general meeting."
6. To consider, and if deemed fit, to pass, with or without modification, the following resolution, the reasons for which are stated in the directors' report, as an ordinary resolution:

   "That fees for directors, members and chairmen of committees are as follows:

Committee	Member/Director/Chairman	2010	2009
Board of Directors	Director	**R165 000**	R150 000
	Chairman	**R565 000**	R360 000
Audit and Risk	Member	**R70 000**	R70 000
	Chairman	**R120 000**	R120 000
Remuneration and Nominations	Member	**R50 000**	R50 000
	Chairman	**R75 000**	R75 000
Transformation	Member	**R30 000**	R30 000
	Chairman	**R45 000**	R45 000

Notice of Annual General Meeting continued

7. To appoint CB Brayshaw, B Ngonyama and PM Surgey as members to the Audit and Risk Committee.

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A **Form of Proxy** must be lodged with the share transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a Form of Proxy will not preclude a member from attending the meeting.

A Form of Proxy is included in this report.

Shareholders who have already dematerialised their shares must use the attached **Voting Instruction Form** for the purpose of advising their Central Securities Depository Participant (CSDP) or broker of their voting instructions.

If, however, such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

By order of the Board

Highveld Steel and Vanadium Corporation Limited
Mrs CI Lewis
Company Secretary

eMalahleni
23 March 2010

Business address
Old Pretoria Main Road, eMalahleni, Mpumalanga

Registered office
Portion 93 of the farm Schoongezicht No. 308 JS, eMalahleni, Mpumalanga

Postal address
PO Box 111, Witbank 1035

Share transfer secretaries
Computershare Investor Services (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001

Shareholders' diary

Financial year-end	31 December 2009
Financial statements – publication dates	24 March 2010
Annual financial statements	April 2010
Annual General Meeting	13 May 2010
Interim report	August 2010

Form of Proxy





Registration No. 1960/001900/06
Incorporated in the Republic of South Africa

Share code: HVL
ISIN: ZAE000003422
(the Corporation)

I/We ____

(Name in block letters)

of ____

(Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited, do hereby appoint

____

of ____

or failing him/her ____

of ____

or, failing him/her, the Chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of members to be held on Thursday, 13 May 2010 at 10:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting.

Please indicate how you wish your proxy to vote by placing a cross in the box which applies:

		For	Against	Abstain
1.	Adoption of annual financial statements			
2.	Appointment of auditors			
3.	Election of directors:			
	MA Bhabha			
	B Ngonyama			
	PM Surgey			
	TI Yanbukhtin			
4.	Placing of unissued shares under the control of the directors			
5.	Increase of maxima of Chairman's fees in terms of article 73 of the Articles of Association			
6.	Directors' and Chairman's fees payable to members and chairmen of committees of the Board for 2010			
7.	Appointment of CB Brayshaw, B Ngonyama and PM Surgey as members to the Audit and Risk Committee			

Date: ____________________ Signature: ____________________

Please read the notes and instructions overleaf.

Notes to the Form of Proxy

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation.
2. Every person present and entitled to vote at the Annual General Meeting as a member or as a proxy or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every ordinary share shall have one vote.
3. Please indicate with an "X" in the appropriate spaces overleaf how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Instructions on signing and lodging the Form of Proxy

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.
2. The Chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form:

   (a) under a power of attorney; or
   (b) on behalf of a company;

   unless that person's power of attorney or authority is deposited at the offices of the Corporation's share transfer secretaries not less than 48 (forty-eight) hours before the meeting together with the Form of Proxy.
3. You may insert the name of any person(s) whom you wish to appoint as your proxy in the blank space(s) provided for that purpose.
4. When there are joint holders of shares, any one holder may sign the Form of Proxy.
5. The completion and lodging of this Form of Proxy will not preclude the member who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
6. Completed Forms of Proxy should be returned to the Corporation's share transfer secretaries, Computershare Investor Services (Proprietary) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107), South Africa, so as to reach them not later than 48 (forty-eight) hours before the time set for the holding of the meeting.

Voting Instruction Form




HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED
Registration No. 1960/001900/06
Incorporated in the Republic of South Africa

Share code: HVL
ISIN: ZAE000003422
(the Corporation)

Only for use by shareholders who have dematerialised their shares in the Corporation

For use in respect of the Annual General Meeting to be held at 10:00 on Thursday, 13 May 2010, at The Country Club Johannesburg, Napier Road, Auckland Park, Johannesburg, Gauteng.

Shareholders who have already dematerialised their shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolution in the space provided below. However, should such shareholders wish to attend the Annual General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.

I/We ____

(Name in block letters)

being (a) shareholder(s) of the Corporation who has/have dematerialised my/our shares in the Corporation do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of Highveld Steel and Vanadium Corporation Limited to be held at 10:00 on Thursday, 13 May 2010.

Voting instruction	For	Against	Abstain
Ordinary resolution No. 1			
Ordinary resolution No. 2			
Ordinary resolution No. 3			
MA Bhabha			
B Ngonyama			
PM Surgey			
TI Yanbukhtin			
Ordinary resolution No. 4			
Ordinary resolution No. 5			
Ordinary resolution No. 6			
Ordinary resolution No. 7			
CB Brayshaw			
B Ngonyama			
PM Surgey			

Voting Instruction Form continued

1. Please indicate in the appropriate spaces on the previous page the number of votes to be cast. Each share carries the right to one vote.
2. All the votes need not be exercised nor need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this Voting Instruction Form must be initialled by the signatory.
4. When there are joint holders of shares, any one holder may sign the Voting Instruction Form.
5. Completed Voting Instruction Forms should be forwarded to the CSDP or broker through which the Highveld shares have been dematerialised to reach their offices by not later than 10:00 on 7 May 2010.

Signed at ______________________ on ______________________ 2010

Signature: ______________________

This Voting Instruction Form is not for use by registered shareholders.